Exhibit 99.8

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CENTERRA GOLD INC. ANNUAL REPORT 2019

Corporate Profile

Centerra Gold (“Centerra”) is a Canadian-based gold mining company engaged in operating, developing, acquiring and exploring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia.

The Company operates two flagship assets, the Mount Milligan Mine in British Columbia, Canada and the Kumtor Mine in the Kyrgyz Republic and now has a third operating gold mine, the 100% owned Öksüt Mine in Turkey.

In 2019, Centerra produced 783,308 ounces of gold and 71.1 million pounds of copper from its two operations.

Centerra’s objectives are to build shareholder value by maximizing the potential of its current properties, deliver profitable growth through the development of its late-stage properties such as Kemess Underground, Kemess East and Greenstone, add additional exploration properties and exploration joint ventures and continue to increase its reserves and resources.

Centerra’s shares trade on the Toronto Stock Exchange (TSX) under the symbol CG.

The Company is headquartered in Toronto, Ontario, Canada.

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THE ÖKSÜT GOLD PROJECT IN TURKEY PRODUCED FIRST GOLD IN JANUARY OF 2020.

CENTERRA’S PROVEN AND PROBABLE RESERVES ARE 11.1 MILLION OUNCES OF CONTAINED GOLD AND 1,589 MILLION POUNDS OF CONTAINED COPPER.

THE KUMTOR STRATEGIC AGREEMENT WAS COMPLETED WITH THE KYRGYZ REPUBLIC GOVERNMENT IN AUGUST 2019.

CORPORATE HIGHLIGHTS

•   2019 actual gold production 783koz, copper production 71Mlbs, at AISC[1] of $708 per ounce

•   2020 estimated gold production[2] up to 820koz, copper production[2] up to 90Mlbs, AISC[1] of $820 to $870 per ounce

•   2019 cash provided by operations $334 million

•   Öksüt construction 89% complete. First gold pour achieved January 2020

•   Progressing two advanced stage growth projects in Canada

•   Announced dividend in first quarter 2020

1)  All-in sustaining costs per ounce sold (AISC) is a non-GAAP measure discussed under “Non-GAAP Measures” in the Company’s most recent MD&A and News Release dated March 26, 2020.

2)  Due to the rapidly evolving risks relating to COVID-19, this guidance will not reflect the Company’s estimates of its 2020 performance if there are any further significant disruptions to any of its operations. Readers are cautioned to carefully consider the risks identified in the Company’s news release and management’s discussion and analysis filed on March 26, 2020 and the Company’s most recently filed Annual Information Form.

Cautionary Note Regarding Forward-looking Statements

Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, see page 1 of the MD&A.

For a detailed discussion of such risks and other factors, see the Management’s Discussion and Analysis (MD&A) included in this Annual Report and the Company’s most recent Annual Information Form which is available on SEDAR.

All dollar amounts are expressed in U.S. dollars in this report, except as otherwise indicated.

Information is given as of December 31, 2019 unless otherwise specified.

CENTERRA GOLD INC. Annual Report 2019

RETAINED EARNINGS PROFILE

WE HAVE A STRONG BALANCE SHEET WITH POSITIVE RETAINED EARNINGS. REVENUE INCREASED TO $1,375 MILLION IN 2019 FROM $1,129 MILLION IN THE COMPARATIVE PERIOD AS A RESULT OF 10% MORE GOLD OUNCES SOLD AND ACHIEVING 11% HIGHER AVERAGE REALIZED GOLD PRICE IN 2019. DURING THE YEAR, OUR OPERATING MINES OUTPERFORMED EXPECTATIONS.

2020(3) ESTIMATED GOLD PRODUCTION IS UP TO 820KOZ, COPPER PRODUCTION UP TO 90MLBS, AISC[1] OF $820 TO $870 PER OUNCE. IN 2019 WE EXCEEDED OUR 2019 GOLD PRODUCTION GUIDANCE, PRODUCING 783,309 OUNCES OF GOLD AND MET OUR COPPER PRODUCTION GUIDANCE PRODUCING 71 MILLION POUNDS OF COPPER.

GOLD PRODUCTION	PROFITABLY GROWING GOLD PRODUCTION

CENTERRA’S PORTFOLIO OF OPERATIONS IS GENERATING SOLID CASH FLOWS. BASED ON THE PLANNED PRODUCTION OF OUR MINES AND THE OPPORTUNITIES THAT EXIST TO EXTEND THEIR LIVES, WE EXPECT TO BE ABLE TO CONTINUE TO PRODUCE STRONG CASH FLOWS FROM THESE SOURCES FOR YEARS TO COME. OUR BALANCE SHEET IS STRONG WITH $35 MILLION DEBT NET OF CASH AND $615 MILLION LIQUIDITY AS AT DECEMBER 31, 2019.

1)  All-in sustaining costs on a by-product basis per ounce sold is a non-GAAP measure and is discussed under “Non-GAAP Measures” in the Management’s Discussion and Analysis accompanying this Annual Report.

2)  For further information regarding gold mineral reserves, grades and quantities, see the Company’s news release dated March 26, 2020.

3)  Due to the rapidly evolving risks relating to COVID-19, this guidance will not reflect the Company’s estimates of its 2020 performance if there are any further significant disruptions to any of its operations. Readers are cautioned to carefully consider the risks identified in the Company’s news release and management’s discussion and analysis filed on March 26, 2020 and the Company’s most recently filed Annual Information Form.

CENTERRA GOLD INC. Annual Report 2019	BUILT FOR SUCCESS

CEO’S MESSAGE THE COMPANY ACHIEVED AN IMPORTANT MILESTONE WITH THE FIRST GOLD POUR AT ÖKSÜT IN TURKEY. ÖKSÜT IS NOW OUR THIRD OPERATING MINE AND OUR THIRD SOURCE OF GOLD PRODUCTION GOING FORWARD.

Financially in 2019, Centerra recorded a net loss of $93.5 million or $0.32 per share (basic) and after adjusting the net loss for the $230.5 million impairment charge on the assets at Mount Milligan, a $34.5 million ARO expense at the non-operating sites and the $10 million charge relating to the completion of the Strategic Agreement with the Kyrgyz Government, adjusted net earnings[1] were $181.5 million or $0.62 per share (basic). We generated on a Company-wide basis $334.1 million of cash from operations or $1.14 per share, which included the Kyrgyz Republic settlement payment of $62.6 million. At the operating asset level, the Kumtor Mine generated $240 million of free cash flow[1] and Mount Milligan generated $26.5 million, reflecting the reduced throughput levels experienced in the first quarter of 2019 at Mount Milligan. This enabled the Company to aggressively pay down its debt over the year by approximately $111 million as well as repaying a $27 million promissory note, ending the year with debt net of cash of $35 million (excluding restricted cash of $28 million). On January 30, 2020, we repaid the $78 million drawn balance on the Öksüt project finance facility using lower cost funds from our corporate credit facility and then cancelled the $150 million facility, which resulted in the release of $25 million of restricted cash. At the end of the year, the Company reported $43 million of cash, and cash equivalents.

During 2019 the Company actively worked on a number of ESG initiatives as it dedicates more resources to this important area, with the continuation of our female empowerment program Leading from Within, adopting the World Gold Council’s Responsible Gold Mining Principles (RMPG), forming a Company-wide tailings storage facility (TSF) steering committee, completing a preliminary desktop climate study which reviewed the Company’s physical climate risks across all its sites and commencing an ESG issues assessment Company-wide to identify, prioritize and validate the key ESG issues facing the operations and project-affected stakeholders and groups.

Our performance in 2019 was overshadowed by two troubling safety incidents we experienced at Kumtor in December 2019 and February 2020 that resulted in the loss of three of our employees. We most sincerely apologize to the families, friends and colleagues for these tragic incidents and we are fully committed to understanding and learning from the contributing circumstances so that we can take all necessary steps to prevent such tragic incidents from happening in the future. We remain steadfast in our resolve to ensure that everyone who works at our operations can do so safely and will return home safely, each and every day. There is nothing more important.

During 2019, Centerra exceeded its consolidated gold production and cost guidance, due to the strong operating performance at both operations, delivering more than 783,300 ounces of gold at an all-in sustaining cost on a by-product basis of $708 per ounce sold[1], which was lower than the low-end of our all-in sustaining cost guidance. Kumtor had another strong year exceeding its revised production guidance in delivering 600,201 ounces of gold production at an all-in sustaining cost on a by-product basis of $598 per ounce sold[1], which was lower than the low-end of its all-in sustaining cost guidance. In 2019, Mount Milligan exceeded the upper end of its gold production guidance and achieved the mid-point of its copper production guidance, producing 183,107 ounces of gold and 71.1 million pounds of copper. All-in sustaining cost on a by-product basis was above guidance at $828 per ounce sold[1]. In January 2020, the Kumtor Mine received all the necessary approvals and permits to recommence mining operations and at the end of the month, the Öksüt Project completed its first gold pour on time and under budget.

CENTERRA GOLD INC. Annual Report 2019

Looking forward in 20202, our main focus will be the ramp up of production at Öksüt, which represents our third operating asset and a third source of profitable production. We expect to achieve commercial production at Öksüt in 2020.

At Kumtor we completed the Strategic Agreement in August 2019 and during the year invested significantly in exploration drilling to potentially extend the mine life. At year-end, Kumtor’s mineral resources increased as a result of this drilling and we are in the process of updating Kumtor’s technical report which we plan to release in the second half of 2020.

At Mount Milligan in 20202, we expect to run at full capacity throughout the year. In the summer of 2019 we experienced higher than normal rainfall during most of the second half of the year and we developed a new water wellfield in the Lower Rainbow Valley that began pumping water in late December adding to our other sources of surface water which has given us sufficient water in the tailing storage facility to run at full capacity. We also completed and filed in March 2020 an updated NI 43-101 technical report with an effective date of December 31, 2019 and continue to work with the relevant stakeholders to evaluate identified water sources to supply Mount Milligan’s mill for the life-of-mine while meeting environmental and other parameters.

At our development properties, Kemess and the Greenstone Gold Property, our 50-50 joint venture with Premier Gold, we will continue to progress work on optimization studies and continue to de-risk both projects during 2020.

We are committed to global exploration, with an expanded exploration budget of $50 million in 2020. The majority of the spending, $32 million, will be for brownfields exploration at Kumtor, Mount Milligan, Öksüt and Kemess to add to the resource base and

ÖKSÜT TIMELINE

CENTERRA GOLD INC. Annual Report 2019	BUILT FOR SUCCESS

Scott G. Perry President and Chief Executive Officer

convert resources into reserves. Exploration and business development activities will focus on our existing properties and joint ventures in Canada, Finland, Mexico, Turkey, and expand into new regions to meet the long-term growth targets of Centerra.

For 2020[2], we are estimating Company-wide gold production to be in the range of 740,000 to 820,000 ounces. Additionally, we are expecting 80 million to 90 million pounds of payable copper production from Mount Milligan for the year. The Company’s guidance assumes Mount Milligan achieving an average daily throughput of approximately 55,000 tonnes per calendar day.

At Mount Milligan lower production is expected in the first half of the year due to processing ore with lower than the expected average gold and copper grades which are expected to increase over the second half of 2020[2] increasing metal production. Crusher maintenance was completed during January at Mount Milligan and further mill maintenance downtime is planned for the first quarter and third quarter. The Company continues to work on several continuous improvement projects including electrification of all pumping equipment, groundwater exploration and remediation of the secondary crushing circuit and is actively reducing costs throughout the operation.

At Kumtor, a comprehensive mill maintenance shutdown occurred in December 2019 and the mill was successfully restarted in early January. This shutdown is expected to reduce production levels in

1)  Non-GAAP measure, see discussion under “Non-GAAP Measures”.

2)  Due to the rapidly evolving risks relating to COVID-19, this guidance will not reflect the Company’s estimates of its 2020 performance if there are any further significant disruptions to any of its operations. Readers are cautioned to carefully consider the risks identified in the Company’s news release and management’s discussion and analysis filed on March 26, 2020 and the Company’s most recently filed Annual Information Form.

the first quarter of 2020, which are expected to ramp up with the delivery of ore from current stockpiles on surface.

Company-wide, our all-in sustaining costs on a by-product basis[1] for 2020 are expected to be in the range of $820 to $870 per ounce sold. “All-in sustaining costs” is a non-GAAP measure and includes our sustaining capital and corporate costs on a consolidated basis but excludes growth capital and taxes. It is more fully described in “Non-GAAP Measures” in the accompanying Management’s Discussion and Analysis.

We will continue to invest in our properties in 2020. Total capital expenditures excluding capitalized stripping are estimated to be $169 million, which includes $109 million of sustaining capital and $60 million of growth capital. Total capitalized stripping costs in 2020 are estimated to be $236 million of that, $215 million ($173 million cash component) is related to the development of the open pit at Kumtor and $21 million for open pit development at Öksüt ($20 million cash component).

With our corporate credit facility, existing cash reserves and our expectation for continued profitable production, we believe that our business plan and future growth can all be funded internally.

We thank our employees for their continued commitment to maintaining safety, health and environmental standards at our mines and for achieving the production goals of the Company. We look forward to another strong year of profitable production, the continued de-risking of our development properties, and, lastly, the expansion of our exploration program into new regions.

Scott G. Perry

President and

Chief Executive Officer

CENTERRA GOLD INC. Annual Report 2019

FINANCIAL AND OPERATING HIGHLIGHTS
SELECTED ANNUAL INFORMATION ($ millions except as noted)	2019	2018	2017
Revenue	$1,375	$1,129	$1,199
Earnings from mine operations	$450	$343	$499
Revenue-based taxes	$116	$93	$97
Exploration and business development	$46	$35	$16
Corporate administration	$45	$30	$38
ARO revaluation at sites on care and maintenance	$35	$40	$—
Kyrgyz Republic settlement	$10	$—	$60
Asset impairment – Mount Milligan	$231	$—	$—
Gain on sale of ATO	$—	$28	$—
Net (loss) earnings	$(94)	$108	$210
(Loss) earnings per common share – $ basic	$(0.32)	$0.37	$0.72
Adjusted net earnings(1)	$182	$118	$281
Adjusted net earnings per common share(1) – $ basic	$0.62	$0.40	$0.96
Cash provided by operations	$334	$218	$501
Cash provided by operations – $ per share	$1.14	$0.75	$1.72
Adjusted cash provided by operations(1)	$397	$222	$501
Free cash flow (deficit)(1)	$35	$(68)	$223
Adjusted free cash flow (deficit)(1)	$97	$(64)	$223
Cash, cash equivalents and short-term investments (including restricted cash)	$71	$179	$417
Total assets	$2,702	$2,827	$2,772
Gold produced – ounces	783,308	729,556	785,316
Gold sold – ounces	780,654	709,330	792,466
Copper produced – 000’s payable pounds	71,146	47,091	53,596
Copper sales – 000’s payable pounds	67,430	44,370	59,719
Production costs per ounce of gold sold(2)	$465	$464	$360
All-in sustaining costs on a by-product basis – $ per oz gold sold(1)(2)	$708	$754	$687
All-in sustaining costs on a by-product basis including taxes – $ per oz gold sold(1)	$862	$889	$815
Average realized gold price (consolidated) – $ per oz sold(1)(2)	$1,309	$1,175	$1,171

Non-GAAP measure and is discussed under “Non-GAAP Measures” in the Management’s Discussion and Analysis accompanying this Annual Report. Combines streamed and unstreamed amounts.

CENTERRA GOLD INC. Annual Report 2019	BUILT FOR SUCCESS

Management’s Discussion and Analysis

For the Period Ended December 31, 2019

This Management Discussion and Analysis (“MD&A”) has been prepared as of March 25, 2020, and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra ” or the “Company ”) for the three and twelve months ended December 31, 2019 in comparison with the corresponding periods ended December 31, 2018. This discussion should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s audited financial statements and the notes thereto for year ended December 31, 2019, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. All references in this document denoted with NG, indicate a non-GAAP term which is discussed under “Non-GAAP Measures ” and reconciled to the most directly comparable GAAP measure. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements under the heading “2020 Outlook” including expected gold and copper production in 2020, expectations regarding throughput rates per calendar day at the Mount Milligan mill, plans for maintenance work at our mines which will impact production, expectations for ramping up gold production at the Öksüt Project, production costs and all-in sustaining costs, capital spending and other expenditures expected for 2020, and expectations about the molybdenum business unit in 2020; our estimates for asset retirement obligations; the Company’s expectations regarding having sufficient liquidity for 2020; the Company’s expectations of extending the term of permits received for pumping from a wellfield; expectations regarding having sufficient water in the tailings storage facility for 2020; the Company’s plans and timing for developing and submitting requests to implement a long-term solution to the Mount Milligan water sufficiency issues, including consultations with potentially affected Indigenous groups and regulators; expectations regarding the construction completion of the Öksüt Project and timing of ramp up of operations; the expectations that the Kyrgyz Government will continue to comply with the terms of the Strategic Agreement; the outcome of the litigation involving the Company, the Greenstone Managing Partner, Premier Gold and its nominees to the Greenstone Managing Partner board of directors; the Company’s planned exploration activities; the Company’s cash on hand, working capital, future cash flows and existing credit facilities being sufficient to fund anticipated operating cash

CENTERRA GOLD INC. ANNUAL REPORT 2019	1

requirements and statements found under the heading “2020 Outlook”, including forecast 2020 production figures and costs, capital spending (growth and sustaining) and exploration expenditures and taxes; expectations of not needing to slow production at Mount Milligan to conserve water; and the Company will achieve Mount Milligan production and costs estimates as detailed in the updated NI 43-101 technical report for Mount Milligan.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. For a list of known risk factors, please see “Risks That Can Affect our Business ”.

Furthermore, market price fluctuations in gold and copper, as well as increased capital or production costs or reduced recovery rates may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. Economic and technological factors which may change over time always influence the evaluation of reserves or resources. Centerra has not adjusted mineral resource figures in consideration of these risks and, therefore, Centerra can give no assurances that any mineral resource estimate will ultimately be reclassified as proven and probable reserves.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of March 25, 2020. Centerra assumes no obligation to update or revise forward looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

CENTERRA GOLD INC. ANNUAL REPORT 2019	2

TABLE OF CONTENTS

Overview	4
Consolidated Financial and Operational Highlights	5
Overview of Consolidated Results	6
2020 Outlook	7
Risks That Can Affect Our Business	13
Financial Performance	15
Balance Sheet Review	18
Market Conditions	19
Financial Instruments	22
Operating Mines and Facilities	22
Construction and Development Projects	38
Quarterly Results – Previous Eight Quarters	40
Related party transactions	40
Contingencies	42
Contractual Obligations	47
Accounting Estimates, Policies and Changes	47
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	48
Non-GAAP Measures	48
Qualified Person & QA/OC – Production Information	53
Qualified Person & QA/QC – Mineral Reserves and Mineral Resources	53
Mineral Reserves and Mineral Resources	54

CENTERRA GOLD INC. ANNUAL REPORT 2019	3

Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra’s principal operations are the Kumtor Gold Mine located in the Kyrgyz Republic, the Mount Milligan Gold-Copper Mine located in British Columbia, Canada, and the Oksut Gold Mine in Turkey, which began production in January 2020. The Company has two properties in Canada in the pre-development stage, the Kemess Underground Gold Property and the Greenstone Gold Project (50% ownership), owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Mexico and Turkey. The Company owns various assets included in its Molybdenum Business Unit consisting of the Langeloth metallurgical processing facility and two mines currently on care and maintenance, Thompson Creek Mine in the United States of America, and the Endako Mine in British Columbia, Canada (75% ownership).

As of December 31, 2019, Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current Status	Property Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	100%
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Project - Turkey	Development / Commissioning(1)	100%
Langeloth Metallurgical Company LLC	Langeloth - United States	Operation	100%
AuRico Metals Inc.	Kemess Project - Canada	Pre-development	100%
Greenstone Gold Mines LP	Greenstone Gold Property - Canada	Pre-development	50%
Thompson Creek Mining Co.	Thompson Creek Mine - United States	Care and Maintenance	100%
Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	75%

(1)	Commenced production in January 2020

Centerra’s common shares are listed for trading on the Toronto Stock Exchange under the symbol CG. As of March 25, 2020, there are 293,814,618 common shares issued and outstanding, options to acquire 4,142,782 common shares outstanding under its stock option plan and 1,029,201 units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for common shares).

The Company reports the results of its operations in U.S. dollars, however not all of its costs are incurred in U.S. dollars. As such, the movement in exchange rates between currencies in which the Company incurs costs and the U.S. dollar also impact reported costs of the Company.

CENTERRA GOLD INC. ANNUAL REPORT 2019	4

Consolidated Financial and Operational Highlights

Unaudited ($ millions, except as noted)	Three months ended December 31			Twelve months ended December 31
Financial Highlights	2019	2018	% Change	2019	2018	2017	% Change 2019 vs 2018
Revenue	$312.5	$391.5	(20%)	$1,375.3	$1,129.3	1,199.0	22%
Production costs	149.4	172.5	(13%)	676.6	578.2	505.3	17%
Standby costs	9.1	—	100%	9.1	10.8	—	(16%)
Depreciation, depletion and amortization	59.3	63.7	(7%)	239.5	196.9	195.0	22%
Earnings from mine operations	94.7	155.3	(39%)	450.1	343.4	498.7	31%
Net (loss) earnings	$(12.2)	$49.0	(125%)	$(93.5)	$107.5	209.5	(187%)
Adjusting items
- ARO revaluation at sites on Care and Maintenance	34.5	41.8	(17%)	34.5	40.4	—	(15%)
- Asset Impairment - Mount Milligan	—	—	0%	230.5	—	—	100%
- Kyrgyz Republic settlement	—	—	0%	10.0	—	60.0	100%
- Gain on sale of ATO	—	—	0%	—	(28.0)	—	(100%)
- Other adjusting items	—	—	0%	—	(1.8)	11.5	(100%)
Adjusted net earnings (3)	$22.3	$90.8	(75%)	$181.5	$118.1	281.0	54%
Cash provided by operations	92.5	151.6	(39%)	334.1	217.5	500.9	54%
Adjusted cash provided by operations(3)	92.5	151.6	(39%)	396.7	221.9	500.9	79%
Free cash flow (deficit) (3)	(0.4)	65.5	(101%)	34.7	(68.4)	222.9	151%
Adjusted free cash flow (deficit)(3)	(0.4)	65.5	(101%)	97.3	(64.0)	222.9	252%
Capital expenditures - sustaining	17.8	23.6	(24%)	79.6	88.5	91.8	(10%)
Capital expenditures - growth and development projects	42.4	34.3	23%	148.9	101.5	32.0	47%
Capital expenditures - stripping	35.1	36.0	(3%)	97.2	138.8	200.2	(30%)
Total assets	$2,701.7	$2,826.7	(4%)	$2,701.7	$2,826.7	2,772.2	(4%)
Long-term debt and lease obligation	88.3	183.5	(52%)	88.3	183.5	211.6	(52%)
Cash, cash equivalents and restricted cash	70.7	179.2	(61%)	70.7	179.2	416.6	(61%)
Per Share Data
(Loss) earnings per common share - $ basic (1)	$(0.04)	$0.17	(124%)	$(0.32)	$0.37	0.72	(186%)
Adjusted net earnings per common share - $ basic (1)(3)	$0.08	$0.31	(74%)	$0.62	$0.40	0.96	55%
Per Ounce Data (except as noted)
Average gold spot price ($/oz)(2)	1,483	1,229	21%	1,393	1,269	1,258	10%
Average realized gold price ($/oz)(3)(4)	1,403	1,158	21%	1,309	1,175	1,171	11%
Average copper spot price ($/lb)(2)	2.68	2.79	(4%)	2.73	2.96	2.61	(8%)
Average realized copper price ($/lb)(3)(4)	2.23	1.76	27%	2.09	2.02	2.11	3%
Operating Highlights
Gold produced (oz’s)	194,507	288,367	(33%)	783,308	729,556	785,316	7%
Gold sold (oz’s)	169,892	269,754	(37%)	780,654	709,330	792,466	10%
Payable Copper Produced (000’s lbs)	18,079	11,796	53%	71,146	47,091	53,596	51%
Copper Sales (000’s payable lbs)	14,301	13,591	5%	67,430	44,370	59,719	52%
Unit Costs
Production costs per ounce of gold sold (4)	$455	$375	21%	$465	$464	360	0%
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(3)(4)	$799	$576	39%	$708	$754	687	(6%)
Gold - All-in sustaining costs on a by-product basis (including taxes) ($/oz sold)(3) (4)	$969	$709	37%	$862	$889	815	(3%)
Gold - All-in sustaining costs on a co-product basis (before taxes) – ($/oz sold)(3)(4)	$829	$573	45%	$737	$750	737	(2%)
Production costs per pound of copper sold (4)	1.50	1.33	13%	1.46	1.26	1.48	16%
Copper - All-in sustaining costs on a co-product basis (before taxes) – ($/pound sold)(3)(4)	$2.28	$1.53	49%	$1.85	$1.77	1.47	5%

(1)	As at December 31, 2019, the Company had 293,690,456 common shares issued and outstanding.
(2)	Average for the period as reported by the London Bullion Market Association (US dollar Gold P.M. Fix Rate) and London Metal Exchange (LME).
(3)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(4)	Combines streamed and unstreamed amounts.

CENTERRA GOLD INC. ANNUAL REPORT 2019	5

Overview of Consolidated Results

Fourth Quarter 2019 compared to Fourth Quarter 2018

Net loss of $12.2 million and adjusted net earningsNG of $22.3 million in the fourth quarter of 2019, compared to net earnings and adjusted net earningsNG of $49.0 million and $90.8 million, respectively, in the fourth quarter of 2018. The decrease in adjusted net earningsNG in the fourth quarter of 2019 was due to lower gold grades at Kumtor and Mount Milligan and costs related to the significant waste rock movement at Kumtor’s Lysii waste rock dump, partially offset by higher average gold prices in 2019 together with higher copper grades processed at the Mount Milligan Mine.

Significant adjusting items to the net loss in the fourth quarter of 2019 include:

•	$34.5 million asset retirement obligation (“ARO”) expense at the Company’s non-operating sites, due primarily to a change in discount rates.

Significant adjusting items to net earnings in the fourth quarter of 2018 include:

•	$40.4 million ARO expense at the Company’s non-operating sites, due primarily to a change in the underlying closure plan at the Thompson Creek Mine.

Cash provided by operations was $92.5 million in the fourth quarter of 2019, compared to $151.6 million in the same prior year period, due to the decrease in adjusted net earningsNG, increase in inventory and decrease in accounts payable at Mount Milligan, partially offset by an increase in accounts payable at Kumtor. Negative free cash flowNG of $0.4 million in the fourth quarter of 2019 compared to positive free cash flowNG of $65.5 million in the same period of 2018, consistent with the change in adjusted net earningsNG.

Year ended December 31, 2019 compared to 2018

Net loss of $93.5 million and adjusted net earningsNG of $181.5 million in 2019, compared to net earnings and adjusted net earningsNG of $107.5 million and $118.1 million, respectively, in 2018.

The increase in adjusted net earningsNG in the current year was due to increased gold sales at Kumtor and Mount Milligan, increased copper sales at Mount Milligan and higher realized gold prices. At Kumtor, the increase in gold sold was as a result of processing higher grade ore and achieving higher recoveries. At Mount Milligan the increased sales levels reflect additional concentrate shipments during the year due to higher mill availability and throughput, coupled with higher copper grades and higher gold recoveries.

Significant adjusting items to the net loss in 2019 include:

•	$230.5 million impairment charge on the assets at the Mount Milligan Mine,

•	$34.5 million ARO expense at the non-operating sites due to a significant change in the discount rate assumption, and

•	$10.0 million charge relating to the completion of the Strategic Agreement with the Kyrgyz Government.

Significant adjusting items to net earnings in 2018 include:

•	$40.4 million ARO expense at the non-operating sites due to changes in the underlying closure models, partially offset by,

•	$28.0 million gain on the sale of the Company’s royalty portfolio that was acquired as part of the AuRico Metals Inc. acquisition.

CENTERRA GOLD INC. ANNUAL REPORT 2019	6

Cash provided by operations was $334.1 million in 2019, which included the Kyrgyz Republic settlement payment of $62.6 million, compared to $217.5 million in the same prior year period. Excluding this payment, adjusted cash provided by operationsNG for 2019 was $396.7 million compared to $221.9 million in 2018 due to higher revenue as a result of increased gold sold at Kumtor, increased copper sold at Mount Milligan and higher realized gold prices. There was also an increase in cash from working capital due to a larger increase in accounts payable balances at Kumtor, Mount Milligan and the corporate office in 2019 compared to 2018, partially offset by a larger increase in the accounts receivable balance at Mount Milligan, due to the timing of shipments in 2019 compared to 2018. The increase in adjusted free cash flowNG of $97.3 million in 2019 compared to negative adjusted free cash flowNG of $64.0 million in 2018 is due to an increase in cash provided by operations and decrease in capitalized stripping at Kumtor, partially offset by an increase in capital expenditures at Öksüt. The negative adjusted free cashflowNG of $64.0 million in 2018 was primarily due to lower sales and earnings at Kumtor and Mount Milligan.

Safety and Environment

On December 1, 2019, a significant waste rock movement occurred at Kumtor’s Lysii waste rock dump resulting in two employee fatalities. After six weeks of continuous search efforts and with the consent of the families and the relevant Kyrgyz state agencies, the search was concluded. Investigations involving the Kyrgyz State Inspectorate for Environmental and Technical Safety as well as internal investigations by Centerra Gold are currently underway. Including these two fatalities, Centerra incurred fourteen reportable injuries in the fourth quarter of 2019, including six lost time injuries, six medical aid injuries and two restricted work injuries.

On February 15, 2020, a Kumtor employee succumbed to a fatal injury while operating an excavator, which tipped and then slipped down into a water-filled basin near the edge of Petrov Lake. An internal investigation has commenced, and management is working closely with the Kyrgyz regulators and other state authorities to ascertain the cause of the incident.

There were no reportable releases to the environment in the fourth quarter and for the 2019 year.

2020 Outlook

The Company has been monitoring closely developments relating to COVID19 and has taken a number of proactive measures to ensure the safety of its employees and the continuity of its business. To date, the Company has experienced no operating or production disruptions nor any supply chain interruptions or impact.

However, the Company has decided to undertake a significant reduction of manpower and operations at the Öksüt Project on March 31, 2020 for an initial period of two weeks. This decision was taken in response to recent Turkish government initiatives aimed to reducing the spread of COVID-19. The reduction will result in a suspension of open pit mining activities though, limited crews will remain on site to place ore on the heap leach pad, to operate the ADR plant and to perform essential site services. Approximately 150,000 tonnes of crushed material is available at site for stacking (such volume represents approximately 15 days worth of stacking activity). Öksüt has prepared detailed plans in case a further reduction or cessation of operations becomes necessary or desirable. This short-term cessation of mining is not expected to impact 2020 production guidance as estimated at December 31, 2019.

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Kumtor and Mount Milligan operations continue for the time being and, in the case of Kumtor, with the support of the Kyrgyz Republic Government. Each site has implemented a number of proactive measures to prevent the spread of COVID-19 and ensure the safety of its employees, contractors, communities and other stakeholders. Both Kumtor and Mount Milligan have also made detailed plans in case a reduction or cessation in operations becomes necessary or desirable.

Despite its best efforts, the Company notes that COVID-19 has the potential to significantly further disrupt Centerra’s operations. Among other things, COVID19 has the potential to cause significant illness in our workforce, temporarily shut down mining, milling and other operations, disrupt supply chains as well as rail and shipping networks used to deliver our products to customers. While Centerra has taken and will continue to take measures to mitigate such risks, the global effects of COVID19 are rapidly evolving and cannot be predicted.

The guidance in this Outlook section has been largely reproduced from the Company’s news release of February 11, 2020 for ease of reference. However, the Company cautions that due to the rapidly evolving risks relating to COVID-19, the guidance set out below will not reflect the Company’s estimates of its 2020 performance if there are any further significant disruptions to any of its operations. Readers are therefore cautioned to carefully consider the foregoing paragraphs of this Outlook section and the risks identified elsewhere in this document and in Centerra’s most recently filed Annual Information Form.

2020 Gold Production Guidance

Centerra’s 2020 gold production is expected to be between 740,000 to 820,000 ounces.

Kumtor Mine’s gold production forecast is expected to be in the range of 520,000 ounces to 560,000 ounces. A planned shutdown of the processing plant, for the replacement of the SAG Mill girth gear, SAG Mill pinion, and Ball Mill electrical motor, occurred in December 2019 and the processing plant was successfully restarted in early-January. This shutdown is expected to reduce production levels in the first quarter of 2020. For 2020, 100% of the ore feed for the processing plant will come from existing ore stockpiles on surface.

At Mount Milligan, the Company expects to achieve an average daily throughput of approximately 55,000 tonnes per calendar day for the full year. Crusher maintenance was completed during January. Further mill maintenance downtime is scheduled for the first quarter (9-days) and third quarter (8-days) to complete SAG Mill relines and other maintenance work. The Company notes that any delays in the completion of such work, due to COVID19 or otherwise, may result in a potentially prolonged period during which the mill could be shut down. Mount Milligan’s total payable gold production is forecast to be in the range of 140,000 to 160,000 ounces. During the first half of 2020, lower than the expected 2020 average gold and copper grades are planned to be processed resulting in lower first half production. Gold and copper grades and metal production is expected to increase over the second half of 2020. The Company continues to work on several continuous improvement projects including electrification of all pumping equipment, groundwater exploration and remediation of the secondary crushing circuit and is actively reducing costs throughout the operation, including the removal of a layer of management in January 2020.

At Öksüt, first gold pour occurred on January 31 and 2020 gold production is expected to be in the range of 80,000 to 100,000 ounces with gold production expected to ramp up over the course of the year.

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2020 Copper Production Guidance

Centerra expects total payable copper production from the Mount Milligan Mine to be in the range of 80 to 90 million pounds.

Centerra’s 2020 production is currently forecast as follows:

	Units	Kumtor	Mount Milligan(1)	Öksüt	Centerra
Gold
Unstreamed Gold Payable Production	(Koz)	520-560	91-104	80-100	691-764
Streamed Gold Payable Production(1)	(Koz)	—	49-56	—	49-56

Total Gold Payable Production(2)	(Koz)	520-560	140-160	80-100	740-820

Copper
Unstreamed Copper Payable Production	(Mlb)	—	65-73	—	65-73
Streamed Copper Payable Production(1)	(Mlb)	—	15-17	—	15-17

Total Copper Payable Production(3)	(Mlb)	—	80-90	—	80-90

1)

The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan Mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

2)	Gold production assumes recoveries of 82.4% at Kumtor, 64% at Mount Milligan and approximately 60% at Öksüt.
3)	Copper production assumes 81.9% recovery for copper at Mount Milligan.

2020 Sales and All-in Sustaining Unit Costs GuidanceNG

Centerra’s 2020 sales and all-in sustaining costs per ounce sold NG (“AISC”) calculated on a by-product basis, are forecasted as follows:

	Units	Kumtor	Mount Milligan(2)	Öksüt	Centerra(2)(4)
Ounces sold	(Koz)	520-560	140-160	80-100	740-820
Production costs per ounce of gold sold	($/oz)	$300-$360	$750-$800	$375-$550	$450-$500
All-in sustaining costs on a by-product basis(1),(2)	($/oz)	$750-$800	$885-$935	$650-$700	$820-$870
Revenue-based tax and taxes(3)	($/oz)	$190-$205	$20-$24	$10-$12	$130-$140
All-in sustaining costs on a by-product basis, including taxes (1), (2), (3)	($/oz)	$940-$1,005	$905-$959	$660-$712	$950-$l,010
Gold - All-in sustaining costs on a co-product basis(1),(2)	($/oz)	$750-$800	$970-$1,220	$650-$700	$825-$925
Production costs per pound of copper sold	($/lb)	—	$1.30-$1.40	—	$1.30-$1.40
Copper - All-in sustaining costs on a co-product basis (1),(2)	($/lb)	—	$1.70-$2.10	—	$1.70-$2.10

1)

All-in sustaining costs per ounce sold, all-in sustaining costs per ounce sold on a by-product basis, all-in sustaining costs on a by-product basis including taxes per ounce sold and all-in sustaining costs on a co-product basis (gold and copper) on a per unit basis are non-GAAP measures and are discussed under “Non-GAAP Measures”.

2)

Mount Milligan payable production and ounces sold are on a 100% basis (the Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively). Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs and all-in sustaining costs plus taxes. Payable production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and payable metal deductions, subject to metal content, levied by smelters.

3)	Includes revenue-based tax at Kumtor, British Columbia mineral tax at Mount Milligan and income tax at Öksüt.
4)	Results in chart may not add due to rounding.

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Production costs per ounce of gold sold are included as a new guidance measure and is considered the nearest GAAP measure to AISC. AISC is defined in the non-GAAP section of this MD&A, and includes production costs, as presented in the financial statements, as well as sustaining capital, capitalized stripping, corporate administration costs and various “other costs”, and a credit for copper sales ranging from $175 to $197 million for 2020. At Mount Milligan, “other costs” include approximately $20 million for treatment and refining charges and $10 million for marketing costs. In 2020, at Kumtor, “other costs” include approximately $10 million as contributions to various development funds in the Kyrgyz Republic.

2020 Capital Spending

Projected capital expenditures include:

Projects ($ millions)	Capitalized Stripping	Sustaining Capital	Growth Capital	Total
Kumtor Mine(1)	215	49	18	282
Mount Milligan Mine	—	55	—	55
Öksüt Mine(1)	21	—	29	50
Kemess Underground Project	—	—	13	13
Other(2)	—	5	—	5

Consolidated Total	$236	$109	$60	$405

1)	Capitalized stripping includes a cash component of $173 million (Kumtor Mine), and $20 million (Öksüt Mine).
2)	Thompson Creek Mine, Endako Mine (75% ownership), Langeloth facility, and Corporate.

Kumtor Mine

Spending on sustaining capital of $49 million relates primarily to major overhauls, purchase of vehicles and dewatering projects.

Growth capital investment at Kumtor for 2020 is forecast at $18 million which includes capital expenditures for the tailings dam lift required to allow for production from cutback 20 and cost related to the construction of the effluent treatment plant.

Mining activities at Kumtor in 2020 will be focused on stripping cutback 20. The cash component of capitalized stripping costs related to the development is expected to be $173 million of the $215 million total capitalized stripping estimated in 2020.

Mount Milligan Mine

Sustaining capital expenditures are forecast to be $55 million and relate primarily to tailings storage facility costs, major overhauls and water management costs.

Öksüt Mine

Growth capital investment for 2020 is forecast at $29 million as the Company completes the construction of the site.

The cash component of capitalized stripping costs related to the development of the open pit is expected to be $20 million of the $21 million total capitalized stripping estimated in 2020.

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Kemess Underground Project

In 2020, total spending at Kemess is estimated at $35 million, including $22 million for care and maintenance for the year. The Company has authorized $13 million of capitalized pre-construction spending at the Kemess Underground Project, with further spending subject to board approval.

Greenstone Gold Property

The 2020 expenditures relating to the Greenstone Gold Property (50-50 joint venture with Premier Gold) including the Hardrock Project continue to be under review given the ongoing legal dispute between the Company and Premier Gold.

2020 Exploration Expenditures

Planned exploration expenditures for 2020 are expected to be $50 million, including approximately $32 million for brownfields exploration (Kumtor – $20 million, Mount Milligan – $7 million, Öksüt – $3 million and Kemess – $2 million) and the balance for greenfields and generative exploration programs.

2020 Corporate Administration

Corporate and administration expense for 2020 is forecast to be between $32 million and $38 million (including $6 million to $8 million of stock-based compensation expense).

2020 Depreciation, Depletion and Amortization

Consolidated depreciation, depletion and amortization (DD&A) expense included in costs of sales expense for 2020 is forecasted to be in the range of $295 to $345 million, including Kumtor’s DD&A expense of $235 to $255 million, Mount Milligan’s DD&A expense of $40 million to $60 million, and Öksüt’s DD&A expense of $20 to $30 million.

2020 Taxes

Pursuant to the Restated Investment Agreement, Kumtor’s operations are not subject to corporate income taxes. Instead, the Restated Investment Agreement imposes a tax of 13% on gross revenue plus 1% for the Issyk-Kul Oblast Development Fund. The Mount Milligan operations are subject to corporate income tax and British Columbia mineral tax. At Öksüt, income tax is expected to be between $1 to $2 million. Corporate income tax for 2020 is forecast to be nil, while British Columbia mineral tax is forecast to be between $2 and $4 million.

2020 Financing Costs

Financing costs for 2020 are expected to be $5 to $7 million. As at December 31, 2019 the Company’s cash balance was approximately $43 million (excluding $28 million of restricted cash) and the outstanding debt balance was $78 million (Öksüt facility). At the end of 2019, the CAT lease facility of $27 million was repaid and the Öksüt facility with a drawn balance of $78 million was repaid on January 30, 2020 using lower cost funds from the Company’s corporate credit facility. In 2020, the Company expects to utilize the corporate credit facility and then expedite its repayment using available cash flow.

Molybdenum Business Unit

In 2020, the Company expects that the Langeloth metallurgical roasting facility, forming part of the molybdenum business, will not generate sufficient operating margins to cover the costs of its two molybdenum mines on care and maintenance. This assumption is based on a decline in the molybdenum price late in 2019. Care and maintenance expenses related to the Molybdenum unit are currently estimated to be between $12 million and $14 million for 2020.

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Sensitivities

Centerra’s revenues, earnings and cash flows for 2020 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings and cash from operations.

	Impact on ($ millions)							Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Financing Costs	Revenues	Cash flows	Net Earnings (after tax)	AISC(2)(3) on by-product basis
Gold price	$50/oz	5.1 - 5.6	—	1.5 - 1.6	34.5 - 38.2	27.9 - 31.0	27.9 - 31.0	0.2 - 0.5
Copper price	10%	4.7 - 5.3	—	0.6 - 0.7	17.0 - 19.0	11.7 - 13.0	11.7 - 13.0	21 - 23
Diesel fuel(4)	10%	4.9 - 6.0	—	—	—	4.9 - 6.0	4.9 - 6.0	7 - 8
Kyrgyz som(1)	1 som	1.2 - 1.6	—	—	—	1.2 - 1.6	1.2 - 1.6	1.5 - 2.0
Turkish lira(1)	1 lira	4.5 - 5.0	1.5 - 2.5	—	—	5.5 - 7.5	4.0 - 5.0	8 - 9
Canadian dollar(1)(4)	10 cents	8.5 - 10.0	4.1 - 4.8	—	—	12.6 - 14.8	8.5 - 10.0	13 - 15

(1)

Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.

(2)	Non-GAAP measure. See discussion under “Non-GAAP Measures”
(3)	AISC is calculated over the full year ounces sold forecast.
(4)	Includes the effect of hedging programs.

Production, cost and capital forecasts for 2020 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed herein under the headings “Material Assumptions” and “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Our Business” in this document and the Company’s most recently filed Annual Information Form.

Material Assumptions

Material assumptions or factors used to forecast production and costs for 2020 include the following:

•	a gold price of $1,350 per ounce

•	a copper price of $2.60 per pound

•	a molybdenum price of $10.75 per pound

•	exchange rates:

•	$1USD:$1.30 Canadian dollar,

•	$1USD:69.50 Kyrgyz som,

•	$1USD:5.50 Turkish lira,

•	$lUSD:0.85 Euro.

•	diesel fuel price assumption:

•	$0.50/litre at Kumtor,

•	$0.81/litre (CAD$1.06/litre) at Mount Milligan.

The assumed diesel price of $0.50/litre at Kumtor assumes that no Russian export duty will be paid on the fuel exports from Russia to the Kyrgyz Republic. Diesel fuel for Kumtor is sourced from separate Russian suppliers. The diesel fuel price assumptions were made when the oil price was approximately $66 per barrel. Crude oil is a component of diesel fuel purchased by the Company, such that changes in the price of Brent crude oil generally impacts diesel fuel prices. The Company established a hedging strategy to manage

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changes in diesel fuel prices on the cost of operations at the Kumtor Mine with the objective to hedge approximately 75% of Kumtor’s 2020 diesel purchases. The oil price has significantly decreased from January 1, 2020. The company is currently re-evaluating its diesel procurement strategy together with its hedging strategy, this may include holding higher levels of diesel at the Kumtor mine and the hedging strategy extending beyond the current 12-month period.

Other material assumptions used in forecasting production and costs for 2020 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost and capital forecasts for 2020 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Our Business” in this document and in the Company’s most recent Annual Information Form.

Risks That Can Affect Our Business

Overview

The Company is subject to risks that can have a material effect on the profitability, future cash flow, stated mineral reserves and financial condition of the Company. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has adopted an enterprise risk management program which applies to all of our operations and corporate offices. This broad, systematic approach is used to identify, assess, report and manage the significant risks that the Company faces in our business and operations. The Company uses a common risk matrix throughout the organization and considers any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk.

Board and Committee Oversight

The Company has a Risk Committee of the Board of Directors which has oversight responsibilities in relation to the policies, processes and systems for the identification, assessment and management of the Company’s principal strategic, financial, and operational risks. To ensure cross-communication of risks amongst Board committees, the members of the Risk Committee are comprised of at least one member from each of the other standing committees of the Board. Each of the other Board committees are responsible for overseeing risks related to their area of expertise and reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

The Company’s executive team meets regularly with our Vice President, Risk Management and Insurance to review the risks applicable to the organization in general, and to specific sites, and to discuss mitigation actions. The Company’s Vice President, Risk Management and Insurance in turn has regular calls and meetings with counterparts at the operations and sites to raise and discuss risks facing the operations and mitigation actions.

Principal risks

The following section describes the risks that are most material to our business. This is not, however, a complete list of the potential risks we face; there may be others we are not aware of, or risks we feel are not material today that could become material in the future. For a more comprehensive discussion about our risks, see our most recently filed Annual Information Form.

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Strategic, legal, planning and other risks

These include political risks associated with the Company’s operations in the Kyrgyz Republic, Turkey and Canada; resource nationalism; reliance on cash flow from its subsidiaries; the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including with respect to the environment; impact of community activism on laws and regulations; increases in contributory demands, or business interruption; delays or refusals to grant required permits and licenses; status of our relationships with local communities; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to disagreements with partners; risks related to mineral reserves and resources being imprecise; our production and cost estimates may be inaccurate; reputational risks, particularly in light of the increase in social media; ability to identify new opportunities and to grow the business; large fluctuations in the Company’s trading price that are beyond the Company’s control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism; and competition amongst mining companies for acquisition or development opportunities.

Financial Risks

The Company is subjected to risks related to its financial position and liquidity, including sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at Mount Milligan; reliance on a few key customers for the gold-copper concentrate at Mount Milligan; use of commodity derivatives; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of our environmental, social and corporate governance (“ESG”) practices and reporting on our ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments including any payments of principal and interest on the Company’s debt facilities depends on the cash flow of its subsidiaries; ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where we operate.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company’s control or ability to predict and mitigate. Risks include but are not limited to the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological problems, including earthquakes and other natural disasters; metallurgical and other processing problems; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; tailings design or operational issues, including dam breaches or failures; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; delays in the receipt of, or failure to receive, necessary government permits; delays in transportation, including disruption in rail and shipping networks caused by

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COVID19; interruption of energy supply; labour disturbances; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations; tailings management facilities; exposure of workforce to widespread pandemic (including COVID19); cyanide use; regulations regarding greenhouse gas emissions and climate change; development and construction costs being over budget; predicting decommissioning and reclamation costs; attracting and retaining qualified personnel; long lead times required for equipment and supplies given the remote location of some of the Company’s operating properties, and the potential that COVID19 could disrupt such supply chains; reliance on a limited number of suppliers for certain consumables, equipment and components; and security of critical operating systems.

Financial Performance

Fourth Quarter 2019 compared to Fourth Quarter 2018

Revenue:

Revenue decreased to $312.5 million in the fourth quarter of 2019 from $391.5 million in the comparative prior year period, as a result of 37% fewer gold ounces sold compared to 2018, partially offset by 21% higher average realized gold price and 5% more copper pounds sold.

Production:

Gold production in the fourth quarter of 2019 was 194,507 ounces compared to 288,367 ounces for the same prior year period. Gold production at Kumtor was 148,523 ounces in the fourth quarter of 2019, 35% less than the same period of 2018. The decrease in ounces produced at Kumtor was a result of processing lower grade ore, lower recoveries and a comprehensive mill shutdown in December to replace equipment. During the fourth quarter for 2019, Mount Milligan produced 45,984 ounces of gold, a 24% decrease from the same prior year period due to lower gold grades processed. Copper production at Mount Milligan during the fourth quarter of 2019 was 18.1 million pounds, 6.3 million pounds more than the comparative prior year period, reflecting higher grades, partially offset by lower recoveries.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold increased in the fourth quarter of 2019 to $455 compared to $375 in the same period of 2018, mainly due to lower sales volumes at both operating mines.

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All-in Sustaining CostsNG:

Centerra’s all-in sustaining costs on a by-product basis per ounce of gold soldNG, which excludes revenue-based tax and income tax, increased to $799 per ounce in the fourth quarter of 2019, up from $576 per ounce in the same prior year period due primarily to fewer ounces sold, partially offset by higher copper credits and lower production costs.

Exploration:

Exploration expenditures in the fourth quarter of 2019 were $9.1 million compared to $6.5 million in the comparative prior year period. The increase was due to an additional $1.0 million spent on drilling at each of the Kumtor and Mount Milligan mines.

Financing costs:

Financing costs in the fourth quarter of 2019 were $4.3 million compared to $4.9 million in the comparative prior year period, reflecting the Company’s repayment of the principal outstanding on its Corporate Facility.

Corporate administration:

Corporate administration costs were $9.2 million in the fourth quarter of 2019, an increase of $2.7 million compared to the same period of 2018, mainly due to an increase in employee and other costs.

Year ended December 31, 2019 compared to 2018

Revenue:

Revenue increased to $1,375.3 million in 2019 from $1,129.3 million in the comparative year, as a result of 10% more gold ounces sold, 11% higher average realized gold price, 52% more copper pounds sold and 2% higher molybdenum sales as compared to 2018.

Production:

Gold production for 2019 was 783,308 ounces compared to 729,556 ounces in 2018. Gold production at Kumtor was 600,201 ounces in 2019, 65,638 ounces (12%) more than the comparative year. The increase in ounces produced at Kumtor was a result of milling higher-grade ore (3.7g/t compared to 3.3g/t) and higher recoveries (83.5% compared to 79.3%). During 2019, although Mount Milligan recorded 21% higher throughput, it produced 183,107 ounces of gold, 6% lower than in 2018, as a result of lower grades (0.5g/t compared to 0.7g/t). Mount Milligan produced 71.1 million pounds of copper, 51% more than in 2018, reflecting higher throughput and grades (0.26% compared to 0.20%).

CENTERRA GOLD INC. ANNUAL REPORT 2019	16

Production costs per ounce of gold sold:

Production costs per ounce of gold sold increased in 2019 to $465 from $464 in 2018 due to higher mining and milling costs per ounce at Mount Milligan, partially offset by higher sales volumes at Kumtor.

All-in Sustaining CostNG:

All-in sustaining costs on a by-product basis per ounce of gold soldNG, which excludes revenue-based tax and income tax, decreased to $708 per ounce in 2019 from $754 per ounce in the comparative year mainly as a result of significantly more ounces sold and lower capitalized stripping costs at Kumtor, resulting in a 14% decrease in Kumtor’s all-in sustaining costNG. This was partially offset by an 8% increase in all-in sustaining costsNG at Mount Milligan attributable to higher production costs, partially offset by higher copper credits.

Exploration:

Exploration expenditures in 2019 were $28.0 million, a 34% increase compared to the $20.9 million in 2018, reflecting the increased exploration spending at Kumtor, Mount Milligan and Kemess in 2019.

Financing costs:

Financing costs in 2019 were $16.3 million compared to $30.7 million in the comparative year, reflecting the Company’s repayment of its Corporate Facility, which resulted in lower interest expense, and lower financing costs and fees.

Corporate administration:

Corporate administration costs increased to $45.3 million in 2019 compared to $29.6 million in the prior year, mainly due to an increase in share-based compensation of $15.3 million, driven by an increase in the Company’s share price, partially offset by administration costs in 2018 associated with the Company’s acquisition of AuRico Metals Inc (“AuRico”).

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Balance Sheet Review

$ millions	Year ended December 31,
	2019	2018	Change
Consolidated:
Cash and cash equivalents	42.7	151.7	(72%)
Inventories	774.1	577.4	34%
Current assets	115.9	85.3	36%
Property, plant and equipment	1,669.5	1,905.5	(12%)
Non-current assets	99.5	106.7	(7%)

Total Assets	2,701.7	2,826.7	(4%)

Current debt	—	5.0	(100%)
Current liabilities	244.8	229.8	7%
Non-current Debt	70.0	179.3	(61%)
Provision for reclamation	265.0	212.2	25%
Non-current liabilities	56.0	52.4	7%

Total Liabilities	635.9	678.7	(6%)

Total Equity	2,065.8	2,148.0	(4%)

Total Liabilities and Equity	2,701.7	2,826.7	(4%)

Cash and cash equivalents

Cash and cash equivalents decreased by $109.0 million from December 31, 2018 to the end of 2019 as the Company paid down its current and non-current debt by $111 million.

Inventory

Total inventory at December 31, 2019 was $774.1 million compared to $577.4 million at the end of 2018. Inventory on hand included product inventory of $564.7 million and supplies inventory of $209.3 million, compared to $389.3 million and $188.2 million, respectively, at the end of 2018. The increase in product inventory was primarily attributable to an increase at Kumtor of $161.6 million in product inventory due to the additional ounces mined and stockpiled in 2019 from cut-back 19.

As at December 31, 2019, the inventory balance consisted of 1 million contained gold ounces on surface at Kumtor, of which roughly 73% is expected to be processed in 2020, and 85,246 contained gold ounces and 19.2 million contained pounds of copper in stockpiles at Mount Milligan.

Property, Plant and Equipment

The book value of property, plant and equipment as at December 31, 2019 was $1.7 billion, which compares to $1.9 billion at the end of 2018. The decrease in 2019 of 12% was mainly due to the impairment charge on the Mount Milligan assets recorded in the third quarter of 2019. Capital expenditures in the fourth quarter of 2019 were $95.4 million compared to $60.8 million in the same prior year period, primarily due to increased spending to construct the Öksüt Project and increased capitalized stripping at Kumtor.

Asset Retirement Obligations

The total future asset retirement obligations were estimated by management based on the estimated costs to reclaim the mine sites and facilities and the estimated timing of the costs to be incurred in future periods.

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The Company has estimated the net present value of the total asset retirement obligations to be $265.2 million as at December 31, 2019, compared to $212.2 million at the end of 2018, primarily due to a reduction in the discount rates used to calculate the present value of the reclamation costs. The Company does not anticipate any significant costs to be incurred on reclamation until 2027 at the Kumtor Mine, under the assumption that there is no extension of the Kumtor mine life.

In 1998, a reclamation trust fund was established to cover the future costs of reclamation, net of salvage values at the Kumtor Gold Mine. On December 31, 2019, this fund had a balance of $41.0 million.

Debt

As at December 31, 2019, the Company’s $500 million secured revolving credit facility was undrawn (December 31, 2018—outstanding balance was $111 million).

As at December 31, 2019, the Öksüt Project financing facility had a drawn balance of $77.5 million.

Subsequent to year end, the Company repaid and cancelled its Öksüt Project financing facility, which resulted in the release of $25 million in restricted cash.

In December 2019, the remaining balance of $27.2 million promissory note payable to Caterpillar Financial Services Limited was fully repaid.

Liquidity

The Company believes its cash on hand, cash flow from the Company’s Kumtor, Mount Milligan and Öksüt operations and available capacity in its existing corporate credit facility will be sufficient to satisfy working capital needs, fund its anticipated construction and development activities and meet other liquidity requirements through to the end of 2020.

Cash provided by operating activities

Cash provided by operations increased by 54% in 2019 as a result of higher earnings at Kumtor and Mount Milligan.

Cash used in investing activities

Cash used in investing activities decreased by 12% in 2019 when compared to 2018 due primarily to the acquisition of AuRico in 2018, partially offset by the sale of the Company’s royalty portfolio and disposal of the Mongolian business unit, also in 2018.

Cash used in financing activities

Cash used in financing activities increased by 3% in 2019 when compared to 2018. The increase was mainly on account of higher lease payments, partially offset by lower payments for interest and borrowing costs.

Market Conditions

Gold Price

During the fourth quarter of 2019, the spot gold price fluctuated between a low of $1,454 per ounce and a high of $1,517 per ounce. The average spot gold price for the fourth quarter was $1,483 per ounce, an increase of 21% from the comparative prior year period ($1,229 per ounce). The average gold spot price for 2019 was $1,393 per ounce, an increase of 10% over the average in 2018 ($1,269 per ounce).

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Copper Price

The average spot copper price in the fourth quarter of 2019 was $2.68 per pound, a 4% decrease compared to the comparative prior year period ($2.79 per pound). The average copper spot price for 2019 was $2.73 per pound, a decrease of 8% over the average in 2018 ($2.96 per pound).

Molybdenum Price

The average molybdenum price in the fourth quarter of 2019 was $9.65 per pound, a decrease of 20% from the comparative prior year period ($12.05 per pound). The average molybdenum spot price for 2019 was $11.35 per pound, a decrease of 5% over the average in 2018 ($11.94 per pound).

Foreign Exchange

The Company receives its revenues through the sale of gold, copper and molybdenum in U.S. dollars. The Company has operations in Canada, including its corporate head office, the Kyrgyz Republic, Turkey and the United States.

During 2019, the Company incurred combined expenditures (including capital and leases) of approximately $1,266 million. Approximately $644 million of this (51%) was in currencies other than the U.S. dollar. The percentage of Centerra’s non-U.S. Dollar costs by currency was as follows:

2019 Non-USD Currency Outflows

The net impact of the currency movements in the year ended December 31, 2019, after factoring in the balances in non-USD currencies held at the beginning of the year, was to increase annual costs by $9.0 million (decrease of $14.5 million in the year ended December 31, 2018).

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USD to CAD

During the fourth quarter of 2019, the spot price of the U.S dollar to Canadian dollar fluctuated between a low of 1.30 and a high of 1.33. The average U.S. dollar to Canadian dollar exchange rate for the fourth quarter of 2019 was 1.32, consistent with the average of the third quarter of 2019 and the fourth quarter of 2018. The Canadian dollar strengthened by 4% from its value as at December 31, 2018 (1.36). As at December 31, 2019, we maintained currency hedges (zero cost collars) on approximately 62% of our Canadian dollar exposure over the next twelve months.

USD to Kyrgyz Som

During the fourth quarter of 2019, the spot price of the U.S. dollar to Kyrgyz som exchange rate fluctuated from 69.6 to 69.9. The average U.S. dollar to Kyrgyz som for the fourth quarter of 2019 was 69.8, consistent with the third quarter of 2019 and minimal movement when compared to the fourth quarter of 2018 (69.6). The Kyrgyz som was relatively consistent to the U.S. dollar as compared to its value at December 31, 2018.

USD to Turkish Lira

The average U.S. dollar to Turkish lira exchange rate for the fourth quarter of 2019 was 5.8, and ranged from 5.7 to 6.0 during the quarter. The Turkish lira weakened by 2% when compared to the third quarter of 2019 (5.7) and 5% when compared to the average of the fourth quarter of 2018 (5.5). The Turkish lira weakened by 9% from its value as at December 31, 2018 (5.3).

Diesel Fuel Prices

After lower prices for a majority of the year when compared to 2018, international benchmarks of crude oil prices, Intercontinental Exchange Brent (“Brent”) and West Texas Intermediate (“WTI”) increased by 13% and 9%, respectively, in the last quarter of 2019.

According to the U.S. Energy Information Administration, the Brent crude oil price averaged $64/bbl. in 2019, $7/bbl. lower than the 2018 average of $71/bbl. As at December 31, 2019 the closing Brent price was $68/bbl., $17/bbl. higher than the price at December 31, 2018 of $51/bbl. WTI crude oil prices averaged $57/bbl. in 2019, $8/bbl. lower than the 2018 average of $65/bbl. As at December 31, 2019 the closing WTI price was $61/bbl., $16/bbl. higher than the price at December 31, 2018 of $45/bbl.

Fuel costs represent a significant cost component for Centerra’s mining operations. Prices for Kumtor diesel fuel in 2019 generally reflected the price movements of Brent crude oil. The purchase price for diesel fuel for Kumtor in 2019 remained unchanged when compared to 2018, averaging $0.52 per litre for the year. Kumtor sources its fuel from Russia either directly or through Kyrgyz distributors. Kumtor’s diesel prices

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include additional costs such as seasonal premiums for winterizing the diesel fuel and transportation costs from the Russian refineries. Centerra’s diesel hedging program resulted in a $0.7 million realized gain to offset purchasing costs in 2019, compared to $2.2 million realized gain in the same comparative period.

The Company continues to utilize its rolling diesel hedging program in order to manage its exposure to fluctuations in diesel fuel prices. See “Financial Instruments”.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at December 31, 2019 are summarized as follows:

						As at December 31, 2019
Program	Instrument	Unit	Average strike price		Type	Total position (4)	Fair value gain (loss)($) (‘000’s)
Fuel Hedges	Brent Crude Oil zero-cost collars(1)	Barrels	$58/$67		Fixed	137,108	(14)

Gold/Copper Hedges (Royal Gold deliverables):
Gold Derivative Contracts	Forward contracts(2)	Ounces	N/A	(3)	Float	22,500	384
Copper Derivative Contracts	Forward contracts(2)	Pounds	N/A	(3)	Float	4.2 million	253

FX Hedges
USD/CAD Derivative Contracts	Zero-cost collars	CAD	1.30/1.34		Fixed	197.6 million	946

(1)

Under the fuel zero-cost collars, the Company retains the right to buy fuel barrels at the contract’s ‘ceiling’ price if the market price was to exceed this price upon contract expiration, while requiring the Company to buy fuel barrels at the ‘floor’ price if the market price fell below this price upon expiration. At the end of each contract there is no exchange of the underlying item and it is financially settled.

(2)	Under the Royal Gold forward contracts, the Company must sell specified quantities of gold or copper, at a future market price on a specified date.
(3)	Royal Gold hedging program with a market price determined on closing of the contract.
(4)	Hedge positions as at end of December 2019 are due to settle by end of 2020.

Centerra does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

Operating Mines and Facilities

Kumtor Mine

The Kumtor open pit mine, located in the Kyrgyz Republic, is one of the largest gold mines in Central Asia. It has been in production since 1997 and has produced over 12.6 million ounces of gold to December 31, 2019.

Recent Developments

In August 2019, all conditions precedent in relation to the comprehensive settlement agreement (“Strategic Agreement”) entered into with the Government of the Kyrgyz Republic (“the Kyrgyz Government”) on September 11, 2017 were satisfied or waived and the Strategic Agreement closed on August 26, 2019. See “Contingencies”.

On December 1, 2019, Kumtor experienced a significant waste rock movement at the Lysii waste rock dump, resulting in two employee fatalities. The Company initiated an emergency evacuation of all mine

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personnel from the area and an immediate cessation of mining operations. In January 2020, after an extensive search and in consultation with the families of the deceased Kumtor employees, search efforts were terminated. In late January 2020, after significant analysis of its procedures, including safety procedures, and consultation and approval of the relevant the Kyrgyz Republic state agencies, the Company recommenced mining operations after receiving approvals for its revised 2020 mining plans. During the cessation period, in accordance with IFRS, certain per unit fixed costs were not allocated to inventory as they were in excess of historical unit production costs, and instead recognized as standby costs.

On February 15, 2020, a Kumtor employee succumbed to a fatal injury while operating an excavator, which tipped and then slipped down into a water-filled basin near the edge of Petrov Lake, which is situated five kilometers northeast of the Kumtor mill site. An internal investigation has commenced and management is working closely with the Kyrgyz regulators and other state authorities to ascertain the cause of the incident.

Kumtor Operating Results

	Three months ended December 31,			Twelve months ended December 31,
($ millions, except as noted)	2019	2018	% Change	2019	2018	% Change
Financial Highlights:
Revenue	200.5	246.9	(19%)	827.5	660.1	25%
Production costs	49.6	61.8	(20%)	228.6	209.1	9%
Standby costs	9.1	—	100%	9.1	—	100%
Depreciation, depletion and amortization	46.6	51.3	(9%)	181.3	154.6	17%
Earnings from mine operations	95.2	133.8	(29%)	408.5	296.4	38%
Cash provided by mine operations	149.1	149.6	(0%)	376.3	291.0	29%
Cash provided by mine operations before changes in working capital(1)	107.1	144.1	(26%)	385.1	345.0	12%
Operating Highlights:
Tonnes mined (000’s)	28,565	47,965	(40%)	156,439	180,331	(13%)
Tonnes ore mined (000’s)	1,716	2,235	(23%)	10,970	7,356	49%
Average mining grade (g/t)	5.50	3.94	40%	2.91	3.26	(11%)
Tonnes milled (000’s)	1,322	1,445	(9%)	5,968	6,325	(6%)
Average mill head grade (g/t)	3.79	5.49	(31%)	3.69	3.29	12%
Mill Recovery (%)	85.3%	87.5%	(2%)	83.5%	79.3%	5%
Mining costs - total ($/t mined material)	1.50	1.12	34%	1.26	1.17	8%
Milling costs ($/t milled material)	13.48	12.70	6%	12.00	10.65	13%
Gold produced (ounces)	148,523	228,096	(35%)	600,201	534,563	12%
Gold sold (ounces)	136,568	203,388	(33%)	600,231	530,448	13%
Average realized gold price ($/oz sold)(l)	$1,468	$1,214	21%	$1,379	$1,244	11%
Capital Expenditures - sustaining	7.8	11.8	(34%)	38.6	43.7	(12%)
Capital Expenditures - growth	2.9	2.9	1%	16.0	16.7	(4%)
Capital Expenditures - stripping - cash	28.2	26.3	7%	76.5	103.9	(26%)
Capital Expenditures - stripping - non-cash	6.9	9.7	(29%)	20.7	34.9	(41%)
Capital expenditures - total	45.8	50.7	(10%)	151.8	199.2	(24%)
Unit Costs:
Production costs per ounce of gold sold	$363	$303	20%	$381	$394	(3%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)	$657	$508	29%	$598	$694	(14%)
Gold - All-in sustaining costs on a by-product basis - including taxes ($/oz sold)(1)	$864	$679	27%	$792	$869	(9%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”

Fourth Quarter 2019 compared to Fourth Quarter 2018

Financial:

For the three months ended December 31, 2019, Kumtor recorded lower revenue and earnings from mine operations of 19% and 29%, respectively, compared to the same prior year period. The decrease was mainly

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due to fewer ounces sold as a result of lower mill feed grade and lower tonnes milled, as well as higher non-operating and administrative expenses due to the significant rock movement at Kumtor’s Lysii waste rock dump, partially offset by 21% higher average gold prices in the fourth quarter of 2019 compared to the same prior year period.

Cash provided by mine operations in the fourth quarter of 2019 was $149.1 million, $0.5 million less than the same prior year period due to fewer ounces sold, partially offset by an increase in accounts payable in 2019 when compared to 2018.

Production:

During the fourth quarter of 2019, Kumtor continued mining cut-back 19 and cut-back 20.

Total waste and ore mined in the fourth quarter of 2019 was 28.6 million tonnes compared to 48.0 million tonnes in the comparative prior year period, representing a decrease of 40%, mainly due to the suspension of mining operations in December 2019.

Kumtor produced 148,523 ounces of gold in the fourth quarter of 2019 compared to 228,096 ounces of gold in the same prior year period. The decrease in the current quarter was primarily due to processing ore with lower grades and recoveries from cut-back 19, compared to higher grade ore from cut-back 18 in the fourth quarter of 2018. During the fourth quarter of 2019, Kumtor’s average mill head grade was 3.8 g/t with a recovery of 85.3% compared to 5.5 g/t and a recovery of 87.5% in 2018.

Mining costs including capitalized stripping

Mining costs, including capitalized stripping, were $42.8 million in the fourth quarter of 2019, an $11.1 million decrease from the comparative prior year period. Lower mining costs, including lower diesel costs and blasting supplies in the fourth quarter of 2019, resulted from the suspension of mining operations in December 2019.

Milling costs:

Milling costs were $17.8 million in the fourth quarter of 2019 compared to $18.4 million in the prior year period, due primarily to the decreased costs of consumables, including liners and grinding media. This was offset by higher costs on mill process equipment due to performing a comprehensive mill shutdown for planned replacement of a girth gear, SAG mill pinion and ball mill electrical motor in December 2019, not performed in the fourth quarter of 2018.

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Site Support Costs:

Site support costs in the fourth quarter of 2019 were $13.7 million compared to $13.9 million in 2018, due primarily to lower cost of camp supplies.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold were $363 for the fourth quarter of 2019, compared to $303 in the fourth quarter of 2018. The increase was primarily due to fewer ounces sold.

All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax, were $657 per ounce in the fourth quarter of 2019 compared to $508 per ounce in the prior year period. The increase was due primarily to fewer ounces sold, partially offset by lower mining costs due to the suspension of operations and lower spending on sustaining capital.

Including revenue-based taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $864 per ounce in the fourth quarter of 2019 compared to $679 per ounce in the prior year period.

Year ended December 31, 2019 compared to 2018

Financial:

Kumtor recognized 25% higher revenues and 38% higher earnings from mine operations during 2019 when compared to the prior year as a result of more ounces sold, higher realized gold prices and lower unit costs from the processing of ore with higher grades and recoveries.

Cash provided by mine operations was $85.3 million higher in 2019 when compared to 2018 due to higher realized gold prices, higher ounces sold and higher accounts payable.

Production:

During 2019, Kumtor focused on developing cut-back 19 and stripping and unloading of ice from cut-back 20.

Total waste and ore mined in 2019 was 156.4 million tonnes compared to 180.3 million tonnes in the comparative prior year, due primarily to weather delays affecting the truck and shovel availability and the suspension of mining operations in December 2019.

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Kumtor produced 600,201 ounces of gold in 2019 compared to 534,563 ounces of gold in 2018. The increase was due primarily to processing ore with higher grade and recovery from cut-back 18 and cut-back 19. During 2019, Kumtor’s mill head grade was 3.7 g/t with a recovery of 83.5% compared with 3.3 g/t grade and a recovery of 79.3% for 2018.

Mining Costs, including capitalized stripping:

Mining costs, including capitalized stripping, were $197.6 million in 2019 compared to $211.1 million in 2018. Mining costs decreased due to fewer tonnes mined as a result of the suspension of mining in December 2019 and poor weather conditions during the summer, resulting in a decrease in diesel costs, partially offset by higher costs for spare parts.

Milling Costs:

Milling costs were $71.6 million in 2019 compared to $67.3 million in the comparative prior year, which increased due to higher carbon fine processing, costs related to the comprehensive maintenance shutdown for the planned replacement of equipment (not performed in 2018) and higher grinding media and cyanide costs due to the processing of a harder ore type.

Site Support Costs:

Site support costs in 2019 totaled $49.0 million compared to $51.7 million in the comparative prior year, the decrease was due primarily to fewer contractors on site and lower camp supply costs.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold were $381 for 2019, consistent with $394 in 2018, due to ounces sold and cost of sales increasing by similar percentages.

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All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax, were $598 per ounce in 2019 compared to $694 per ounce in 2018. The decrease was mainly due to more ounces of gold sold and lower capitalized stripping as a result of the suspension of mining operations and earlier cessation of stripping activity in 2019 (cut-back 19) than in 2018 (cut-back 18).

Including revenue-based taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $792 per ounce in 2019 compared to $869 per ounce in 2018.

Mount Milligan Mine

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at Mount Milligan is subject to an arrangement with RGLD AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”).

Water Update

The Company received amendments to its environmental assessment certificate to permit access to additional sources of surface water and groundwater until November 30, 2021.

During the fourth quarter of 2019, Mount Milligan continued to access surface water from Philip Lake 1 and Rainbow Creek until October when surface water flows diminished to levels below the levels allowed under the permits.

During the summer, surface water flows were augmented by higher than normal rainfall in the second half of the year. In addition, Mount Milligan has developed a wellfield in the Lower Rainbow Valley that began pumping in late December. The permit for this wellfield allows pumping over the next four years and the Company expects to extend the length of the permits provided there is appropriate monitoring of the impact on the aquifer and local surface water courses. The Company does not expect a curtailment in production in 2020 as there is expected to be sufficient water in the tailing storage facility to run at full capacity throughout the year.

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The Company continues to work with relevant stakeholders to evaluate water sources that have been identified in a multiple accounts analysis to supply Mount Milligan’s mill for the life-of-mine while meeting environmental and other parameters. The application for a long-term water solution will be the subject of ongoing discussions with regulators, potentially affected Indigenous groups, local communities and other interested parties. The Company expects that an updated long-term water source solution for the entire life- of-mine should be finalized prior to the expiry of its current water access permits, although there can be no assurance that it will have adequate sources of water over the long term. See “Caution Regarding Forward- Looking Information”.

Impairment

As part of the Company’s annual budget and life of mine process, the Company identified in the third quarter of 2019 that recent cost escalation relating to short and long-term water sourcing requirements, higher maintenance costs, higher than expected labour requirements, and lower mill throughput estimates, among other things, will continue in the short to medium term. This combined with lower than expected long term gold recoveries and the expectation that Mount Milligan’s mineral reserves and resources would be materially reduced resulted in a trigger for an impairment test on Mount Milligan’s long-lived assets.

The impairment test was performed effective September 1, 2019, and used the Fair Value Less Costs of Disposal (“FVLCD”) methodology. Specifically, the net asset value (“NAV”) of the Mount Milligan cash generating unit (“CGU”) was determined based on a discounted cash flow analysis of an indicative life-of- mine model (“Indicative model”) developed solely for impairment testing purposes and was management’s best estimate of the economics associated with the remainder of the life of the mine at that point in time. The Indicative model was not a NI 43-101 technical report and it did not include the associated detailed engineering; rather, it was management’s best estimate when the impairment trigger was identified. The Indicative model included the estimated higher cost profile referred to above, updated grade-recovery curves for both gold and copper, an estimate of contained gold and copper metal to be mined and processed over the life of the mine, the cash flows expected to be generated over the life of the mine, and various other business and economic assumptions. The higher cost profile referred to above, was incorporated in the discounted cash flow analysis used in the impairment test.

In determining fair value, management believed that an industry participant would consider the value of resources not included in the Indicative model. As such, the Company also included the fair value of the estimated recoverable amount of known resources beyond the Indicative model by considering the estimated cash flows per ounce generated in the Indicative model.

Some gold companies trade at a market capitalization greater than the net present value (“NPV”) of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the Indicative model or reserve and resource estimates, and the benefit of gold price optionality. As a result, the Company applied a specific NAV multiple based on the multiples observed in the market in recent periods that management judged to be appropriate.

The test concluded that the recoverable amount of the Mount Milligan CGU using the Indicative model and higher cost profile was lower than its carrying value as at September 1, 2019. As a result, the Company recorded an impairment charge of $230.5 million in the Statement of Earnings, including the write-down of goodwill of $16.1 million and long-lived assets of $214.4 million.

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Updated NI 43-101 Technical Report

On March 26, 2020, the Company announced the results of the updated NI 43-101 technical report on the Mount Milligan Mine as at December 31, 2019. This resulted in a material reduction in reserves and resources compared to the reserves and resources statement as at December 31, 2018. The assumptions used in the development of this NI 43-101 technical report and revised reserve included a gold price of $1,250 per ounce, a copper price of $3.00 per pound and a CAD foreign exchange rate of 1.3. The decrease in Mount Milligan’s reserves was considered to be a triggering event for impairment testing as at December 31, 2019, however no further impairment charge or reversal of impairment was identified as a result of the test. The assumptions used in our impairment test at both December 31, and September 1, 2019 are included in the table below. The updated NI 43-101 technical report on the Mount Milligan Mine was published by the Company on March 26, 2020, see “Mineral Reserves and Mineral Resources”.

Assumptions and Judgments

Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels, metallurgical recoveries and operating, capital and closure costs in the life of mine plans; continued license to operate; future metal prices; foreign exchange rates; discount rates; net asset value multiples and the value of mineral reserves and resources outside the Indicative model and NI 43-101. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment analysis and its conclusions.

The key assumptions used in the impairment test for Mount Milligan are summarized in the table below:

	September 1, 2019	December 31, 2019
Gold price per oz - short-term	$1,350	$1,400
Gold price per oz - long-term	$1,300	$1,350
Copper price per lb - short-term	$2.60-$2.80	$2.60-$2.80
Copper price per lb - long-term	$3.00	$3.00
Foreign exchange rate (Canadian dollar to US dollar)	$1.30	$1.30
Discount rate	8%	6%

NAV multiple	1.00-1.25	1.00-1.25

Gold prices

Management estimated gold prices through an analysis of gold forward prices and by considering the average of the most recent market commodity price forecasts consensus from a number of recognized financial analysts. Recent changes in the gold market has resulted in a revision to our gold price assumption from September 1, 2019 to December 31, 2019.

Beyond Life of Mine

For the impairment test as at December 31, 2019, where the life of mine plans exclude a material portion of total resources, the Company assigns a fair value per ounce to the resources not considered in these plans.

Production

As at September 1, 2019, the Company determined its indicative production profile and total life of mine production based on an updated pit shell estimate developed in the third quarter. As at December 31, 2019, the production profile was based on the updated NI 43-101 technical report on the Mount Milligan Mine.

CENTERRA GOLD INC. ANNUAL REPORT 2019	29

Discount rate

A real after-tax discount rate was based on the Company’s estimated weighted-average cost of capital adjusted for the risks associated with Mount Milligan’s cash flow. Some risks associated with the Mount Milligan Mine reflected in the discount rate employed in our analysis at September 1, 2019, have since been reduced, including throughput and production risks related to water availability. As a result, we have reduced our discount rate from 8% as at September 1, 2019 to 6% as at December 31, 2019.

Mount Milligan Operating Results

($ millions, except as noted)	Three months ended December 31,			Twelve months ended December 31,
	2019	2018	% Change	2019	2018	% Change
Financial Highlights:
Gold sales	37.9	65.2	(42%)	194.2	173.5	12%
Copper sales	31.9	23.9	34%	140.8	89.5	57%
Total Revenues	69.8	89.1	(22%)	335.0	263.0	27%
Production costs	49.1	57.0	(14%)	232.7	176.5	32%
Standby costs	—	—	0%	—	10.8	(100%)
Depreciation, depletion and amortization	11.0	11.3	(3%)	53.3	37.2	43%
Earnings from mine operations	9.7	20.8	(53%)	49.0	38.5	27%
Cash (used in) provided by mine operations	(18.8)	39.3	(148%)	62.2	37.4	66%
Cash provided by mine operations before changes in working capital(1)	16.2	28.5	(43%)	85.7	63.1	36%
Operating Highlights:
Tonnes mined (000’s)	9,577	8,431	14%	39,466	33,225	19%
Tonnes ore mined (000’s)	3,812	3,678	4%	15,736	13,461	17%
Tonnes milled (000’s)	3,919	3,753	4%	16,350	13,556	21%
Mill Head Grade Copper (%)	0.28%	0.18%	50%	0.26%	0.20%	25%
Mill Head Grade Gold (g/t)	0.56	0.76	(27%)	0.53	0.71	(25%)
Copper Recovery (%)	80.3%	82.0%	(2%)	81.3%	81.4%	(0%)
Gold Recovery (%)	67.1%	67.0%	0%	67.4%	64.5%	4%
Mining costs - total ($/t mined material)	$2.43	$2.22	10%	$2.19	$2.22	(1%)
Milling costs - total ($/t milled material)	$7.43	$5.81	28%	$7.10	$6.26	13%
Concentrate Produced (dmt)	41,688	26,861	55%	159,517	105,998	50%
Payable Gold Produced (oz) (3)	45,984	60,271	(24%)	183,107	194,993	(6%)
Payable Copper Produced (000’s lbs) (3)	18,079	11,796	53%	71,146	47,091	51%
Gold Sales (payable oz)(3)	33,324	66,366	(50%)	180,423	178,882	l %
Copper Sales (000’s payable lbs(3)	14,301	13,591	5%	67,430	44,370	52%
Average Realized Price - Gold - combined ($/oz)(1)(2) (3)	$1,137	$987	15%	$1,077	$971	11%
Average Realized Price - Copper - combined ($/lb) (1)(2) (3)	$2.23	$1.76	27%	$2.09	$2.02	3%
Capital Expenditures - sustaining (1)	8.9	10.1	(12%)	35.6	42.2	(16%)
Unit Costs:
Production costs per ounce of gold sold	831	585	42%	746	672	11%
Gold - All in Sustaining costs on a by-product basis ($/oz sold) (1)	1,114	689	62%	828	764	8%
Gold - All in Sustaining costs on a by-product basis - including taxes ($/oz sold) (1)	1,129	707	60%	848	779	9%
Gold - All in Sustaining costs on a co-product basis ($/oz sold) (1)	1,269	676	88%	950	751	26%
Production costs per pound of copper sold	1.50	1.33	13%	1.46	1.26	16%
Copper - All in Sustaining costs on a co-product basis ($/lb sold) (1)	2.28	1.53	49%	1.85	1.77	5%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”
(2)

The average realized price of gold is a combination of market price paid by third parties and $435 per ounce paid by Royal Gold, while the average realized price of copper is a combination of market price paid by third parties and 15% of the spot price per metric tonne of copper delivered paid by Royal Gold, in each case under the Mount Milligan Streaming Arrangement.

(3)

Mount Milligan payable production and sales are presented on a 100% basis (the Mount Milligan Streaming Agreement entitles it to 35% and 18.75% of gold and copper sales, respectively). Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. Payable production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and payable metal deductions, subject to metal content, levied by smelters. The current payable percentage applied is approximately 95% for copper and 97.5% for gold, which may be revised on a prospective basis after a sufficient history of payable amounts is determined.

CENTERRA GOLD INC. ANNUAL REPORT 2019	30

Fourth Quarter 2019 compared to Fourth Quarter 2018

Financial:

Earnings from mine operations was $9.7 million in the fourth quarter of 2019 compared to earnings from mine operations of $20.8 million in the prior year period. The decrease was due to lower revenues as a result of fewer gold ounces sold, partially offset by higher gold prices. In the fourth quarter of 2019, only 72% and 79%, respectively, of the gold and copper produced was sold. This compares to 2018, when gold and copper sales exceeded production for the quarter.

Cash provided by mine operations was $58.1 million lower in the fourth quarter of 2019 when compared to 2018 due to the decrease in revenue, greater mining and milling costs, a decrease in accounts payable and an increase in the inventory balance as compared to 2018.

Production:

During the fourth quarter of 2019, mining activities were in phases 3, 4 and 8 of the open pit, with the majority of ore coming from phase 3 and the bulk of the waste coming from phases 4 and 8. Overburden and topsoil stripping continued in phase 8 through the fourth quarter of 2019. Total waste and ore mined in the fourth quarter of 2019 was 9.6 million tonnes and total material moved was 10.8 million tonnes. In the comparative quarter of 2018, total waste and ore mined was 8.4 million tonnes and total material moved was 9.2 million tonnes. Mine production averaged 117,903 tonnes per day compared to 98,893 tonnes per day in the comparative quarter of 2018. The increase was primarily due to higher haul truck loading rates and improvements in haul fleet productivity.

Total mill throughput was 3.9 million tonnes in the fourth quarter of 2019 compared to 3.8 million tonnes in the same quarter of 2018. In the fourth quarter of 2019, mill throughput averaged 42,599 tonnes per calendar day (51,624 tonnes per operating day), compared to 40,790 tonnes per calendar day (44,098 tonnes per operating day) in the same prior year period. The increased throughput was due to increased mill and water availability.

Gold production in the fourth quarter of 2019 was 45,984 ounces compared to 60,271 ounces in the comparative prior year period due to lower gold grades. Total copper production was 18.1 million pounds in the fourth quarter of 2019 compared to 11.8 million pounds in the comparative prior year period, due to higher throughput and higher copper grades.

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Mining costs:

Mining costs totaled $19.6 million in the fourth quarter of 2019, which was $4.4 million higher than the comparative prior year period. The increase was due to higher spend on auxiliary equipment repair, labour cost inflation, implementation of a new statutory employee health tax, more tonnes blasted and more material moved.

Milling costs:

Milling costs totaled $29.1 million in the fourth quarter of 2019 compared to $21.8 million in the prior year period. The increase in milling costs was due to repairs to the crusher equipment, grinding equipment relining, labour cost inflation, the employee health tax, higher water sourcing costs and higher mill throughput.

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Site support costs:

Site support costs in the fourth quarter of 2019 totaled $12.6 million versus $12.1 million in the comparative prior year period, primarily due to greater labour costs and the new statutory employee health tax.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold in the fourth quarter of 2019 were $831 compared to $585 in the same quarter of 2018 due to lower sales volume which resulted in higher unit costs.

Production costs per pound of copper sold:

Production costs per pound of copper sold in the fourth quarter of 2019 were $1.50 compared to $1.33 in the same quarter of 2018 as a result of a 26% decline in the price of copper relative to gold, which attributed more production costs to copper, partially offset by higher sales volume.

All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes taxes, were $1,114 per ounce for the fourth quarter of 2019 compared to $689 per ounce in the fourth quarter of 2018 due to fewer gold ounces sold and purchase of previously leased equipment, partially offset by higher copper credits.

Including income taxes, all-in sustaining costs on a by-product basis per ounce soldNG were $1,129 per ounce in the fourth quarter of 2019 compared to $707 per ounce in the same period of 2018.

Year-end December 31, 2019 compared to 2018

Financial:

Mount Milligan recognized $72.0 million in higher revenues and $10.5 million in higher earnings from mine operations in 2019 when compared to 2018 as a result of higher gold and copper sales and higher gold prices.

Cash provided by mine operations increased by $24.8 million in 2019 compared to the prior year due to higher revenue as a result of increased copper sold, higher realized prices, an increase in accounts payable, partially offset by an increase accounts receivable due to the timing of shipments.

Production:

During 2019, ore mined came primarily from phase 3, while phase 4 of the main MBX pit and phase 8 of the Southern Star Pit provided most of the waste material. In phase 8, development focused on overburden

CENTERRA GOLD INC. ANNUAL REPORT 2019	33

and topsoil stripping in order to provide access to ore and waste rock areas for mining. Total waste and ore mined in 2019 was 39.5 million tonnes and total tonnes moved was 43.2 million. In 2018, total waste and ore mined was 33.2 million tonnes and total tonnes moved was 35.8 million tonnes. Mine production averaged 118,104 tonnes per day moved for 2019 while 98,071 tonnes per day was moved in 2018. The increase in tonnes mined and moved in 2019 was primarily due to the higher mill throughput with the increased availability of water and higher mining fleet productivity.

Total mill throughput was 16.4 million tonnes in 2019 compared to 13.6 million tonnes in the prior year. In 2019, mill throughput averaged 44,795 tonnes per calendar day (50,934 tonnes per operating day), compared to 37,140 tonnes per calendar day (46,849 tonnes per operating day) in 2018 due to the increased water availability.

In 2019, total payable gold and copper production was 183,107 ounces and 71.1 million pounds, respectively, compared to 194,993 ounces of gold and 47.1 million pounds of copper in 2018.

Mining costs:

Mining costs were $68.8 million in 2019, $11.7 million higher than the prior year. The increase mainly reflects higher spending on auxiliary equipment repair, implementation of a new statutory employee health tax, higher fuel consumption as a result of higher tonnes moved and higher in-pit drilling cost associated with improvements to the long-term mine planning process.

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Milling costs:

Milling costs totaled $116.1 million in 2019 compared to $95.7 million in the prior year which included standby costs of $10.8 million. The increase in production costs were mainly due to higher water sourcing costs associated with increased mill throughput, labour cost inflation and a new employee health tax.

Site support costs:

Site support costs (including royalties) in 2019 totaled $47.1 million versus $44.1 million in the comparative prior year. The increase reflects higher royalty costs due to higher sales, and other costs including labour cost inflation, partially offset by a reduction in support costs, as costs for transportation services were capitalized and depreciated in the current period.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold in 2019 were $746 compared to $672 in 2018, primarily due to higher mining and milling costs as a result of the additional costs of sourcing water and higher labour costs.

Production costs per pound of copper sold:

Production costs per pound of copper sold in 2019 were $1.46 compared to $1.26 in 2018, due to a decline in the price of copper relative to gold, which attributed more production costs to copper, partially offset by higher volumes sold.

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All-in Sustaining CostsNG:

All-in sustaining costs on a by-product basis per ounce sold NG, which excludes income taxes, were $828 per ounce for 2019 compared to $764 per ounce in the comparative year. The unit cost increase was due primarily to higher production costs, partially offset by higher copper credits.

Including income taxes, all-in sustaining costs after tax on a by-product basis per ounce sold NG were $848 per ounce for 2019 compared to $779 per ounce in 2018.

Molybdenum Business

The molybdenum business includes two North American primary molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine (“TC Mine”) (mine and mill) in Idaho and the 75%- owned Endako Mine (mine, mill and roaster) in British Columbia. The molybdenum business also includes the Langeloth metallurgical roasting facility (the “Langeloth Facility”) in Pennsylvania. TC Mine operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to process high copper content molybdenum concentrate purchased from third parties, which is then transported from TC Mine to the Langeloth Facility for further processing.

The molybdenum business provides tolling treatment services for customers by converting molybdenum concentrates to molybdenum oxide powder and briquettes and ferromolybdenum products. Additionally, molybdenum concentrates are purchased to convert to upgraded products which are then sold in the metallurgical and chemical markets.

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Molybdenum Operating Results

	Three months ended December 31,			Twelve months ended December 31,

($ millions, except as noted)	2019	2018	% Change	2019	2018	% Change
Financial Highlights:
Molybdenum (Mo) Sales ($ millions)	40.7	52.8	(23%)	204.7	197.1	4%
Tolling, Calcining and Other	1.5	2.7	(44%)	8.1	9.2	(12%)

Total Revenues and Other Income	42.2	55.5	(24%)	212.8	206.3	3%

Production costs	50.8	53.7	(6%)	215.2	192.7	12%
Depreciation, depletion and amortization	1.7	1.1	52%	5.0	5.1	(3%)
Reclamation expense	34.5	41.8	(17%)	34.5	40.4	(15%)
Care and Maintenance costs - Molybdenum mines	3.3	4.4	(26%)	13.5	14.6	(8%)
Loss from operations	(48.7)	(46.0)	6%	(58.1)	(48.8)	19%
Adjusted loss from operations	(14.2)	(4.2)	238%	(23.6)	(8.4)	182%

Total capital expenditure	1.1	1.5	(26%)	5.4	2.3	139%

Cash (used in) provided by operations	(12.9)	(10.6)	22%	(20.2)	(24.9)	(19%)
Cash (used in) provided by operations, before changes in working capital	(12.1)	(2.8)	332%	(13.9)	(1.0)	1290%
Average Mo spot price ($/lb)	9.7	12.1	(20%)	11.4	11.9	(5%)
Production Highlights (000’s lbs):
Mo purchased	4,723	4,809	(2%)	17,779	16,735	6%
Mo roasted	3,235	4,612	(30%)	17,384	16,883	3%
Mo sold	3,578	4,251	(16%)	16,035	15,726	2%
Toll roasted and upgraded Mo	773	1,569	(51%)	5,059	5,586	(9%)

Fourth Quarter 2019 compared to Fourth Quarter 2018

In the fourth quarter of 2019, 3.2 million pounds of molybdenum were roasted which represented a 30% decrease over the same period in 2018. This decrease was the result of the scheduled maintenance plant outages at Langeloth in September and October. A total of 0.7 million pounds of molybdenum were roasted under tolling arrangements during the quarter, which was 51% less than the same period in 2018, also mainly due to the scheduled maintenance.

Molybdenum unit sales in the fourth quarter of 2019 decreased by 16% as compared to the same period of 2018, resulting from weakening demand from metallurgical grade molybdenum products.

The Molybdenum business recorded a loss from operations in the fourth quarter of 2019 of $48.7 million compared to $46.0 million in the same period of 2018. The loss in 2019 included $31.4 million related to an increase in the asset retirement obligation at the Company’s TC Mine due to a decrease in interest rates which reduced the assumed discount rate. In 2018, TC Mine was required to include water treatment in its asset retirement obligation resulting in a charge of $48.2 million. Excluding the increases in the asset retirement obligation recognized in both 2019 and 2018, the increased operating loss in 2019 principally resulted from reduced sales volume and lower realized prices. The Platts molybdenum oxide price, the Company’s reference price for pricing, declined to an average of $9.61 per pound in the fourth quarter of 2019 from $12.06 in 2018, due to a significant weakening in steel demand globally in the fourth quarter, impacting demand for molybdenum.

Year ended December 31, 2019 compared to 2018

In 2019, a total of 17.4 million pounds of molybdenum were roasted, which represented a 3% increase over 2018. A total of 5.1 million pounds of molybdenum were roasted under tolling arrangements in 2019 which was 9% lower than 2018.

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Molybdenum unit sales in 2019 increased by 2% as compared to the prior year. This increase was the result of an increase in sales to chemical grade customers.

The Molybdenum business recorded a loss from operations for 2019 of $58.1 million compared to a loss of $48.8 million for 2018. The greater loss in 2019 was principally due to inventory write-downs as a result of declining molybdenum pricing which was affected by a significant weakening in steel demand globally and market concerns that the industry was oversupplied.

In 2019, the molybdenum business consumed $13.9 million of cash from the operations before changes in working capitalNG, including $13.5 million in care and maintenance spending at the two molybdenum mines. In 2018, $1 million was consumed, net of $14.6 million in care and maintenance at the two mines. Total capital spending in 2019 was $5.4 million ($2.3 million in 2018), which included $3.9 million for the work completed during the plant outage in September and October and for the replacement of the molten sulfur tank.

As previously reported, the unionized staff at the Langeloth facility went on strike on September 9, 2019 following expiration of the site’s collective bargaining agreement earlier in 2019. The strike continued throughout the remainder of 2019 with no significant disruption to operations or customer sales. In early January 2020 the Company hired permanent replacement workers and operations are continuing without any significant change in its operations.

Construction and Development Projects

Öksüt Project

The Öksüt Project is the Company’s gold deposit situated in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi (population 64,000) located approximately 10 kilometres north of the Project. Öksüt Madencilik Sanayi ve Ticaret Anonim Sirketi (OMAS), a wholly-owned subsidiary of the Company, owns the rights to mine and explore the Öksüt Project.

Construction Highlights – 2019 Year:

As at December 31, 2019 the Öksüt Project construction was 89% complete, which was sufficient to allow operational start-up of all required facilities.

The Company achieved first gold pour from the Öksüt Project on January 31, 2020 and the remaining construction is expected to be completed by mid-2020.

During the fourth quarter and year ended December 31, 2019, the Company spent $28.8 million and $86.5 million, respectively, on construction and development activities at the Öksüt Project.

Operating highlights – 2019 Year:

Mining activities commenced at the Keltepe and Güneytepe pits on August 16 and September 3, 2019, respectively, after the topsoil stripping activities were completed. Total waste and ore mined from both pits was 3.8 million tonnes. A total of 22,641 contained gold ounces were mined and stockpiled on surface from the Keltepe and Güneytepe pits in 2019.

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Mining costs, including capitalized stripping, were $9.3 million in 2019, of which contractor costs represented $8.6 million. Mining activities are performed by a third-party contractor, under the supervision of Öksüt’s technical team.

Kemess Underground Project:

The Kemess Project is located in north-central British Columbia, Canada, approximately 250 kilometres north of Smithers, 430 kilometres northwest of Prince George and 209 kilometres from the Mount Milligan Mine. The Kemess Project site (or “Kemess”) includes infrastructure from the past producing Kemess South Mine. There are currently no mining activities at the Kemess site and on-site activities consist of care and maintenance work and initial surface construction and development activities for the proposed Kemess Underground Project.

In the fourth quarter of 2019, the Company spent $5.2 million on care and maintenance and $0.3 million on pre-development activities. Capital expenditures were $7.1 million which includes costs for construction of a water treatment plant and water distribution system. Comparatively, the Company spent $5.2 million on care and maintenance activities in the fourth quarter of 2018. Capital expenditures in the fourth quarter of 2018 were $13.8 million which included access corridor construction, trenching, earth works, water treatment plant, water discharge system and mobile equipment.

In 2019, the Company spent $14.9 million on care and maintenance and $0.8 million on pre-development activities. Capital expenditures were $32.7 million which includes costs for the water treatment plant, camp refurbishment and mobile equipment purchases. Comparatively, the Company spent $14.5 million and $2.6 million on care and maintenance and pre-development activities, respectively, in 2018. Capital expenditures for the 2018 period were $30.9 million.

Greenstone Gold Property:

The Greenstone Gold property is located in northern Ontario, Canada approximately 275 kilometres northeast of Thunder Bay, Ontario. Centerra owns a 50% partnership interest in the Greenstone Partnership, which owns the Greenstone Gold development property, including the Hardrock deposit.

During the fourth quarter and year ended December 31, 2019, the Company spent $8.8 million and $30.7 million, respectively, (2018: $3.9 million and $18.9 million, respectively), funding the following activities by the managing partner of the Greenstone Partnership (“Greenstone Managing Partner”): advancing detailed engineering, permitting, environmental fieldwork and monitoring, completing Indigenous community agreements and providing project readiness support, drilling and completing a project update. As at December 31, 2019, Centerra’s funding towards its C$185 million commitment in the Greenstone Partnership was C$138.8 million (USD106 million).

The Company has commenced a legal proceeding against the Greenstone Managing Partner, its partner (a wholly owned subsidiary of Premier Gold Mines Limited (“Premier”)) and individuals nominated by Premier to the board of the Greenstone Managing Partner, in connection with certain disputes relating to the Greenstone Gold property. In turn, Premier and its board nominees filed a counterclaim against the Company and its board nominees to the Greenstone Managing Partner. See “Contingencies”.

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Quarterly Results – Previous Eight Quarters

Over the last eight quarters, Centerra’s results reflect the impact of increasing gold sales amidst a period of rising gold prices. Production costs have also benefited from stabilizing diesel fuel costs and a depreciating Canadian dollar over the last eight quarters. Gold sold on a quarterly basis declined from the first quarter of 2018 to the second quarter in 2018, steadily increasing from the third quarter of 2018 through to the third quarter of 2019, followed by a decrease in the fourth quarter of 2019. An after-tax gain of $21.3 million on the sale of the Company’s royalty portfolio was recorded in the second quarter of 2018. The Company recognized an increase in ARO expenses of $41.8 million in the fourth quarter of 2018 mainly to record an increase in water treatment costs at the TC Mine. The third quarter of 2019 reflects the impairment of $230.5 million recorded on the Mount Milligan Mine and the $10 million Kyrgyz Republic settlement expense. While the fourth quarter of 2019 includes a reclamation expense of $31.4 million as a result of a change in the interest rate used to discount the reclamation costs at TC Mine. The quarterly financial results for the last eight quarters are shown below:

$ million, except per share data Quarterly data unaudited	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	313	388	341	334	392	259	243	235
Net earnings (loss)	(12)	(165)	33	50	49	6	44	9
Basic earnings (loss) per share	(0.04)	(0.56)	0.11	0.17	0.17	0.02	0.15	0.03
Diluted earnings (loss) per share	(0.04)	(0.56)	0.11	0.17	0.17	0.01	0.15	0.03

Related party transactions

Kyrgyzaltyn

The sole customer of gold dore from the Kumtor Mine, Kyrgyzaltyn JSC (“Kyrgyzaltyn”), is a shareholder of the Company and is a state-owned entity of the Kyrgyz Republic. Gold produced by the Kumtor Mine is purchased at the mine site by Kyrgyzaltyn, for processing at its refinery in the Kyrgyz Republic pursuant to the Restated Gold and Silver Sales Agreement (“Sales Agreement”), dated June 6, 2009 between KGC, Kyrgyzaltyn and the Government of the Kyrgyz Republic. Amounts receivable from Kyrgyzaltyn arise from the sale of gold to Kyrgyzaltyn. Kyrgyzaltyn is required to pay for gold delivered within 12 days from the date of shipment. Default interest is accrued on any unpaid balance after the permitted payment period of 12 days. The obligations of Kyrgyzaltyn are partially secured by a pledge of 2,850,000 shares of the Company owned by Kyrgyzaltyn. Revenues from the Kumtor Mine are subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

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The breakdown of the sales transactions and expenses with Kyrgyzaltyn, and the management fees paid and accrued by KGC to Kyrgyzaltyn according to the terms of the Sales Agreement are as follows:

	2019	2018
Sales:
Gross gold and silver sales to Kyrgyzaltyn (a)	$836,689	$669,677
Deduct: refinery and financing charges	(5,141)	(4,809)

Net sales revenue received from Kyrgyzaltyn	$831,548	$664,868

Expenses:
Contracting services provided by Kyrgyzaltyn (b)	$1,146	$1,352
Management fees payable to Kyrgyzaltyn	600	530

Expenses paid to Kyrgyzaltyn	$1,746	$1,882

(a)	As at December 31, 2019, there is $0.1 million (December 31, 2018 - $0.2 million) of amounts receivable from Kyrgyzaltyn from gold sales.
(b)	As at December 31, 2019, there is $1.6 million (December 31, 2018 - $1.2 million) payable to Kyrgyzaltyn.

Transactions with directors and key management

The Company transacts with key management personnel and directors, who have authority and responsibility to plan, direct and control the activities of the Company, for services rendered in their capacity as directors and employees.

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and Chief Operating Officer, Vice President and General Counsel and Vice President Business Development & Exploration.

During the years ended December 31, 2019 and 2018, remuneration to directors and key management personnel were as follows:

Compensation of directors

	2019	2018
Fees earned and other compensation	$1,259	$1,246
Share-based compensation	2,465	945

Total expense	$3,724	$2,191

Compensation of key management personnel

	2019	2018
Salaries and benefits	$4,311	$4,191
Share-based compensation	7,756	1,278

Total expense	$12,067	$5,469

Subsequent to December 31, 2019, the position of Vice President and Chief Human Resources Officer was added to the list of executive officers.

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Contingencies

The following is a summary of contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its Annual Information Form for the year ended December 31, 2019 and specifically the section therein entitled “Risks that can affect our business” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

Strategic Agreement and related claims and proceedings

Strategic Agreement Completed

Centerra and its Kyrgyz subsidiaries entered into the Strategic Agreement on Environmental Protection and Investment Promotion dated September 11, 2017 with the Government of the Kyrgyz Republic. This agreement was entered into in order to resolve existing arbitral and environmental claims, disputes, proceedings and court orders involving the Kumtor Mine. In the third quarter of 2019, after satisfaction or waiver of all conditions precedent, the Strategic Agreement was completed on August 26, 2019. As a result, all obligations under the Strategic Agreement, including the settlement and releases of liability as well as the obligations of KGC to make contributions to various environmental and social funds of the Kyrgyz Republic Government set out below, became effective.

The Strategic Agreement includes, among other things:

1)

Full and final reciprocal releases and resolution of all existing arbitral and environmental claims, disputes, proceedings and court orders, and releases of the Company and its Kyrgyz subsidiaries from future claims covering the same subject matter as the existing environmental claims arising from approved mine activities;

2)	an acknowledgement that there will be no restrictions on the ability of KGC to distribute funds to Centerra in the future;

3)

no admission on the part of Centerra or its Kyrgyz subsidiaries of: (i) any environmental wrongdoing, (ii) any non-compliance with Kyrgyz law or the Kumtor Project Agreements (as defined below) or (iii) any pre-existing obligation to make additional environmental or Reclamation Trust Fund payments or environmental remediation efforts;

4)	the existing 2009 agreements governing the Kumtor Mine (the “Kumtor Project Agreements”) shall remain in full force and effect, including the tax and fiscal regime thereunder;

5)	no changes to current or planned operations at the Kumtor Mine are required; and

6)	KGC agreed to the following additional contributions relating to the Kumtor Mine:

a.

make a one-time lump sum payment totaling $57 million to a new, government-administered Nature Development Fund ($50 million) following closing (paid on August 28, 2019) and to a new, government administered Cancer Care Support Fund ($7 million) (was paid in 2017);

b.	within 12 months of closing make a further one-time payment of $3 million to the new, government administered Cancer Care Support Fund;

CENTERRA GOLD INC. ANNUAL REPORT 2019	42

c.	make annual payments of $2.7 million to the Nature Development Fund, conditional on the Government continuing to comply with its obligations under the Strategic Agreement, and;

d.

accelerate its annual payments to Kumtor’s Reclamation Trust Fund in the amount of $6 million a year until the total amount contributed by KGC reaches the total estimated reclamation cost for the Kumtor Project (representing the independent assessment of Kumtor’s current reclamation costs) subject to a minimum total reclamation cost of $69 million (which is broadly in line with KGC’s current estimated reclamation cost for the Kumtor Project).

In connection with the completion of the Strategic Agreement and at the request of the Kyrgyz Government, KGC committed to make certain additional financial contributions to strengthen its social license to operate in Kyrgyz Republic. In particular, KGC committed to:

•	$5 million lump sum contribution to a new Kyrgyz Republic Social Partnership for Regional Development Fund (the “Regional Fund”) (this contribution was made on August 28, 2019);

•	$5 million lump sum contribution to the Regional Fund within 12 months of the Second Completion Date;

•	monthly contributions to the Regional Fund equivalent to 0.4% of KGC’s revenues from the Kumtor Project earned after the Second Completion Date;

•	an annual contribution of $1 million to the Kyrgyz Republic Nature Development Fund; and

•	exploration expenditures of at least $16 million at the Kumtor Project over a two-year period; (this was satisfied as of December 31 2019).

These additional contributions are also conditional upon the Kyrgyz Government continuing to comply with the conditions precedent under the Strategic Agreement.

In March 2020, in view of the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company further determined that additional contributions to the Regional Fund are appropriate. Accordingly, it has made a further $9 million contribution to the Regional Fund and plans to make further contributions of $22 million over the next 30 months.

Claims and proceedings related to Strategic Agreement

In connection with the completion of the Strategic Agreement, the Kyrgyz Republic State Inspectorate for Environment and Technical Safety (“SIETS”) has withdrawn each of their outstanding claims against Kumtor and the Kyrgyz Republic Government has released Centerra and its Kyrgyz subsidiaries from any liability arising out of or in connection with the claims or similar claims. As previously disclosed, beginning in 2013, SIETS had made a series of claims against Kumtor in relation to which the Kyrgyz Republic Inter-District Court had awarded significant damages.

Also, in connection with the completion of the Strategic Agreement, Centerra and Kumtor have withdrawn the international arbitration proceeding commenced against the Kyrgyz Republic and Kyrgyzaltyn JSC.

CENTERRA GOLD INC. ANNUAL REPORT 2019	43

Kyrgyz Republic General Prosecutor’s Office Proceedings

The Company was subject to a number of other criminal proceedings commenced by the Kyrgyz Republic General Prosecutor’s Office (“GPO”) and other Kyrgyz Republic state agencies, each of which was resolved in connection with the completion of the Strategic Agreement, except as described below.

Criminal Investigation into Environmental Matters

In connection with the completion of the Strategic Agreement, the Kyrgyz Government confirmed the termination of a criminal investigation which concerns the same subject matter as the SIETS claims described above.

Land Use Claim

On November 11, 2013, KOC received a claim from the Kyrgyz Republic GPO requesting the Inter-District Court of the Issyk-Kul Province (i) invalidate KOC’s land use certificate; and (ii) seize certain lands within Kumtor Mine’s concession area. KOC disputed the purported invalidation. On August 28, 2017, the Bishkek Inter-District Court terminated such proceeding. The Company received new land use certificates on January 24, 2019.

Kyrgyz State Tax Orders

In August 2018, KGC commenced a claim in the Kyrgyz courts (refiled on September 26, 2018) seeking to invalidate orders of the Kyrgyz Republic State Tax Service which reassessed taxes (including sanctions and penalties) owing from KGC for the period from 2016 to 2017 in the amount of 1,377,709,739.44 Kyrgyz Soms (approximately $ 19.7 million), primarily in relation to the alleged failure to pay taxes on high altitude premiums paid to employees at the Kumtor Mine. Kyrgyz court decisions invalidating the orders came into effect on January 10, 2019 after the customary appeal period expired.

2013 KGC Dividend Civil and Criminal Investigation

On June 3, 2016, the Inter-District Court renewed a claim previously commenced by the GPO seeking to unwind the $200 million dividend paid by KGC to Centerra in December 2013 (the “2013 Dividend”). On September 14, 2017, the Bishkek Inter-District Court determined to leave the claim without review and, accordingly, the claim has been terminated.

On March 20, 2018, and as contemplated by the Kumtor Strategic Agreement, we received notification that the GPO terminated a criminal investigation into executives of the Company and KGC relating to the 2013 Dividend.

Criminal Proceedings Against Unnamed KGC Managers

On May 30, 2016, a criminal case was opened by the GPO against unnamed KGC managers alleging that such managers engaged in transactions that deprived KGC of its assets or otherwise abused their authority, causing damage to the Kyrgyz Republic. Specifically, the case appears to be focused on the reasonableness of certain of KGC’s commercial transactions and in particular, the purchase of goods and supplies in the normal course of its business operations and the expenses relating to the relocation of the Kumtor Mine’s camp in 2014 and 2015. On March 20, 2018, Centerra received notification that the GPO had terminated its criminal investigation against these unnamed KGC managers.

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KGC Employee Movement Restrictions

In connection with certain of the foregoing criminal investigations, restrictions were imposed on certain KGC managers and employees, which prohibited them from leaving the Kyrgyz Republic. All such movement restrictions have now been lifted.

GPO Review of Kumtor Project Agreements

In connection with the completion of the Strategic Agreement, the Kyrgyz Republic Government has confirmed that this investigation has been closed with respect to Centerra and its Kyrgyz subsidiaries.

On June 14, 2016, according to reports in the Kyrgyz Republic, the Kyrgyz Republic President instructed the GPO to investigate the legality of the agreements relating to the Kumtor Mine which were entered into in 2003, 2004 and 2009. The 2009 Restated Investment Agreement and restated agreements entered into in 2019 (the “Kumtor Project Agreements”) governing the Kumtor Project which was entered into in 2009 superseded entirely the 2003 and 2004 agreements. The 2009 Restated Investment Agreement was negotiated with the Kyrgyz Government, Kyrgyzaltyn and their international advisers, and approved by all relevant Kyrgyz Republic state authorities, including the Kyrgyz Republic Parliament and any disputes under the 2009 Restated Investment Agreement are subject to resolution by international arbitration.

General

While the completion of the Strategic Agreement has resolved the outstanding issues relating to the Kumtor Mine, the ongoing contributions under the Strategic Agreement are conditional upon the Kyrgyz Government and/or Parliament not taking actions that are inconsistent with the Government’s obligations under the Strategic Agreement or Kumtor Project Agreements. Any such action could lead to new or renewed disputes with the Kyrgyz Government and could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Kumtor Mine

Lysii Waste Dump Accident

On December 1, 2019, Centerra announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump earlier that morning, which resulted in the fatality of two Kumtor employees. Open pit mining operations were halted and a search and rescue operation was commenced immediately to recover the Company’s employees. In January 2020, after an extensive search and in consultation with the families of the deceased Kumtor employees, search efforts were terminated. Kumtor’s annual mine plans have been re-evaluated and after significant consultation with Kyrgyz Republic state authorities, Kumtor re-commenced mining operations. Milling activities at Kumtor continued with the mill continuing to process stockpiled ore.

The Company and Kyrgyz state authorities are carrying out separate investigations into the incident.

Petrov Lake Accident

On February 18, 2020, the Company announced that a fatal accident occurred at Kumtor when an excavator tipped and then slid into a water filled basin while operating near Petrov Lake. The Company has begun an internal investigation and will continue to work closely with Kyrgyz regulators and the commission formed to investigate the causes of the accident.

CENTERRA GOLD INC. ANNUAL REPORT 2019	45

Canada

Mount Milligan Mine

The Company has received a notice of civil claims from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Greenstone Gold Property

On December 23, 2019, the Company’s wholly owned subsidiary, AuRico Canadian Royalty Holdings Inc., filed with the Ontario Superior Court of Justice a statement of claim against the Greenstone Managing Partner, Premier and two individual directors appointed by Premier to the Greenstone Managing Partner’s board of directors. Among other things, the claim relates to whether a report prepared by G-Mining on behalf of the Greenstone Managing Partner constitutes a Feasibility Study under the amended and restated partnership agreement dated March 9, 2015 (the “Partnership Agreement”), whether such report satisfies the definition of “Feasibility Criteria” under the Partnership Agreement, and how the Greenstone Managing Partner and Premier responded to questions regarding the report that were raised by members of Greenstone Managing Partner’s board of directors, AuRico and the independent third-party expert retained to review it. Statements of defense and counterclaim have been filed by Premier, two individuals nominated by Premier to the Greenstone Managing Partner’s board of directors and the Greenstone Managing Partner.

Other

The Company operates in multiple countries around the world and accordingly is subject to, and pays, taxes under the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general corporate income tax and other laws of the respective jurisdiction. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company’s tax filings are subject to review and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future disbursements considered probable. As at December 31, 2019, the Company did not have any material provision for claims or taxation assessments.

CENTERRA GOLD INC. ANNUAL REPORT 2019	46

Contractual Obligations

The following table summarizes Centerra’s contractual obligations as of December 31, 2019, including payments due over the next five years and thereafter:

$ millions	Total	Due in Less than One Year	Due in 1 to 3 Years	Due in 4 to 5 Years	Due After 5 Years
Kumtor
Reclamation trust fund (1)	$28.1	$6.0	$18.0	$4.1	$—
Capital equiptment (2)	0.4	0.4	—	—	—
Operational supplies	24.9	24.9	—	—	—
Mount Milligan					—
Operational supplies	1.7	1.7	—	—	—
Leases	26.4	7.3	16.9	2.2	—
Öksüt
Project development	12.1	12.1	—	—	—
Loan repayment (principal only)(3)	77.5	—	—	77.5
Leases	0.7	0.5	0.2	—	—
Kemess Project
Project development	1.4	1.4	—	—	—
Greenstone Project
Project development	0.1	0.1	—	—	—
Corporate and other
Leases	4.6	0.6	2.1	1.9	—

Total contractual obligations (2)	$178.0	$55.1	$37.3	$85.7	$—

(1)

Centerra’s future estimated decommissioning and reclamation costs for the Kumtor Mine are present-valued at $54.7 million to be incurred beyond 2026. The settlement agreement with the Kyrgyz Republic Government requires this restricted cash to be funded at a rate of $6 million per year until the Reclamation Trust Fund reaches the total estimated reclamation cost for the Kumtor Project (no less than $69 million). The estimated future cost of closure, reclamation and decommissioning of the project are used as the basis for calculating the amount remaining to be deposited in the Reclamation Trust Fund ($28.1million). On December 31, 2019 the balance in the Reclamation Trust Fund was $40.9 million (2018 - $30.8 million), with the remaining $28.1 million to be funded over the life of the mine.

(2)	Excludes trade payables and accrued liabilities.
(3)	Subsequent to year end, the Company repaid and cancelled the Öksüt project financing facility.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in note 3 of the consolidated financial statements, the reported amounts of assets and liabilities and disclosure of commitments and contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

CENTERRA GOLD INC. ANNUAL REPORT 2019	47

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are outlined in detail in note 4 of the December 31, 2019 financial statements.

Changes in accounting policies

On January 1, 2019, the Company adopted IFRS 16, Leases, that revises the definition of leases and requires companies to bring most leases on-balance sheet. IFRS 16 was adopted using the modified retrospective approach which resulted with the recording of additional lease liabilities of $26.0 million and the recording of a corresponding right-of-use asset as part of property, plant and equipment. IFRIC 23, Uncertainty over Income Tax Treatments, was also adopted on January 1, 2019 with minimal impact.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design and operation of these DC&P and ICFR were effective throughout 2019.

Non-GAAP Measures

This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce sold on a by-product basis, all-in sustaining costs per ounce sold on a by-product basis including taxes, and all-in sustaining costs per ounce sold on a co-product basis. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price, average realized copper price, adjusted cash provided by operations, free cash flow and adjusted free cash flow. These financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org.

Management believes that the use of these non-GAAP measures will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures do have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of our results as reported under GAAP.

CENTERRA GOLD INC. ANNUAL REPORT 2019	48

Definitions

The following is a description of the non-GAAP measures used in this MD&A:

•

All-in sustaining costs on a by-product basis per ounce sold include production costs, the cash component of capitalized stripping costs, corporate general and administrative expenses, accretion expenses, and sustaining capital, net of copper and silver credits. The measure incorporates costs related to sustaining production. Copper and silver credits represent the expected revenue from the sale of these metals.

•	All-in sustaining costs on a by-product basis per ounce sold including taxes, include revenue-based tax at Kumtor and taxes (mining and income) at Mount Milligan.

•

All-in sustaining costs on a co-product basis per ounce of gold sold or per pound of copper sold, production costs are allocated between copper and gold based on production. To calculate the allocation of production costs, copper production has been converted to ounces of gold equivalent using the copper production for the periods presented, as well as an average of the futures prices during the quotational pricing period for copper and gold sold from Mount Milligan. For 2019, 512 pounds of copper were equivalent to one ounce of gold.

•

Adjusted net earnings is calculated by adjusting net earnings (loss) as recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for items not associated with ongoing operations.

•

Adjusted cash provided by operations is calculated by adjusting cash provided by operations as recorded in the condensed consolidated interim statements of statements of cash flows for items not associated with ongoing operations.

•

Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold.

•

Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold.

•	Free cash flow is calculated as cash provided by operations less additions to property, plant and equipment.

•	Adjusted free cash flow is calculated as free cash flow adjusted for items not associated with ongoing operations.

CENTERRA GOLD INC. ANNUAL REPORT 2019	49

All-in Sustaining Costs on a by-product basis (including and excluding taxes) per ounce of gold are non-GAAP measures and can be reconciled as follows:

(Unaudited - $ millions, unless otherwise specified)	Three months ended December 31,						Twelve months ended December 31,
	Consolidated (1)		Kumtor(1)		Mount Milligan(1)		Consolidated (1)		Kumtor(1)		Mount Milligan(1)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Production costs excluding molybdenum segment, as reported	98.7	118.8	49.6	61.8	49.1	57.0	461.3	385.6	228.6	209.1	232.7	176.5
Adjust for:
Selling and marketing	2.3	1.9	—	—	2.3	1.9	8.0	5.0	—	—	8.0	5.0
Refining fees	1.5	2.0	1.3	1.7	0.2	0.3	6.0	5.7	5.1	4.8	0.9	0.9
By-product credits - copper	(31.9)	(23.9)	—	—	(31.9)	(23.9)	(140.8)	(89.5)	—	—	(140.8)	(89.5)
Community costs related to current operations	2.4	1.4	2.4	1.4	—	—	8.7	5.3	8.7	5.3	—	—

Adjusted Production Costs	73.0	100.2	53.3	64.9	19.7	35.3	343.2	312.1	242.4	219.2	100.8	92.9
Corporate general administrative and other costs	9.0	6.3	—	—	—	0.2	44.6	30.1	—	0.1	—	1.1
Accretion expense	0.5	0.4	0.4	0.3	0.1	0.1	1.9	1.9	1.4	1.3	0.5	0.6
Capitalized stripping	28.2	26.3	28.2	26.3	—	—	76.5	103.9	76.5	103.9	—	—
Capital expenditures (sustaining)	16.7	22.2	7.8	11.8	8.9	10.1	74.2	86.8	38.6	43.7	35.6	42.2
Lease principal payments	8.4	—	—	—	8.4	—	12.4	—	—	—	12.4	—

All-in Sustaining Costs on a by-product basis	135.8	155.4	89.7	103.3	37.1	45.7	552.8	534.8	358.9	368.2	149.3	136.8
Revenue-based taxes	28.3	34.7	28.3	34.7	—	—	116.4	93.0	116.4	93.0	—	—
Income and mining taxes	0.5	1.2	—	—	0.5	1.2	3.6	2.7	—	—	3.6	2.7

All-in Sustaining Costs on a by-product basis (including taxes)	164.6	191.3	118.0	138.0	37.6	46.9	672.8	630.5	475.3	461.2	152.9	139.5

Ounces sold (000’s)	169.9	269.8	136.6	203.4	33.3	66.4	780.6	709.3	600.2	530.4	180.4	178.9
Gold - All-in Sustaining Costs on a by-product basis ($ /oz sold)	799	576	657	508	1,114	689	708	754	598	694	828	764
Gold - All-in Sustaining Costs on a by-product basis (including taxes) - $ /oz sold	969	709	864	679	1,129	707	862	889	792	869	848	779
Gold - All-in Sustaining Costs on a co-product basis - before taxes ($ /oz sold)	829	573	657	508	1,269	676	737	750	598	694	950	751
Copper - All-in Sustaining Costs on a co-product basis - before taxes ($ /pound sold)	2.28	1.53	n/a	n/a	2.28	1.53	1.85	1.77	n/a	n/a	1.85	1.77

(1)	Results may not add due to rounding

CENTERRA GOLD INC. ANNUAL REPORT 2019	50

Adjusted net earnings can be reconciled as follows:

Adjusted net earnings is intended to provide investors with information about the Company’s continuing income generating capabilities. This measure adjusts for the earnings impact of items not associated with ongoing operations.

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except as noted)	2019	2018	2019	2018
Net (loss) earnings	$(12.2)	$49.0	$(93.5)	$107.5

Adjust for items not associated with ongoing operations:
Kyrgyz Republic settlement	—	—	10.0	—
Asset Impairment - Mount Milligan	—	—	230.5	—
ARO revaluation at sites on Care and Maintenance	34.5	41.8	34.5	40.4
Asset Impairment - Mongolia (net of tax)	—	—	—	8.4
Gain on sale of royalty portfolio	—	—	—	(28.0)
Gain on sale of ATO	—	—	—	(9.4)
Tax adjustment	—	—	—	(5.2)
AuRico Metals Inc. acquisition and integration expenses	—	—	—	4.4

Adjusted net earnings	$22.3	$90.8	$181.5	$118.1

Net (loss) earnings per share - basic	$(0.04)	$0.17	$(0.32)	$0.37
Net (loss) earnings per share - diluted	$(0.04)	$0.17	$(0.32)	$0.36
Adjusted net earnings per share - basic	$0.08	$0.31	$0.62	$0.40
Adjusted net earnings per share - diluted	$0.08	$0.31	$0.62	$0.40

Adjusted operating cash flow can be reconciled as follows:

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except as noted)	2019	2018	2019	2018
Cash provided by operations	$92.5	$151.6	$334.1	$217.5
Adjust for items not associated with ongoing operations:
Kyrgyz Republic settlement	—	—	62.6	—
AuRico Metals Inc. acquisition and integration expenses	—	—	—	4.4

Adjusted cash provided by operations	$92.5	$151.6	$396.7	$221.9

Free cash flow is calculated as follows:

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except as noted)	2019	2018	2019	2018
Cash provided by operations (1)	$92.5	$151.6	$334.1	$217.5
Adjust for:
Additions to property, plant and equipment (1)	(92.9)	(86.1)	(299.4)	(285.9)

Free cash flow (deficit)	$(0.4)	$65.5	$34.7	$(68.4)

Adjust for:
Kyrgyz Republic settlement	—	—	62.6	—
AuRico Metals Inc. acquisition and integration expenses	—	—	—	4.4

Adjusted Free cash flow (deficit)	$(0.4)	$65.5	$97.3	$(64.0)

(1)	As presented in the Company’s Consolidated Statement of Cash Flows

CENTERRA GOLD INC. ANNUAL REPORT 2019	51

Average realized sales price for gold

The average realized gold price per ounce sold is calculated by dividing gold sales revenue, gross together with the final pricing adjustments and mark-to-market adjustments by the ounces sold, as shown in the table below:

	Three months ended December 31,		Twelve months ended December 31,
Average realized sales price for gold	2019	2018	2019	2018
Gold sales reconciliation ($ millions)
Gold sales - Kumtor	200.5	246.9	827.5	660.1

Gold sales - Mt. Milligan
Gold sales related to cash portion of Royal Gold stream	5.1	9.9	27.4	27.0
Mark-to-market adjustments on sales to Royal Gold	0.7	(3.7)	1.7	(2.0)
Final adjustments on sales to Royal Gold	(0.9)	(1.0)	(4.0)	0.7

Total gold sales under Royal Gold stream	4.9	5.2	25.1	25.7

Gold sales to third party customers	32.8	53.0	164.3	145.5
Mark-to-market adjustments	2.7	5.4	(2.7)	3.1
Final pricing adjustments	(1.6)	1.2	8.6	(0.3)
Final metal adjustments	(0.7)	1.0	(0.2)	0.4

Total gold sales to third party customers	33.2	60.6	170.0	148.7
Gold sales, net of adjustments	38.1	65.8	195.1	174.4
Refining and treatment costs	(0.2)	(0.3)	(0.9)	(0.9)

Total gold sales	37.9	65.5	194.2	173.5

Total gold revenue - Consolidated	238.4	312.4	1,021.7	833.6

Ounces of gold sold
Gold ounces sold - Kumtor	136,568	203,388	600,231	530,448
Ounces sold to Royal Gold - Mt. Milligan	11,577	22,970	62,800	62,261
Ounces sold to third party customers - Mt. Milligan	21,747	43,396	117,623	116,621

Total ounces sold - Consolidated	169,892	269,754	780,654	709330

Average realized sales price for gold on a per ounce basis
Average realized sales price - Kumtor	1,468	1,214	1,379	1,244

Average realized gold price - Royal Gold	435	435	435	435
Average realized gold price - Mark-to-market adjustments	43	(164)	27	(30)
Average realized gold price - Final pricing adjustments	(80)	(45)	(64)	11

Average realized gold price - Mt. Milligan - Royal Gold	398	227	398	416

Average realized gold price - Third party	1,510	1,220	1,397	1,248
Average realized gold price - Mark-to-market adjustments	126	123	(23)	27
Average realized gold price - Final pricing adjustments	(71)	28	73	(3)
Average realized gold price - Final metal adjustments	(30)	22	(2)	3

Average realized gold price - Mt. Milligan - Third party	1,535	1,393	1,445	1,275
Average realized gold price - Mt. Milligan - Combined	1,137	987	1,077	971

Average realized sales price for gold - Consolidated	1,403	1,158	1,309	1,175

CENTERRA GOLD INC. ANNUAL REPORT 2019	52

Average realized sales price for Copper - Mount Milligan

The average realized copper price per pound is calculated by dividing copper sales revenue, gross together with the final pricing adjustments and mark-to-market adjustments per pound, as shown in the table below:

Average realized sales price for Copper - Mount Milligan	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
Copper sales reconciliation ($ millions)
Copper sales related to cash portion of Royal Gold stream	1.0	1.1	5.2	3.7
Mark-to-market adjustments on Royal Gold stream	(0.6)	(0.6)	(0.9)	0.7
Final adjustments on sales to Royal Gold	(0.2)	0.4	(0.1)	0.5

Total copper sales under Royal Gold stream	0.2	0.9	4.2	4.9

Copper sales to third party customers	30.0	31.1	147.0	106.9
Mark-to-market adjustments	5.4	(4.1)	8.1	(4.3)
Final pricing adjustments	1.1	0.3	0.6	(4.5)
Final metal adjustments	(1.0)	(0.6)	(2.0)	(1.3)

Total copper sales to third party customers	35.5	26.7	153.7	96.8

Copper sales, net of adjustments	35.7	27.6	157.9	101.7
Refining and treatment costs	(3.8)	(3.7)	(17.1)	(12.2)

Copper sales	31.9	23.9	140.8	89.5

Pounds of copper sold (000’s lbs)
Pounds sold to Royal Gold	2,684	2,626	12,682	8,311
Pounds sold to third party customers	11,617	10,965	54,748	36,059

Total pounds sold	14,301	13,591	67,430	44,370

Average realized sales price for copper on a per pound basis
Copper sales related to cash portion of Royal Gold stream	0.38	0.42	0.41	0.44
Mark-to-market adjustments on Royal Gold stream	(0.21)	(0.21)	(0.07)	0.09
Final pricing adjustments on Royal Gold stream	(0.07)	0.14	(0.01)	0.06

Average realized copper price - Royal Gold	0.07	0.35	0.33	0.59

Average realized copper price - Third party	2.58	2.83	2.68	2.96
Average realized copper price - Mark-to-market adjustments	0.45	(0.38)	0.15	(0.12)
Average realized copper price - Final pricing adjustments	0.10	0.03	0.01	(0.12)
Average realized copper price - Metal pricing adjustments	(0.09)	(0.04)	(0.04)	(0.04)

Average realized copper price - Third party	3.04	2.44	2.80	2.68

Average realized copper price - Combined	2.23	1.76	2.09	2.02

Qualified Person & QA/QC - Production Information

The 2019 production information and related scientific and technical information, and the 2020 production forecast and related scientific and technical information determined as at December 31, 2019, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIMMP”) and NI 43-101 and were prepared, reviewed, verified and compiled by Centerra’s geological and mining staff. Gordon Reid, Professional Engineer, consultant and former Chief Operating Officer of Centerra, is the qualified person for the purpose of NI 43-101 for such information.

Qualified Person & QA/QC - Mineral Reserves and Mineral Resources

John Fitzgerald, P.Eng., Centerra Gold’s Vice President, Projects and Technical Services, has reviewed and approved the technical information related to mineral reserves and resources estimates contained in this document. John Fitzgerald is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI-43-101”).

CENTERRA GOLD INC. ANNUAL REPORT 2019	53

Mineral Reserves and Mineral Resources

On March 26, 2020, the Company released the results of the updated mineral reserve and mineral resource estimates for the Kumtor Mine, the Mount Milligan Mine, the Öksüt Project, the Kemess Property and the Greenstone Gold Property, all as of December 31, 2019. For additional details, please see the news release “Centerra Gold 2019 Year-End Statement of Mineral Reserves and Resources, Mount Milligan Technical Report and Fourth Quarter Exploration Update” filed on SEDAR and posted on the Company’s website on March 26, 2020.

Mount Milligan’s mineral reserves and mineral resources are presented on a 100% basis. Sales of gold and copper from the Mount Milligan Mine are subject to the Mount Milligan Streaming Arrangement whereby Royal Gold is entitled to 35% and 18.75% of gold and copper sales respectively. Under the Mount Milligan Streaming Arrangement, Royal Gold pays Centerra $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

The Company notes that Premier Gold Mines Limited, our 50% joint venture partner in the Greenstone Partnership, has issued a news release in October 2019 announcing a mineral resource estimate for the Hardrock property which was completed by G-Mining Services Inc. Centerra’s technical staff has reviewed the mineral resource estimate for the Hardrock project prepared by G-Mining on behalf of Greenstone published by Premier and raised significant concerns regarding its use of certain technical parameters, as well as the related cost assumptions. Those parameters and assumptions have since become the subject of a legal proceeding involving Centerra and Premier. Accordingly, an independent third-party expert was retained by Centerra to review the parameters of the resource estimate and a more comprehensive review of the cost assumptions has been undertaken. That work is ongoing. Until such work is complete, Centerra is not in a position to endorse or accept the work product published by Premier and will instead rely on the 2016 Hardrock Technical Report.

Gold reserves and resources

Gold (000s attributable ozs contained) (1)(4)	2019	2018
Total proven and probable mineral reserves	11,086	14,223
Total measured and indicated mineral resources (2)	13,347	11,338
Total inferred mineral resources(2)(3)	6,722	6,191

(1)

Centerra’s equity interests are as follows: Mount Milligan 100%, Kumtor 100%, Öksüt 100%, Kemess Underground and Kemess East 100% and Greenstone Gold properties (Hardrock, Brookbank, Key Lake, Kailey) 50%. The mineral reserves and mineral resources above reflect Centerra’s equity interests in the applicable properties.

(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)

Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay $435 per ounce of gold delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

CENTERRA GOLD INC. ANNUAL REPORT 2019	54

Copper reserves and resources

Copper (million pounds contained) (1)(4)	2019	2018
Total proven and probable mineral reserves	1,589	2,465
Total measured and indicated mineral resources (2)	5,327	5,836
Total inferred mineral resources(2)(3)	502	607

(1)	Centerra’s equity interests are as follows: Mount Milligan 100%, Kemess Underground 100%, Kemess East 100% and Berg 100%.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)

Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay 15% of the spot price per metric tonne of copper delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

Molybdenum reserves and resources

Molybdenum (million pounds contained) (1)(3)(4)	2019	2018
Total proven and probable mineral reserves	—	—
Total measured and indicated mineral resources (2)	636	636
Total inferred mineral resources(3)	50	50

(1)	Centerra’s equity interests are Berg 100%, Thompson Creek 100%, and Endako 75%.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)	Molybdenum mineral resources at Berg, Thompson Creek and Endako were estimated using a molybdenum price of $14.00 per pound. The exchange rate used at Berg and Endako was 1USD:1.25CAD.

Material assumptions used to determine mineral reserves and mineral resources are as follows:

	2019	2018
Gold price
Gold mineral reserves ($/oz)	$1,250	$1,250
Gold mineral resources ($/oz) (1)	$1,500	$1,450

Copper price
Copper mineral reserves ($/lb)	$3.00	$3.00
Copper mineral resources ($/lb)	$3.50	$3.50

Foreign exchange rates
1 USD : Cdn$ (2)	1.25	1.25
1 USD : Kyrgyz som	65	65
1 USD : Turkish Lira	5.50	3.50

(1)	Mineral resources at the Hardrock Project were estimated at C$1,625, while resource estimation at Brookbank and Kailey properties used $1,455 and mineral resources at the Kemess Project used $1,450.
(2)	Cdn$ exchange rate used for the Hardrock Project was 1USD:1.30CAD and at Brookbank and Kailey properties a rate of 1USD:1.18CAD was used.

CENTERRA GOLD INC. ANNUAL REPORT 2019	55

Centerra Gold Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(Expressed in thousands of United States Dollars)

CENTERRA GOLD INC. ANNUAL REPORT 2019	56

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Scott G. Perry	Darren J. Millman
President and Chief Executive Officer	Vice President and Chief Financial Officer

March 25, 2020

CENTERRA GOLD INC. ANNUAL REPORT 2019	57

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Centerra Gold Inc.

Opinion

We have audited the consolidated financial statements of Centerra Gold Inc. (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2019 and December 31, 2018

•	the consolidated statements of (loss) earnings and comprehensive (loss) income for the years ended December 31, 2019 and December 31, 2018

•	the consolidated statements of shareholders’ equity for the years ended December 31, 2019 and December 31, 2018

•	the consolidated statements of cash flows for the years ended December 31, 2019 and December 31, 2018

•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at the end of December 31, 2019 and December 31, 2018, and its consolidated financial performance, and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

CENTERRA GOLD INC. ANNUAL REPORT 2019	58

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

•	the information, other than the financial statements and the auditors’ report thereon, included in the “Annual Report”.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in the “Annual Report” is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are/is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

CENTERRA GOLD INC. ANNUAL REPORT 2019	59

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represents the underlying transactions and events in a manner that achieves fair presentation.

•

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

CENTERRA GOLD INC. ANNUAL REPORT 2019	60

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Daniel Gordon Ricica.

Toronto, Canada

March 25, 2020

CENTERRA GOLD INC. ANNUAL REPORT 2019	61

Centerra Gold Inc.

Consolidated Statements of Financial Position

		December 31, 2019	December 31, 2018
(Expressed in thousands of United States Dollars)	Notes
Assets
Current assets
Cash and cash equivalents		$42,717	$151,705
Amounts receivable	7	79,022	59,558
Inventories	8	774,060	577,443
Other current assets	9	36,869	25,815

		932,668	814,521
Property, plant and equipment	10	1,669,516	1,905,514
Goodwill	20	—	16,070
Reclamation deposits	14	40,999	30,841
Other assets	15	58,470	59,765

		1,768,985	2,012,190

Total assets		$2,701,653	$2,826,711

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11	$238,339	$226,783
Revenue-based taxes payable		744	954
Taxes payable		1,034	878
Other current liabilities	9	4,692	6,162

		244,809	234,777
Long-term debt	12	70,007	179,266
Lease obligations	13	18,336	4,229
Deferred income tax liability	23	33,733	44,524
Provision for reclamation	14	265,049	212,248
Other liabilities	15	3,875	3,636

		391,000	443,903
Shareholders’ equity
Share capital	24	960,404	949,328
Contributed surplus		26,278	27,364
Accumulated other comprehensive loss		(752)	(2,088)
Retained earnings		1,079,914	1,173,427

		2,065,844	2,148,031

Total liabilities and Shareholders’ equity		$2,701,653	$2,826,711

Commitments and contingencies (note 26)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett	Richard W. Connor

CENTERRA GOLD INC. ANNUAL REPORT 2019	62

Centerra Gold Inc.

Consolidated Statements of (Loss) Earnings and Comprehensive (Loss) Income

For the years ended December 31,		2019	2018
(Expressed in thousands of United States Dollars) (except per share amounts)	Notes
Revenue	16	$1,375,328	$1,129,336

Cost of sales
Production costs	17	676,632	578,223
Depreciation, depletion and amortization		239,511	196,910
Standby costs		9,100	10,849

Earnings from mine operations		450,085	343,354

Care and maintenance expense		28,529	29,344
Exploration expenses and business development		45,958	34,774
Corporate administration	18	45,265	29,636
Provision for Kyrgyz Republic settlement	19	10,000	—
Impairment	20	230,500	—
Revenue-based taxes	23	116,417	92,988
Other operating expenses	21	59,113	57,999

(Loss) earnings from operations		(85,697)	98,613

Other income, net		(1,450)	(30,442)
Finance costs	22	16,337	30,232

(Loss) earnings before income tax		(100,584)	98,823
Income tax recovery	23	(7,071)	(14,647)

(Loss) earnings from continuing operations		$(93,513)	$113,470
Net loss from discontinued operations	6c	—	(5,941)

Net (loss) earnings		$(93,513)	$107,529

Other Comprehensive Income
Items that may be subsequently reclassified to earnings:
Net gain (loss) on translation of foreign operation		$1,753	$(3,133)
Net unrealized (loss) gain on derivative instruments, net of tax	29	(395)	14,938
Post-retirement benefit, net of tax		(22)	478

Other comprehensive income (“OCI”)		1,336	12,283

Total comprehensive (loss) income		$(92,177)	$119,812

Basic (loss) earnings per share - Continuing operations	24	$(0.32)	$0.39
Diluted (loss) earnings per share - Continuing operations	24	$(0.32)	$0.38
Basic (loss) earnings per share	24	$(0.32)	$0.37
Diluted (loss) earnings per share	24	$(0.32)	$0.36

The accompanying notes form an integral part of these consolidated financial statements.

CENTERRA GOLD INC. ANNUAL REPORT 2019	63

Centerra Gold Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,		2019	2018
(Expressed in thousands of United States Dollars)	Notes
Operating activities
(Loss) earnings from continuing operations		$(93,513)	$113,470

Adjustments for the following items:
Depreciation, depletion and amortization		245,746	200,802
Finance costs	22	16,337	30,232
Compensation expense on stock options		1,940	1,714
Other share-based compensation expense		17,833	2,082
Gain on disposition of Royalty Portfolio	6	—	(27,993)
Impairment	20	230,500	—
Inventory impairment	8	8,352	—
Income tax recovery, net		(7,071)	(14,647)
Kyrgyz Republic settlement payment	19	(62,600)	—
Kyrgyz Republic additional charges	19	10,000	—
Reclamation expense and other		35,029	41,151
Income taxes paid		(4,090)	(5,371)

Cash provided by continuing operations before changes in operating working capital		398,463	341,440
Changes in operating working capital	25a	(64,314)	(120,173)

Cash provided by continuing operations		334,149	221,267

Cash used in discontinued operations		—	(3,775)

Net cash provided by operations		334,149	217,492

Investing activities
Additions to property, plant and equipment		(288,990)	(271,830)
Deposits on purchase of equipment		(10,453)	(14,043)
Acquisition of AuRico Metals Inc., net of cash acquired	6	—	(226,800)
Increase in restricted cash		(481)	(26,818)
Increase in other assets		(10,448)	(4,177)
Proceeds from the sale of the Royalty Portfolio	6	—	155,450
Proceeds from the sale of the Mongolian segment	6	—	35,000
Proceeds from disposition of fixed assets		723	1,766

Cash used in investing		(309,649)	(351,452)

Financing activities
Debt drawdown	12	302,804	395,737
Debt repayment	12	(417,986)	(501,069)
Payment of interest and borrowing costs		(9,293)	(25,230)
Lease payments	13	(16,962)	(665)
Proceeds from common shares issued		7,949	1,001

Cash used in financing		(133,488)	(130,226)

Decrease in cash during the year		(108,988)	(264,186)
Cash and cash equivalents at beginning of the year		151,705	415,891

Cash and cash equivalents at end of the year		$42,717	$151,705

Cash and cash equivalents consist of:
Cash		$42,717	$151,705

		$42,717	$151,705

The accompanying notes form an integral part of these consolidated financial statements.

CENTERRA GOLD INC. ANNUAL REPORT 2019	64

Centerra Gold Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States Dollars, except share information)
	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at January 1, 2018	291,782,846	$948,121	$25,781	$(14,371)	$1,065,898	$2,025,429

Net earnings		—	—	—	107,529	107,529
Other comprehensive income		—	—	12,283	—	12,283
Transactions with owners:
Share-based compensation expense	—	—	1,714	—	—	1,714
Issued on exercise of stock options	63,860	445	(131)	—	—	314
Issued under the employee share purchase plan	137,610	686	—	—	—	686
Issued on redemption of restricted share units	15,633	76	—	—	—	76

Balance at December 31, 2018	291,999,949	$949,328	$27,364	$(2,088)	$1,173,427	$2,148,031

Net loss		—	—	—	(93,513)	(93,513)
Other comprehensive income		—	—	1,336	—	1,336
Transactions with owners:
Share-based compensation expense	—	—	1,940	—	—	1,940
Issued on exercise of stock options	1,505,768	9,960	(3,026)	—	—	6,934
Issued under the employee share purchase plan	169,890	1,015	—	—	—	1,015
Issued on redemption of restricted share units	14,849	101	—	—	—	101

Balance at December 31, 2019	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844

CENTERRA GOLD INC. ANNUAL REPORT 2019	65

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Asia and other markets worldwide.

2. Basis of presentation

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 25, 2020.

These consolidated financial statements have been prepared under the historical cost basis, except for provisionally priced amounts receivable, derivative instruments, liabilities for cash settled share-based compensation and post-retirement benefit liability (measured at fair value) and inventories (measured at the lower of cost or net realizable value (“NRV”)).

These financial statements are presented in United States (“U.S.”) dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted.

3. Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements with the exception of note 3(k) – Leases. See note 5 – Changes in Accounting Policies.

a.	Consolidation principles

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

CENTERRA GOLD INC. ANNUAL REPORT 2019	66

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 50% interest in the Greenstone Partnership and 75% interest in the Endako Mine, have been accounted for as joint operations.

Centerra’s significant subsidiaries and joint operations are as follows:

Entity	Property - Location	Current status	Entity Type	Basis of Accounting	Property Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	Subsidiary	Consolidation	100%

Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	Subsidiary	Consolidation	100%

Langeloth Metallurgical Company LLC (“Langeloth”) Molybdenum Processing Facility	Langeloth - United States	Operation	Subsidiary	Consolidation	100%

Öksüt Madencilik A.S. (“OMAS”)	Öksüt Project - Turkey	Development / Commissioning	Subsidiary	Consolidation	100%

Greenstone Gold Mines LP (“Greenstone Partnership”)	Greenstone Gold Property - Canada	Pre-development	Joint operation	Proportionate consolidation	50%

AuRico Metals Inc.	Kemess Project - Canada (“Kemess”)	Pre-development	Subsidiary	Consolidation	100%

Thompson Creek Mining Company	Thompson Creek Mine - United States	Care and Maintenance	Subsidiary	Consolidation	100%

Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	Joint operation	Proportionate consolidation	75%

As at December 31, 2019 the Company had also entered into agreements to earn interests in joint venture exploration properties located in Canada, Finland and Mexico. In addition, the Company has exploration properties in Canada, Turkey and the United States and has strategic alliance agreements with partners to evaluate potential gold opportunities in West Africa and Sweden.

CENTERRA GOLD INC. ANNUAL REPORT 2019	67

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b.	Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date.

c.	Discontinued Operations

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated Statement of Earnings and Comprehensive Income (“Statements of Earnings”).

d.	Foreign currency

The functional currency of the Company and its subsidiaries is the U.S. dollar (“USD”), which is also the presentation currency of the consolidated financial statements. The functional currency of the Greenstone Partnership is the Canadian dollar (“Cdn$”), which results in translation gains (losses) being recorded as part of Other Comprehensive Income in the Statements of Earnings.

Foreign currency transactions are translated into an entity’s functional currency using the exchange rate prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statements of Earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at the historical exchange rates prevailing at each transaction date.

CENTERRA GOLD INC. ANNUAL REPORT 2019	68

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

e.	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of 90 days or less. Cash and cash equivalents are classified as financial instruments carried at amortized cost.

f.	Short-term investments

Short-term investments consist of marketable securities with original maturities of more than 90 days but no longer than 12 months, from the date of purchase. Short-term investments consist mostly of U.S. federal, Canadian federal and provincial government treasury bills and notes, agency notes, foreign sovereign issues, term deposits, bankers’ acceptances, bearer deposit notes, and highly-rated, highly-liquid corporate direct credit. Short-term investments are classified as financial instruments carried at fair value through profit or loss.

g.	Restricted cash and restricted short-term investments

Cash and short-term investments which are subject to legal or contractual restrictions on their use are classified separately as restricted cash and restricted short-term investments.

h.	Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of weighted average production cost and net realizable value (“NRV”). The production cost of inventories is determined on a weighted-average basis and includes direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization of mining assets. Molybdenum inventory additionally includes amounts paid for molybdenum concentrate purchased from third parties, as well as costs associated with beneficiation and roasting.

When inventories are sold, the carrying amount is recognized as an expense in the period in which the related revenue is recognized. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the Statements of Earnings in the period that the write-down or reversal occurs. NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs to sell. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis.

Supplies inventory and spare parts is valued at the lower of weighted average cost and NRV, which approximates replacement cost. Replacement cost includes expenditures incurred to acquire the inventories and bring them to their existing location and condition. Any provision for obsolescence

CENTERRA GOLD INC. ANNUAL REPORT 2019	69

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

is determined by reference to specific stock items identified as obsolete. A regular and ongoing review is undertaken to establish the extent of surplus items and a provision is made for any potential loss on their disposal. Consumable supplies for operations in the care and maintenance stage of the mine life cycle and which are not expected to be used in the next twelve months are classified as long-term.

i.	Exploration, evaluation and pre-development expenditure

All exploration and evaluation expenditures of the Company within an area of interest are expensed until management and the Board of Directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Once a project has been established as commercially viable and technically feasible, and approval is received from the Board of Directors, further expenditures are capitalized as development costs.

Exploration and evaluation assets acquired are initially recognized at cost as exploration rights within property, plant and equipment.

j.	Property, plant and equipment

i.	General

Property, plant and equipment are recorded at cost less accumulated depreciation, depletion and impairment charges. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. An item of property, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the Statements of Earnings in the year the asset is de-recognized.

ii.	Development properties (underground and open pit)

A property, either open pit or underground, is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds from mineral sales are offset against costs capitalized prior to a mine being capable of operating at levels intended by management.

CENTERRA GOLD INC. ANNUAL REPORT 2019	70

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

iii.	Mine properties

All direct costs related to the acquisition of the asset, including the costs incurred to prepare it for its intended use are capitalized at the date of acquisition. After a mine property has been brought into commercial production, costs of any additional mining, in-pit drilling and related work on that property are expensed as incurred. Mine development costs that meet the criteria for capitalization in accordance with IAS 16, Property, Plant and Equipment, such as costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production, including the stripping of waste material, are capitalized and then depleted on a unit-of-production basis.

iv.	Depreciation and depletion

Buildings, plant and equipment used in production and mineral properties, with the exception of Langeloth, are depreciated or depleted using the unit-of-production method over proven and probable ore reserves, or if their estimated useful lives are shorter, on a straight-line basis over the useful lives of the particular assets. Langeloth’s property, plant and equipment are depreciated on a straight-line basis, based on estimated useful lives.

Depreciation commences when ore is extracted from the ground. The depreciation charge is allocated to inventory throughout the production process from the point at which ore is extracted from the pit until the ore is processed into its final form, gold doré or concentrate. Where a change in estimated recoverable gold ounces or copper pounds contained in proven and probable ore reserves is made, adjustments to depreciation are accounted for prospectively.

Mobile equipment and other assets, such as offsite roads, buildings, office furniture and equipment are depreciated using the straight-line method based on estimated useful lives, but do not exceed the related estimated mine life based on proven and probable ore reserves.

Where an item of property, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as property, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s property, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

CENTERRA GOLD INC. ANNUAL REPORT 2019	71

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The following table sets out the useful lives of certain assets:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

v.	Deferred stripping costs

Stripping costs incurred in the production phase of a mining operation are accounted for as production costs and are included in the costs of inventory produced. Stripping activity that improves access to ore in future periods is accounted for as an addition to or enhancement of an existing asset. The Company recognizes stripping activity assets when the following three criteria are met:

•	it is probable that the future economic benefit associated with the stripping activity will flow to the Company;

•	the Company can identify the component of the ore body for which access has been improved; and

•	the costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Stripping activity assets are depleted on a unit-of-production basis in subsequent periods over the proven and probable reserves to which they relate.

vi.	Borrowing costs

Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages.

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

CENTERRA GOLD INC. ANNUAL REPORT 2019	72

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

k.	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•

The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•

The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision as to how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of that asset if either:

•	The Company has the right to operate the asset; or

•	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

If a contract is assessed to contain a lease, a lease liability is recognized representing the present value of cash flows estimated to settle the contract, discounted using a discount rate which would be required if the underlying asset was acquired through a financing arrangement. The Company will also recognize a right-of-use (“ROU”) asset that will generally be equal to the lease obligation at adoption. The ROU asset is subsequently amortized over the life of the contract.

The ROU asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

CENTERRA GOLD INC. ANNUAL REPORT 2019	73

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

l.	Goodwill

Goodwill represents the difference between the cost of a business acquisition and the fair value of the identifiable net assets acquired. Subsequent to recording, goodwill is measured at cost less accumulated impairment losses and is not amortized.

Goodwill, upon acquisition, is allocated to the cash-generating units (“CGU”) expected to benefit from the related business combination. A CGU, in accordance with IAS 36, Impairment of Assets, is identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash flows from other assets.

The Company evaluates, on at least an annual basis, the carrying amount of a CGU to which goodwill is allocated, for potential impairment.

m.	Impairment

Long-lived assets, including goodwill, are reviewed for impairment if an event occurs which leads to an indication that the carrying amount may be impaired. In addition, goodwill is tested for impairment annually on September 1.

When an impairment test is required, the Company compares the recoverable amount (which is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of the CGU) to its carrying amount. If the carrying amount of a CGU exceeds its recoverable amount, the Company first applies the difference to reduce goodwill and then any further excess is applied to the CGU’s other long-lived assets. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, and expenditures underlying the estimate of recoverable value are subject to risks and uncertainties.

We have determined the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction, which the Company typically estimates using discounted cash flow methods based on detailed mine and/or production plans.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase

CENTERRA GOLD INC. ANNUAL REPORT 2019	74

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized in prior years. Impairments and subsequent reversals are recorded in the Statement of Earnings in the period in which they occur.

n.	Provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows.

o.	Asset retirement and reclamation obligations

Asset retirement and reclamation costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated asset retirement and reclamation costs are provided in the accounting period when the obligation arising from the related disturbance occurs based on the net present value of estimated future costs.

Provision for asset retirement and reclamation costs is estimated based on the risk-adjusted costs required to settle present obligations discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows.

Asset retirement and reclamation obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations arise as a result of changes in discount rates, foreign exchange rates and the timing or amounts of the costs to be incurred. These changes are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to nil and the remaining adjustment is included in earnings.

If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Asset retirement and reclamation obligations related to inactive and closed mines are included in profit or loss in the Statements of Earnings on initial recognition and subsequently when re-measured.

CENTERRA GOLD INC. ANNUAL REPORT 2019	75

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

p.	Debt

Debt is initially recognized at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of earnings (loss) over the period to maturity using the effective interest method.

q.	Share-based compensation

The Company has five share-based compensation plans: the Stock Option plan, Performance Share Unit Plan, Deferred Share Unit Plan, Restricted Share Unit Plan and Employee Share Purchase Plan.

i.	Stock Option plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

ii.	Performance Share Unit Plan

Under Centerra’s Performance Share Unit Plan, performance share units can be granted to employees and officers of the Company. A performance share unit represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. Performance share units are accounted for under the liability method using the Monte Carlo simulation option pricing model and vest 50% at the end of the year after grant and the remaining 50% the following year. Under this method, the fair value of the performance share units is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these performance share units is recorded as a reduction of the accrued obligation.

The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be paid out may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on Centerra’s total return performance (based on the preceding sixty-one trading days volume weighted average share price) relative to the S&P/TSX Global Gold Index Total Return Index Value during the applicable period. The fair

CENTERRA GOLD INC. ANNUAL REPORT 2019	76

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

value of the fully vested units is determined using the sixty-one trading days volume weighted average share price. For performance share units granted in 2019 and subsequently, the total return performance and fair value are calculated based on the five-trading day volume weighted average share price preceding the vesting date.

iii.	Deferred Share Unit Plan

Centerra has a Deferred Share Unit Plan for directors of the Company to receive all or a portion of their annual compensation as deferred share units. Deferred share units are settled in cash and are accounted for under the liability method. The deferred share units cannot be converted to shares by the unit holder or by the Company. The deferred share units vest immediately upon granting and are automatically redeemed following departure from the board. A liability is recorded at grant date equal to the fair value of the deferred share units. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

iv.	Restricted Share Unit Plan

Centerra has a Restricted Share Unit Plan for directors and certain employees of the Company to receive all or a portion of their annual compensation or annual incentive payments as restricted share units. Restricted share units can be settled in cash or equity at the option of the holder except Executive RSUs (defined below) which may only be settled in equity. Effective in 2017, prior to the end of the first quarter of any fiscal year (or for U.S persons, prior to the commencement of the fiscal year), certain employees of the Company may elect to receive a portion of their annual incentive payments for that year as restricted share units. The Company will match 50% of the restricted share units granted to such individuals and all such restricted share units granted to executives and other employees vest over a two year period (“Executive RSUs”). Restricted share units which are not Executive RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The restricted share units granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the restricted share unit. For Executive RSUs, the liability is recognized under the liability method at the time of vesting. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid or common shares issued on exercise of these restricted share units is recorded as a reduction of the accrued obligation.

CENTERRA GOLD INC. ANNUAL REPORT 2019	77

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

v.	Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to the match provided.

vi.	Dividends

When dividends are paid, participants under each of the Performance Share Unit Plan, Deferred Share Unit Plan, and Restricted Share Unit Plan are allocated additional units equal in value to the dividend paid per common share equal to the number of units held by the participant. For performance share units, the number of units issued is based on the sixty-one trading day volume weighted average share price (or for performance share units issued in 2019 and thereafter, the five trading day volume weighted average share price) preceding the date of the dividend.

r.	Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, revenue is recognized when control is transferred, which is based on the terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from Kumtor are based on the London Bullion Market Association (“LBMA”) PM spot price less discounts stipulated in the agreement with Kyrgyzaltyn JSC (“Kyrgyzaltyn”). Payment is due within 12 days from the date of shipment, when control of the finished gold is transferred to the customer.

Revenues from the Company’s concentrate sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

CENTERRA GOLD INC. ANNUAL REPORT 2019	78

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company acquired the streaming arrangement with Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the streaming agreement with the Mount Milligan Mine, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold pays US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered, which is recorded to revenue. Royal Gold also has a security interest over all of the Mount Milligan Mine assets.

Gains and losses related to the Company’s forward commodity contracts to economically hedge the Company’s commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and LME copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company’s forward commodity contracts to economically hedge the Company’s exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the London Metal Exchange (“LME”) or spot gold prices on the London Bullion Market Association (“LBMA”). The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. For changes in metal quantities upon receipt of final assay, the provisional sales quantities are adjusted as well. Any such adjustments generally are not material to the transaction price.

The Company’s molybdenum sales contracts specify the point in the delivery process at which time control transfers to the customer (shipping point or destination). Shipping and handling fees are accounted for on a gross basis under the terms of the contracts. The Company recognizes tolling and calcining revenue under contractual arrangements as the services are performed on a per-unit basis.

s.	Income taxes

Tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in the Statements of Earnings except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

CENTERRA GOLD INC. ANNUAL REPORT 2019	79

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

t.	Earnings per share

Basic earnings per share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the year, after adjusting for: (i) the effect of performance share units as though they were accounted for as an equity instrument, (ii) the effects of dilutive common share equivalents such as stock options and restricted share units. Diluted

CENTERRA GOLD INC. ANNUAL REPORT 2019	80

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

earnings per share is calculated using the treasury method, where the exercise of stock options and restricted share units is assumed to occur at the beginning of the period, the proceeds from the exercise of stock options and restricted share units and the amount of compensation expense measured but not yet recognized in profit or loss are assumed to be used to purchase common shares of the Company at the average market price during the period. The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

u.	Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the USD.

Derivative instruments are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

i.	Hedges

The Company applies hedge accounting to derivative instruments which hedge a portion of the gold and copper components of its future concentrate sales at its Mount Milligan operation (“strategic gold and copper contracts”). The Company also applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Kumtor operations (“fuel hedge contracts”).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

Both the strategic gold and copper contracts, and the fuel hedge contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value is recognized in other comprehensive income. The amounts accumulated in other comprehensive income are reclassified to revenue (strategic gold and copper contracts) or to the cost of the purchased fuel (fuel hedge contracts) in the Statements of Earnings when the underlying hedged transaction, identified at contract inception, is recognized in revenue or cost of fuel purchased.

CENTERRA GOLD INC. ANNUAL REPORT 2019	81

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Any ineffective portion of a hedge relationship is recognized immediately in the Statements of Earnings as other income, net. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income until the underlying hedged transaction is recognized in revenue at which time such amounts are reclassified to revenue (strategic gold and copper contracts) or to the cost of the purchased fuel (fuel hedge contracts). If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Statements of Earnings as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the Statements of Earnings as other income, net.

ii.	Non-hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss.

Changes in fair value of non-hedge derivatives at each reporting date are included in the Statements of Earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

iii.	Transaction costs

Transaction costs associated with financial instruments carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or liability. The amortization of debt financing fees is calculated on an amortized cost basis over the term of the instrument.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in note 3, the reported amounts of assets and liabilities and disclosure of commitments and contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The

CENTERRA GOLD INC. ANNUAL REPORT 2019	82

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year, are discussed below:

i.	Impairment

Significant judgment is required in assessing indicators of impairment. For long-term assets, including development properties, the Company completes an evaluation at each reporting period of potential impairment indicators. The Company considers both external and internal sources of information in assessing whether there are any indications that long-term assets may be impaired.

External sources of information that the Company considers include changes in the market, economic, political and legal environment in which the Company operates that are not within its control and could affect the recoverable amounts of long-term assets and goodwill. Internal sources of information that the Company considers include the manner in which long-term assets are being used or are expected to be used, analysis of economic performance of the assets and assessment of factors that may impact continuing progress toward development.

For CGU’s where value cannot be obtained from an active market, expected gold, copper and molybdenum prices, and production levels, which comprise proven and probable reserves and an estimated recoverable amount of resources if deemed appropriate, are used to estimate expected future cash flows. Management also estimates future operating and capital costs based on the most recently approved life of mine plan. The discount rate and net asset value trading multiple applied is reviewed for each assessment. Changes in these estimates which decrease the estimated recoverable amount of the CGU could affect the carrying amounts of assets and result in an impairment charge or reversal.

While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of the CGU.

CENTERRA GOLD INC. ANNUAL REPORT 2019	83

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

ii.	Materials inventory

Management makes estimates of recoverable quantities of gold and copper in stockpiled ore, ore in-process and molybdenum work-in-process to determine the average costs of finished goods sold during the period and the value of inventories in the Statements of Financial Position. NRV tests are performed at each reporting period based on the estimated future sales price of the gold doré, gold and copper concentrate, molybdenum and other products based on prevailing market prices, less estimated costs to complete production and bring the materials to selling condition.

The recoverable quantity of ore on stockpiles is estimated based on tonnage added and removed from the stockpiles, the amount of contained gold ounces and copper pounds based on assay data, and the estimated recovery percentage based on the historical recoveries obtained in the expected processing method. Stockpiled ore tonnage is verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities actually recovered, the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical reconciliation process is constantly monitored and engineering estimates are refined based on actual results over time.

iii.	Provision for reclamation

Amounts recorded for asset retirement obligations and the related accretion expense require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its asset retirement obligations on an annual basis or when new material information becomes available. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date.

A change in any or a combination of the key assumptions used to determine the provisions could have a material impact on the carrying value of the provisions. Changes to the estimated future reclamation costs for operating sites are recognized in the Statements of Financial Position by adjusting both the retirement asset and provision: such changes will impact earnings as these amounts are depleted and accreted over the life of the mine.

CENTERRA GOLD INC. ANNUAL REPORT 2019	84

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

iv.	Deferred income taxes

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the financial statements.

The Company does not recognize deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates, adjustments are made in subsequent periods.

v.	Mineral reserves and resources estimation

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, recovery rates and discount rates and, in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of mineral reserves and resources and may, ultimately, result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the financial statements:

•	Useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

•	Depreciation and depletion of assets using the units-of-production method.

•	Estimate of recoverable value of CGU’s.

•	Estimated timing of reclamation activities.

•	Expected future economic benefit of expenditures, including stripping and development activities.

There are assets that are depleted using the units-of-production method where the calculation of the units-of-production rate of property, plant and equipment to be depleted could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable ore reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

CENTERRA GOLD INC. ANNUAL REPORT 2019	85

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

vi.	Derivative financial instruments

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either a fair value or cash flow hedge.

Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate. The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations in commodity prices, including prices for gold, copper and fuel. For derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 29 for a sensitivity analyses based on changes in commodity prices.

vii.	Litigation and contingency

On an ongoing basis, the Company is subject to various claims and other legal disputes as described in notes 19 and 26, the outcomes of which cannot be assessed with a high degree of certainty. A provision is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably.

By their nature, these provisions and contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such provisions and contingencies inherently involves the exercise of significant judgment of the potential outcome of future events. Disclosure of other contingent liabilities is made unless the possibility that a loss may occur is considered remote.

5.	Changes in accounting policies

As of January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”) that revises the definition of leases and requires companies to bring most leases on-balance sheet, recognizing lease assets and lease obligations.

The Company adopted IFRS 16 using the modified retrospective approach. Under the approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Given that the Company’s existing operating leases are not material, no adjustment to equity has been recognized upon IFRS 16 adoption on January 1, 2019.

CENTERRA GOLD INC. ANNUAL REPORT 2019	86

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

For leases that were classified as finance leases under IAS 17 Leases (“IAS 17”), the carrying amount of the ROU asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date. For leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019 and the related ROU assets were recognised at amounts equal to the corresponding lease liability.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognise ROU assets and liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the ROU asset at the date of initial application.

•	Applied a single discount rate to a portfolio of leases with similar characteristics.

Lease liabilities recognized at January 1, 2019 amounted to $26 million. Refer to note 13 for further details.

6. Acquisition and divestitures

a)	Acquisition of AuRico Metals Inc.

On January 8, 2018, the Company acquired 100% of the outstanding shares of AuRico Metals Inc. (“AuRico”) (“the AuRico Acquisition”). AuRico was a North American-based company with a wholly-owned interest in a feasibility stage underground gold-copper project in British Columbia, Canada, known as the Kemess Underground property, as well as the Kemess East property. At the time of the AuRico acquisition, AuRico owned a royalty portfolio that included a 1.5% net smelter return (“NSR”) royalty on the Young-Davidson gold mine in Ontario and a 2.0% NSR royalty on the operating Fosterville mine in Australia (collectively “the Royalty Portfolio”).

The AuRico Acquisition was completed by way of a Plan of Arrangement under the Business Corporations Act (Ontario), whereby the Company acquired all of the issued and outstanding AuRico common shares for Cdn$1.80 per share in cash consideration, representing an aggregate transaction value of approximately $247 million (Cdn$307 million).

b)	Disposition of Royalty Portfolio

On June 27, 2018 the Company announced completion of the sale of its Royalty Portfolio and other royalties to Triple Flag Mining Finance Bermuda Ltd (“Triple Flag”) for an up-front cash payment of $155.5 million with an effective date of April 1, 2018. A pre-tax gain on disposal of approximately $28 million was recognized in the Statements of Earnings for the year ended December 31, 2018.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The sale of the Royalty Portfolio and other royalties was part of a larger transaction between the Company and Triple Flag. The sale also included a stream on 100% of the silver production at the Kemess Underground and Kemess East properties in consideration for a series of payments totaling $45 million to be received during construction of the mine.

c)	Disposition of the Mongolian Business Unit

On September 25, 2018, the Company entered into a definitive agreement to sell its Mongolian business unit, including Boroo Gold LLC and Centerra Gold Mongolia LLC (including the gold project at Gatsuurt). The sale closed on October 11, 2018 for net cash proceeds of $35 million. As the Mongolian business unit was a component of the Company, clearly distinguished operationally and for financial reporting purposes from the rest of the Company, the disposal group was considered a discontinued operation for the year ended December 31, 2018. The net loss from discontinued operations was $5.9 million for the year ended December 31, 2018.

7. Amounts receivable

	2019	2018
Gold and copper concentrate sales receivable (a)	$39,310	$25,466
Molybdenum sales receivable (b)	28,718	22,963
Consumption tax receivable	5,124	7,847
Other receivables (c)	5,870	3,282

Total amounts receivable	$79,022	$59,558

(a)

Gold and copper concentrate sales receivable consist of receivables from both final priced sales and provisionally priced sales. As at December 31, 2019, there is no amount receivable (2018 - $7.7 million) from final priced gold and copper concentrate sales, and $39.3 million (December 31, 2018 - $17.8 million) amounts receivable from provisionally priced gold and copper concentrate sales.

(b)	As at December 31, 2019, there is $6.4 million of Molybdenum sales receivable that is past due, which was collected in full in January 2020.
(c)	Other receivables consist of gold sales receivables from related party of $0.1 million (December 31, 2018 - $0.2 million). Refer to note 27 for further details on related party transactions.

CENTERRA GOLD INC. ANNUAL REPORT 2019	88

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

8. Inventories

	2019	2018
Stockpiles of ore (a)	$427,644	$265,488
Gold in-circuit (b)	20,681	20,136
Gold doré	19,814	16,524
Copper and gold concentrate	29,577	21,907
Molybdenum inventory (c)	67,019	65,201

Total inventories (net of provisions)	564,735	389,256
Supplies (net of provision) (d)	209,325	188,187

Total inventories - current portion	$774,060	$577,443

(a)	As at December 31, 2019, the amount of ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand, is $188.7 million (December 31, 2018 - $181.3 million).
(b)	Gold in-circuit includes heap leach in-circuit of $1.4 million (December 31, 2018 - nil) related to the Öksüt Project.
(c)

Molybdenum inventory of $67.0 million as at December 31, 2019 (December 31, 2018 - $65.2 million) included work-in process inventory of $37.9 million (December 31, 2018 - $32.9 million) and finished goods inventory of $29.1 million (December 31, 2018 - $32.3 million). As at December 31, 2019, the Company recorded an NRV provision of $8.3 million (December 31, 2018 - nil).

(d)

Supplies inventory is net of long-term supplies inventory of $1.7 million (December 31, 2018 - $1.7 million). The Company has recorded a provision for supplies obsolescence of $23.9 million as at December 31, 2019 (December 31, 2018 - $21.4 million).

9. Other current assets and other current liabilities

	2019	2018
Other current assets:
Prepaid insurance expenses	$7,726	$6,783
Deposits for consumable supplies	12,557	13,470
Alternative Minimum Tax receivable (a)	11,404	—
Other	5,182	5,562

Total other current assets	$36,869	$25,815

Other current liabilities:
Current portion of lease obligations (note 13)	$4,303	$797
Short-term debt (note 12)	—	5,000
Other	389	365

Total other current liabilities	$4,692	$6,162

a)	Refer to note 15 for more details on the Alternative Minimum Tax receivable.

CENTERRA GOLD INC. ANNUAL REPORT 2019	89

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

10. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	ROU Buildings	Mineral Properties	Capitalized Stripping Costs	Mobile Equipment	ROU Mobile Equipment	Construction in Progress	Total
Cost

January 1, 2018	$1,078,945	$—	$528,289	$347,572	$549,853	$—	$125,035	$2,629,694
Acquisition of AuRico	56,814	—	113,454	—	1,082	—	—	171,350
Additions	1,257	—	15,815	138,774	7,216	—	181,281	344,343
Disposals	(13,501)	—	—	—	(4,010)	—	—	(17,511)
Impairment	—	—	—	—	—	—	(8,385)	(8,385)
Disposal of Mongolian business unit	(89,254)	—	(81,432)	—	(14,474)	—	(23,172)	(208,332)
Fully depreciated assets	(15,338)	—	—	—	(49,942)	—	—	(65,280)
Reclassification	49,958	—	1,544	—	69,439	—	(120,941)	—

Balance December 31, 2018	$1,068,881	$—	$577,670	$486,346	$559,164	$—	$153,818	$2,845,879
IFRS 16 adoption	—	15,169	—	—	(6,025)	11,237	—	20,381
Additions	3,336	1,454	43,598	97,152	35	10,115	209,948	365,638
Disposals	(1,029)	(156)	(449)	—	(4,291)	—	—	(5,925)
Fully depreciated assets	(19)	—	—	—	(38,083)	—	—	(38,102)
Reclassification	41,347	—	6,256	—	41,617	—	(89,220)	—

Balance December 31, 2019	$1,112,516	$16,468	$627,075	$583,498	$552,417	$21,352	$274,546	$3,187,872

Accumulated depreciation and impairment

January 1, 2018	$336,356	$—	$169,542	$38,711	$391,173	$—	$—	$935,782
Charge for the period	61,390	—	13,951	104,904	71,030	—	—	251,275
Disposals	(9,280)	—	—	—	(3,783)	—	—	(13,063)
Disposal of Mongolian business unit	(73,941)	—	(80,241)	—	(14,167)	—	—	(168,349)
Fully depreciated assets	(15,338)	—	—	—	(49,942)	—	—	(65,280)
Reclassification	(18,203)	—	8	—	18,195	—	—	—

Balance December 31, 2018	$280,984	$—	$103,260	$143,615	$412,506	$—	$—	$940,365
IFRS 16 adoption	—	—	—	—	(545)	—	—	(545)
Charge for the year	62,821	2,354	18,030	248,673	70,226	3,855	—	405,959
Disposals	(863)	—	—	—	(2,888)	—	—	(3,751)
Impairment (note 20)	151,999	2,636	44,979	—	10,521	4,295	—	214,430
Fully depreciated assets	(19)	—	—	—	(38,083)	—	—	(38,102)

Balance December 31, 2019	$494,922	$4,990	$166,269	$392,288	$451,736	$8,150	$—	$1,518,356

Net book value

Balance December 31, 2018	$787,897	$—	$474,410	$342,731	$146,658	$—	$153,818	$1,905,514

Balance January 1, 2019 IFRS 16 adoption	$787,897	$15,169	$474,410	$342,731	$141,178	$11,237	$153,818	$1,926,440

Balance December 31, 2019	$617,594	$11,477	$460,806	$191,210	$100,681	$13,202	$274,546	$1,669,516

CENTERRA GOLD INC. ANNUAL REPORT 2019	90

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

11. Accounts payable and accrued liabilities

	2019	2018
Trade creditors and accruals	$166,185	$121,973
Amount due to Royal Gold (a)	38,190	42,885
Liability for share-based compensation (note 24)	25,964	8,925
Provision for Kyrgyz Republic settlement (note 19)	8,000	53,000

Total	$238,339	$226,783

(a)

Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

12. Debt

	Corporate Revolving Facility	OMAS Facility	CAT Note	Total
Principal

Balance December 31, 2018	$111,000	$49,668	$31,986	$192,654
Drawdown	275,000	27,803	—	302,803
Repayment	(386,000)	—	(31,986)	(417,986)

Balance December 31, 2019	$—	$77,471	$—	$77,471

Deferred costs

Balance December 31, 2018	$(2,147)	$(6,241)	$—	$(8,388)
Amortization	718	206	—	924

Balance December 31, 2019	$(1,430)	$(6,035)	$—	$(7,464)

Net debt

Short-term debt (a)	$—	$—	$5,000	$5,000
Long-term debt	108,853	43,427	26,986	179,266

Balance December 31, 2018	$108,853	$43,427	$31,986	$184,266

Long-term debt	(1,430)	71,437	—	70,007

Balance December 31, 2019	$(1,430)	$71,437	$—	$70,007

(a)	Short-term debt is included in other current liabilities (note 9) on the Statement of Financial Position.

Corporate Revolving Facility

On February 1, 2018, the Company entered into a $500 million four-year senior secured revolving credit facility (the “Corporate Facility”) with a lending syndicate led by the Bank of Nova Scotia and National Bank of Canada. The credit facility which is secured has an interest rate of London Interbank Offered Rate (“LIBOR”) plus a margin that ranges from 2.25% to 3.75%. Repayment of the loaned funds may be extended until February 2022.

CENTERRA GOLD INC. ANNUAL REPORT 2019	91

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company’s obligations under the Corporate Facility are guaranteed by assets of certain subsidiaries and joint operations. In addition, the Company is expected to maintain compliance with specified covenants (including financial covenants). The Company was in compliance with all covenants contained in the Corporate Facility as at December 31, 2019.

As at December 31, 2019, the Company’s $500 million senior secured revolving credit facility was undrawn (December 31, 2018 – $111 million outstanding).

OMAS Facility

In 2016, OMAS, a wholly-owned subsidiary of the Company, entered into a $150 million five-year project financing facility with UniCredit Bank AG and European Bank for Reconstruction and Development (the “OMAS Facility”). In April 2018, the OMAS Facility was amended (“April 2018 Amendment”), extending the expiry of the facility from December 30, 2021 to March 31, 2024. The purpose of the OMAS Facility was to assist in financing the construction of the Company’s Öksüt Project. The OMAS facility has an interest rate of LIBOR plus an interest rate margin that is dependent on the timing of the completion of the Project completion that ranges between 2.65% to 2.95%.

As part of the April 2018 Amendment to the OMAS Facility, OMAS agreed to apply all excess cash flow towards debt prepayment until the Öksüt Project’s mining license is extended beyond its current expiry date of January 16, 2023. In addition, Centerra provided a limited guarantee of a portion of OMAS’s obligations under the OMAS Facility and has agreed to comply with certain covenants which are consistent with the covenants under the Corporate Facility. The guarantee is limited to the OMAS Facility balance outstanding as at January 16, 2023 and was callable if the Öksüt mining license is not extended beyond January 16, 2023.

As a condition of the OMAS Facility, the Company deposited $25 million into a restricted account, including $15 million which is restricted until the Öksüt Project mining lease is extended and $10 million which is restricted during the construction phase.

As at December 31, 2019, the OMAS Facility had a drawn balance of $77.5 million. Subsequent to year end, the Company repaid and cancelled its OMAS Facility and the $25 million in restricted cash funds described above were released.

Caterpillar Promissory Note

In December 2019, the Company completed the repayment of the Caterpillar Promissory Note (the “CAT Note”), which the Company assumed as part of the acquisition of Thompson Creek Metals Company Inc. in 2016. The CAT Note was secured by equipment. In 2018, the CAT Note was extended until March 25, 2020, at which time the interest rate was reset to LIBOR + 3.50%.

CENTERRA GOLD INC. ANNUAL REPORT 2019	92

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

13. Leases

The table below is a reconciliation of the lease commitments disclosed at December 31, 2018 in the Company’s consolidated financial statements and the lease liability recognized as a result of the adoption of IFRS 16 on January 1, 2019. When measuring the value of the lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 3.83%.

Operating lease commitment at December 31, 2018	$3,451
Operating leases deemed not to be leases under IFRS 16	(329)

Operating leases at December 31, 2018 deemed to be leases at January 1, 2019	3,122

Discounted value using the incremental borrowing rate at January 1, 2019	2,686
Finance lease liabilities recognized as at December 31, 2018	5,024
Contracts identified as a lease under IFRS 16	18,243

Lease liabilities recognized at January 1, 2019	$25,953

The following table sets forth the discounted and undiscounted lease liabilities for the year ending December 31, 2019:

2019
Maturity analysis - contractual undiscounted cashflows
Less than one year	$8,434
One to three years	19,256
More than three years	4,052

Total undiscounted lease liabilities	$31,742

Lease liabilities - discounted
Current (a)	$4,303
Non-current	18,336

Total discounted lease liabilities	$22,639

(a)	Current lease liabilities is included in other current liabilities note 9 on the Statement of Financial Position.

CENTERRA GOLD INC. ANNUAL REPORT 2019	93

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

As at December 31, 2019, the lease liabilities can be reconciled as follows:

2019
Balance at January 1, 2019	$25,953
Lease additions	11,119
Interest accreted	1,189
Payments	(16,962)
Foreign exchange revaluation	1,340

Balance at December 31, 2019	$22,639

For the year ending December 31, 2019, the amounts recognized in the Statement of Earnings as it relates to lease commitments is as follows:

2019
Interest on lease liabilities	$1,189
Variable lease payments not included in the measurement of lease liabilities	127
Expenses relating to leases of low-value assets and short-term leases	109

Total amounts recognized in the Statement of Earnings	$1,425

In addition to the above, as at December 31, 2019, there was $19.2 million of variable lease payments not included in the measurement of lease liabilities related to the Öksüt Project that were capitalized to property, plant and equipment.

CENTERRA GOLD INC. ANNUAL REPORT 2019	94

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

14. Provision for reclamation

The Company completed its regularly scheduled update to its closure costs estimates in December 2019. The following table reconciles the beginning and ending carrying amounts of the Company’s reclamation provision. The majority of the expenditures are expected to occur between 2026 to 2059.

	2019	2018
Non-operating sites (a)
Reclamation provision - beginning of year	$137,900	$76,326
Changes in estimate (b)	4,385	78,291
Changes due to change in discount rate	34,682	(14,317)
Accretion	2,476	1,564
Liabilities settled	(604)	(222)
Foreign exchange revaluation	1,565	(3,741)

Reclamation provision - end of year	$180,403	$137,900

Operating sites (a)
Reclamation provision - beginning of year	$74,545	$81,713
Changes in estimate	2,961	414
Changes due to change in discount rate	4,690	(7,181)
Accretion	1,909	1,881
Foreign exchange revaluation	695	(2,282)

Reclamation provision - end of year	$84,800	$74,545

Total reclamation provision, end of year	$265,203	$212,445

Current portion of reclamation provision	154	197
Long-term portion of reclamation provision	265,049	212,248

Total reclamation provision, end of year	$265,203	$212,445

a)	Non-operating sites include Endako, Thompson Creek Mine, Kemess and Oksut. Operating sites include Kumtor and Mount Milligan.
b)

In 2018, following an update to long-term plans for the molybdenum business and as a result of an independent assessment performed on the reclamation provision, the Company recognized an additional reclamation provision for future water treatment requirements at the Thompson Creek Mine. The underlying water treatment reclamation provision is over a 100-year period and is anticipated to be incurred in year 44, with operating expenditures of between $0.3 and $1.4 million per year thereafter.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2019, the Company has provided the regulatory authorities with $139.3 million (December 31, 2018 - $105.0 million) in reclamation bonds for mine closure obligations, of which $41.0 million (December 31, 2018 - $30.8 million) are cash-backed reclamation bonds.

CENTERRA GOLD INC. ANNUAL REPORT 2019	95

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

In 1998, a Reclamation Trust Fund was established to cover the future costs of reclamation, net of salvage values at the Kumtor Gold Mine. On December 31, 2019, this fund had a balance of $41.0 million (December 31, 2018 - $30.8 million), which includes the accelerated contributions required by the completion of the Strategic Agreement.

15. Other assets and other liabilities

	2019	2018
Other assets:
Alternative Minimum Tax receivable (a)	$11,404	$22,808
Prepayments for property, plant and equipment	2,395	7,549
Restricted cash	27,986	27,505
Other assets (b)	16,685	1,903

Total other assets	$58,470	$59,765

Other liabilities:
Post-retirement benefits	$3,875	$3,636

Total other liabilities	$3,875	$3,636

(a)

In 2017, the Company accrued a $21.3 million tax benefit due to the enactment of the U.S Tax Cuts and Jobs Act on December 22, 2017. Amongst the more impactful provisions to the Company, the Alternative Minimum Tax (“AMT”) was repealed and the $22.8 million of AMT paid in prior years (less a 6.6% sequestration rate) was expected to be refunded over the course of 2019 to 2022. As at December 21, 2018, the AMT receivable was increased to $22.8 million as a result of the U.S. Office of Management and Budget ruling that the AMT credits are not subject to sequestration. As at December 31, 2019, $11.4 million was reclassed to other current assets as the Company expects to receive 50% of the total AMT receivable within 12 months.

(b)	Other assets include long-term supplies inventory of $1.8 million (December 31, 2018 - $1.7 million).

CENTERRA GOLD INC. ANNUAL REPORT 2019	96

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

16. Revenue

Total revenue consists of the following:

	2019	2018
Gold revenue	$1,021,690	$833,554
Copper revenue	140,866	89,494
Molybdenum revenue	204,690	197,117
Tolling, calcining and other	8,082	9,171

Total revenue	$1,375,328	$1,129,336

The sales quantity and sales pricing adjustments of gold and copper, including the impact of hedge contracts, are as follows:

	2019	2018
Gold
Quantity adjustment	$(219)	$(451)
Provisional pricing adjustment	3,570	460
Copper
Quantity adjustment	(1,957)	17
Provisional pricing adjustment	7,694	(432)

	$9,088	$(406)

17. Production costs

December 31, 2019
	Gold	Copper	Molybdenum	Total
Direct mining costs (a)	$393,820	$99,410	$44,762	$537,991
Royalties, levies and production taxes	6,707	4,656	902	12,265
Changes in inventories	(29,894)	(3,317)	177,977	144,766
By-product sales (b)	(7,535)	(2,572)	(8,283)	(18,390)

Total production costs	$363,097	$98,177	$215,357	$676,632

December 31, 2018
	Gold	Copper	Molybdenum	Total
Direct mining costs (a)	$369,965	$60,443	$42,790	$473,198
Royalties, levies and production taxes	6,636	2,927	856	10,419
Changes in inventories	(40,220)	(5,947)	161,920	115,753
By-product sales (b)	(6,971)	(1,319)	(12,857)	(21,147)

Total production costs	$329,410	$56,104	$192,709	$578,223

(a)

Direct mining costs mainly consist of employee costs of $185.1 million (2018 - $121.0 million) and consumables and maintenance costs of $347.0 million (2018 - $272.9 million). In the year ended December 31, 2019, the Company included regional office administration costs of $15.6 million (December 31, 2018 - $13.8 million) in direct mining costs. This was previously disclosed outside of production costs in the Statement of Earnings. The 2018 comparative figures have been reclassified to comply with the basis of presentation adopted in the current year.

(b)	By-product sales include silver, rhenium and sulfuric acid sales.

CENTERRA GOLD INC. ANNUAL REPORT 2019	97

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

In 2018, as a result of the temporary suspension of mill processing operations at the Mount Milligan Mine, $10.9 million of production costs incurred in the year ended December 31, 2018 were classified as standby costs.

In 2019, as a result of the temporary suspension of mine operations at the Kumtor Gold Mine, $9.1 million of production costs incurred in the year ended December 31, 2019 were classified as standby costs. Refer to note 26.

18. Corporate administration

	2019	2018
Corporate administration	$26,496	$26,151
Share-based compensation	18,769	3,485

	$45,265	$29,636

19. Kyrgyz Republic settlement

In August 2019, the Company announced the completion of the Strategic Agreement, with all the remaining Kyrgyz legal proceedings affecting the Kumtor Project, and the international arbitration proceeding at the Permanent Court of Arbitration being terminated, in accordance with the Strategic Agreement on Environmental Protection and Investment Promotion previously entered into with the Kyrgyz Government (the “Strategic Agreement”). As a result, all obligations under the Strategic Agreement, including the settlement and releases of liability as well as the obligations of Kumtor Gold Company (“KGC”) to make contributions to various environmental and social funds of the Kyrgyz Republic Government, became effective.

As part of the completion of the Strategic Agreement, KGC committed to certain additional contributions in the Kyrgyz Republic beyond those recorded in 2018. In particular, KGC is additionally committed to:

a)	a $5 million lump sum contribution to a new Kyrgyz Republic Social Partnership for Regional Development Fund (the “Regional Fund”) (this contribution was made on August 28, 2019);

b)	a $5 million lump sum contribution to the Regional Fund within 12 months of the Second Completion Date;

c)	monthly contributions to the Regional Fund equivalent to 0.4% of KGC’s revenues from the Kumtor Project earned after the Second Completion Date;

CENTERRA GOLD INC. ANNUAL REPORT 2019	98

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

d)	an annual contribution of $1 million to the Kyrgyz Republic Nature Development Fund; and

e)	exploration expenditures of at least $16 million at the Kumtor Project over a two-year period (the Company has spent this amount as at December 31, 2019).

All future contributions are conditional upon the Kyrgyz Government continuing to comply with the conditions precedent under the Strategic Agreement.

The following table summarizes the amounts recorded and paid as a result of the completion of the Strategic Agreement:

	KR Settlement Provision	Other Payables(1)
Balance December 31, 2018	$53,000	$5,400
Additional charges on closing of the agreement	10,000	5,400
Payment on closing of the agreement(2)	(55,000)	(7,600)

Balance December 31, 2019	$8,000	$3,200

(1)	Charges under the annual environmental fund and regional fund.
(2)	In addition to this payment, an additional $5 million was transferred to the reclamation trust fund (note 14).

In March 2020, in view of the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company further determined that additional contributions to the Regional Fund are appropriate. Accordingly, it has made a further $9 million contribution to the Regional Fund and plans to make further contributions of $22 million over the next 30 months.

20. Impairment

Goodwill

The Mount Milligan CGU was allocated goodwill of $16.1 million as a result of the Company’s acquisition of Thompson Creek Metals Company in October 2016. In accordance with its accounting policy, the Company reviews and tests the carrying amounts of goodwill on September 1 of each year and when an indicator of impairment is considered to exist.

In the third quarter of 2019, the carrying value of Mount Milligan’s CGU net assets was written down to its net realizable value, which included the write-off of the entire goodwill amount.

CENTERRA GOLD INC. ANNUAL REPORT 2019	99

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Impairment testing:

As part of the Company’s annual budget and life of mine process, the Company identified in the third quarter of 2019 that recent cost escalation relating to short and long-term water sourcing requirements, higher maintenance costs, higher than expected labour requirements, and lower mill throughput estimates, among other things, will continue in the short to medium term. This combined with lower than expected long term gold recoveries and the expectation that Mount Milligan’s mineral reserves and resources would be materially reduced resulted in a trigger for an impairment test on Mount Milligan’s long-lived assets.

The impairment test was performed effective September 1, 2019, and used the Fair Value Less Costs of Disposal (“FVLCD”) methodology. Specifically, the net asset value (“NAV”) of the Mount Milligan CGU was determined based on a discounted cash flow analysis of an indicative life-of-mine model (“Indicative model”) developed solely for impairment testing purposes and was management’s best estimate of the economics associated with the remainder of the life of the mine at that point in time. The Indicative model was not a NI 43-101 technical report and it did not include the associated detailed engineering; rather, it was management’s best estimate when the impairment trigger was identified. The Indicative model included the estimated higher cost profile referred to above, updated grade-recovery curves for both gold and copper, an estimate of contained gold and copper metal to be mined and processed over the life of the mine, the cash flows expected to be generated over the life of the mine, and various other business and economic assumptions. The higher cost profile referred to above, was incorporated in the discounted cash flow analysis used in the impairment test.

In determining fair value, management believed that an industry participant would consider the value of resources not included in the Indicative model. As such, the Company also included the fair value of the estimated recoverable amount of known resources beyond the Indicative model by considering the estimated cash flows per ounce generated in the Indicative model.

Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the Indicative model or reserve and resource estimates, and the benefit of gold price optionality. As a result, the Company applied a specific NAV multiple based on the multiples observed in the market in recent periods that management judged to be appropriate.

The test concluded that the recoverable amount of the Mount Milligan CGU using the Indicative model and higher cost profile was lower than its carrying value as at September 1, 2019. As a result, the Company recorded an impairment charge of $230.5 million in the Statement of Earnings, including the write-down of goodwill of $16.1 million and long-lived assets of $214.4 million.

CENTERRA GOLD INC. ANNUAL REPORT 2019	100

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The FVLCD determined from the discounted cash flow analysis is categorized as non-recurring level 3 hierarchy in accordance with IFRS 13, Fair Value Measurement.

Updated NI 43-101 Technical Report

On March 26, 2020, the Company announced the results of the updated NI 43-101 technical report on the Mount Milligan Mine as at December 31, 2019. This resulted in a material reduction in reserves and resources compared to the reserves and resources statement as at December 31, 2018. The assumptions used in the development of this NI 43-101 technical report and revised reserve included a gold price of $1,250 per ounce, a copper price of $3.00 per pound and a CAD foreign exchange rate of 1.3. The decrease in Mount Milligan’s reserves was considered to be a triggering event for impairment testing as at December 31, 2019, however no further impairment charge or reversal of impairment was identified as a result of the test. The assumptions used in our impairment test at both December 31, and September 1, 2019 are included in the table below. The updated NI 43-101 technical report on the Mount Milligan Mine was published by the Company on March 26, 2020.

Assumptions and Judgments

Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels, metallurgical recoveries and operating, capital and closure costs in the life of mine plans; continued license to operate; future metal prices; foreign exchange rates; discount rates; net asset value multiples and the value of mineral reserves and resources outside the Indicative model and NI 43-101. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment analysis and its conclusions.

The key assumptions used in the impairment test for Mount Milligan are summarized in the table below:

	September 1, 2019	December 31, 2019
Gold price per oz - short-term	$1,350	$1,400
Gold price per oz - long-term	$1,300	$1,350
Copper price per lb - short-term	$2.60-$2.80	$2.60-$2.80
Copper price per lb - long-term	$3.00	$3.00
Foreign exchange rate (Canadian dollar to US dollar)	$1.30	$1.30
Discount rate	8%	6%
NAV multiple	1.00-1.25	1.00-1.25

CENTERRA GOLD INC. ANNUAL REPORT 2019	101

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Gold prices

Management estimated gold prices through an analysis of gold forward prices and by considering the average of the most recent market commodity price forecasts consensus from a number of recognized financial analysts. Recent changes in the gold market has resulted in a revision to our gold price assumption from September 1, 2019 to December 31, 2019.

Beyond Life of Mine

For the impairment test as at December 31, 2019, where the life of mine plans exclude a material portion of total resources, the Company assigns a fair value per ounce to the resources not considered in these plans.

Production

As at September 1, 2019, the Company determined its indicative production profile and total life of mine production based on an updated pit shell estimate developed in the third quarter. As at December 31, 2019, the production profile was based on the updated NI 43-101 technical report on the Mount Milligan Mine.

Discount rate

A real after-tax discount rate was based on the Company’s estimated weighted-average cost of capital adjusted for the risks associated with Mount Milligan’s cash flow. Some risks associated with the Mount Milligan Mine reflected in the discount rate employed in our analysis at September 1, 2019, have since been reduced, including throughput and production risks related to water availability. As a result, we have reduced our discount rate from 8% as at September 1, 2019 to 6% as at December 31, 2019.

CENTERRA GOLD INC. ANNUAL REPORT 2019	102

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

21. Other operating expenses

	2019	2018
Social development contributions (a)	$3,009	$2,603
Nature Development Fund contributions (b)	5,700	2,700
Selling and marketing (c)	10,613	7,279
Remediation costs - Kumtor (d)	5,217	—
Mill optimization studies - Mount Milligan	—	547
Business combination acquisition and integration expenses	—	4,515
Reclamation expense (e)	34,544	40,355
Other	30	—

	$59,113	$57,999

(a)

Social development contributions include $1.4 million (December 31, 2018 - nil) that relate to amounts KGC is required to pay as part of the completion of the Strategic Agreement. Refer to note 19 for additional details.

(b)

Nature Development Fund contributions relate to contributions to the Nature Development Fund and Regional Fund as part of the completion of the Strategic Agreement. Refer to note 19 for additional details.

(c)	Selling and marketing costs primarily comprise of freight charges associated with the Mount Milligan mine and Langeloth processing facility.
(d)	Refer to note 26 for details on the significant rock movement at the Kumtor Mine, which gave rise to these remediation costs.
(e)	Reclamation expense consists of changes in the provision for reclamation that is recognized in the Statement of Earnings.

22. Finance costs

	2019	2018
Interest expense	$5,748	$15,750
Lease financing expense	1,189	—
Deferred financing costs amortized	755	6,525
Commitment fees	1,844	1,441
Accretion of provision for reclamation	4,385	3,444
Other financing fees	2,416	3,072

	$16,337	$30,232

23. Taxes

a.	Revenue based taxes - Kumtor

Kumtor pays taxes on revenue generated from the Kumtor Mine, at a rate of 13% of gross revenue, with an additional contribution of 1% of gross revenue payable to the Issyk-Kul Oblast Development Fund. These fees are recorded in “Revenue-based taxes” on the Statement of Earnings.

CENTERRA GOLD INC. ANNUAL REPORT 2019	103

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b.	Income tax (recovery) expense

	2019	2018
Current tax	$3,719	$4,406
Deferred tax	(10,790)	(19,053)

Total income tax recovery	$(7,071)	$(14,647)

Income tax expense (recovery) differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2019	2018
(Loss) earnings before income tax	$(100,584)	$98,823
Income tax expense calculated at the combined Canadian and provincial statutory income tax rate of 26.5%	$(26,655)	$24,614
Increase (decrease) due to:
Difference between Canadian and foreign tax rates	(66,168)	(46,237)
Change in unrecognized deductible temporary differences	76,685	(1,792)
Impact of foreign currency movements	359	(384)
Non-deductible costs	6,777	6,144
British Columbia (“B.C.”) mining tax	1,840	4,445
Impact of tax legislation/rate change	—	(1,505)
Other	91	68

Income tax recovery	$(7,071)	$(14,647)

c.	Deferred income tax

The following are significant components of deferred income tax assets and liabilities:

	2019	2018
Deferred income tax assets:
Provisions - asset retirement obligations and other	$12,957	$11,247
Non-capital losses	21,215	11,575

Total deferred tax assets	$34,172	$22,822

Deferred income tax liabilities:
Property, plant and equipment	$67,905	$67,346

Total deferred tax liabilities	$67,905	$67,346

Net deferred tax liabilities	$(33,733)	$(44,524)

CENTERRA GOLD INC. ANNUAL REPORT 2019	104

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company has not recognized deferred tax assets in respect to the following deductible temporary differences:

	2019	2018
Non-capital losses (expiring 2028 – 2039)	$464,895	$563,716
Net operating losses restricted due to changes in ownership	75,909	78,997
Deductible temporary differences (a)	849,469	401,367
Capital losses	138,282	125,542

Total	$1,528,555	$1,169,622

a)	The deductible temporary differences consist of $758,807 for Canada and $90,512 for the U.S.

The Company has also not recognized deferred tax assets with respect to British Columbia mining tax for deductible temporary differences of $844.5 million (December 31, 2018 - $562.8 million) or mining tax credits of $23.0 million (December 31, 2018 - $18.1 million).

24. Shareholders’ equity

a.	Share Capital

Centerra is authorized to issue an unlimited number of common shares, class A non-voting shares and preference shares with no par value.

	Number of common shares	Amount
Balance at January 1, 2018	291,782,846	$948,121
Shares issued on exercise of stock options	63,860	445
Shares issued on redemption of restricted share units	15,633	76
Shares issued under the employee share purchase plan	137,610	686

Balance at December 31, 2018	291,999,949	$949,328
Shares issued on exercise of stock options	1,505,768	9,960
Shares issued on redemption of restricted share units	14,849	101
Shares issued under the employee share purchase plan	169,890	1,015

Balance at December 31, 2019	293,690,456	$960,404

CENTERRA GOLD INC. ANNUAL REPORT 2019	105

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b.	Earnings (loss) per share

Basic and diluted earnings per share computation:

	2019	2018
(Loss) earnings from continuing operations	$(93,513)	$113,470
Net loss from discontinued operations	—	(5,941)

Net (loss) earnings	$(93,513)	$107,529

Basic (loss) earnings per share - Continuing operations	$(0.32)	$0.39
Basic loss per share - Discontinued operations	—	(0.02)

Basic (loss) earnings per share	$(0.32)	$0.37

Diluted (loss) earnings per share - Continuing operations	$(0.32)	$0.38
Diluted loss per share - Discontinued operations	—	(0.02)

Diluted (loss) earnings per share	$(0.32)	$0.36

(Thousands of common shares)
Basic weighted average number of common shares outstanding	292,951	291,895
Effect of potentially dilutive securities: Stock options	1,104	174
Restricted share units	—	608

Diluted weighted average number of common shares outstanding	294,055	292,677

For the years ended December 31, 2019 and 2018, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2019	2018
Stock options	1,699	4,002
Restricted share units	1,106	—

	2,805	4,002

CENTERRA GOLD INC. ANNUAL REPORT 2019	106

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

c.	Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2019 and 2018 is summarized as follows:

	2019		2018
	Expense	Liability	Expense (Reversal)	Liability
(i) Stock options	$1,940	$—	$1,705	$—
(ii) Performance share units	12,302	14,444	2,204	4,807
(iii) Deferred share units	1,166	2,108	30	942
(iv) Restricted share units	4,497	9,413	(288)	3,143

	$19,905	$25,965	$3,651	$8,892

i.	Stock options

Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model was used to estimate the fair value of stock options granted.

Centerra’s stock options transactions during the year ended December 31, 2019 and 2018 were as follows:

	2019		2018
	Number of Options	Weighted Average Exercise Price (Cdn$)	Number of Options	Weighted Average Exercise Price (Cdn$)
Balance, January 1	6,090,810	$7.56	4,817,452	$7.81
Granted	1,309,918	6.85	1,429,773	6.77
Forfeited	(1,521,480)	(7.95)	(11,534)	(9.33)
Exercised (a)	(1,505,768)	(6.06)	(144,881)	(6.36)

Balance, December 31	4,373,480	$7.31	6,090,810	$7.56

(a)	The weighted average market price of shares issued for options exercised in the year ended December 31, 2019 was Cdn$8.93 (year ended December 31, 2018 – Cdn$7.48).

As at December 31, 2019, there were 4,372,479 options outstanding to acquire common shares, with expiry dates ranging between 2020 and 2027. There were 2,211,986 options vested at December 31, 2019.

CENTERRA GOLD INC. ANNUAL REPORT 2019	107

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

ii.	Performance Share Unit plan

Centerra’s Performance Share Unit plan transactions during the year ended December 31, 2019 and 2018 were as follows:

Number of units	2019	2018
Balance, January 1	2,008,200	2,222,380
Granted	1,050,801	730,436
Exercised	(1,081,787)	(831,384)
Cancelled	(58,430)	(113,232)

Balance, December 31	1,918,784	2,008,200

The vested number of units outstanding as at December 31, 2019 are 529,477 (December 31, 2018 – 785,128). The December 31, 2019 Performance Share Unit liability balance of $14.4 million includes $10.4 million attributable to vested units (December 31, 2018 – liability of $4.8 million, of which $1.9 million was vested).

iii.	Deferred Share Unit plan

Centerra’s Deferred Share Unit plan transactions during the period were as follows:

Number of units	2019	2018
Balance, January 1	225,861	242,695
Granted	50,983	50,529
Exercised	—	(67,363)

Balance, December 31	276,844	225,861

Given that Deferred Share Units vest immediately upon granting, all Deferred Shared Units outstanding as at December 31, 2019 are vested with a liability balance of $2.1 million (December 31, 2018 – $0.9 million outstanding and vested).

iv.	Restricted Share Unit plan

Centerra’s Restricted Share Unit plan transactions during the period were as follows:

Number of units	2019	2018
Balance, January 1	753,599	289,648
Granted	627,104	575,686
Redeemed	(135,760)	(111,735)

Balance, December 31	1,244,943	753,599

CENTERRA GOLD INC. ANNUAL REPORT 2019	108

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

At December 31, 2019, the number of units outstanding had a related liability of $9.4 million (December 31, 2018- $3.2 million). Compensation recovery for the plan was $2.3 million for the year ended December 31, 2019 (2018 - $0.3 million expense).

d.	Dividends declared

On March 25, 2020, the Board approved a dividend of Cdn$0.04 per share. The dividend is to be paid on April 22, 2020 (for shareholders of record on April 8, 2020).

25. Supplemental disclosure

a)	Changes in operating working capital

	2019	2018
(Increase) decrease in amounts receivable	$(35,835)	$5,882
Increase in inventory - ore and metals	(175,480)	(90,353)
Increase in inventory - supplies	(18,810)	(5,607)
Decrease (increase) in other current assets	1,341	(9,326)
Increase (decrease) in trade creditors and accruals	40,249	(15,814)
Decrease in revenue-based tax payable	(210)	(14,999)
Increase in depreciation and amortization included in inventory	126,377	14,302
Increase in accruals included in additions to PP&E	(2,124)	(3,503)
Decrease (increase) in other taxes payable	178	(755)

(Increase) in operating working capital	$(64,314)	$(120,173)

Change in operating working capital of discontinued operations	—	1,076

Net changes in operating working capital	$(64,314)	$(119,097)

CENTERRA GOLD INC. ANNUAL REPORT 2019	109

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b)	Changes in liabilities arising from financing activities

	Balance at January 1, 2019	Additions (repayments)	Interest (paid) expense, net	Other (c)	Balance at December 31, 2019
Debt	$184,266	$(115,183)	$—	$924	$70,007
Lease obligations (a)	25,953	(4,773)	120	1,339	22,639
Interest payable (b)	593	—	(1,512)	991	72

Total	$210,812	$(119,956)	$(1,392)	$3,254	$92,718

	Balance at January 1, 2018	Additions (repayments)	Interest (paid) expense, net	Other (c)	Balance at December 31, 2018
Debt	$292,133	$(105,332)	$(3,589)	$1,054	$184,266
Interest payable (b)	1,551	—	(5,006)	4,048	593

Total	$293,684	$(105,332)	$(8,595)	$5,102	$184,859

(a)	Included within “Accounts Payable and accrued liabilities”.
(b)

Given the adoption of IFRS 16 on January 1, 2019, there are no comparatives for lease obligations. Refer to note 13 for the reconciliation of the lease commitments disclosed at December 31, 2018 and the lease liability recognized as a result of the adoption of IFRS 16 on January 1, 2019.

(c)	Includes costs associated with the OMAS Facility which have been capitalized and other financing costs and foreign exchange revaluation recognized in the Statement of Earnings.

26. Commitments and contingencies

Commitments

a.	Contracts

As at December 31, 2019, the Company has entered into contracts to purchase capital equipment and operational supplies totalling $40.6 million (Kumtor - $25.3 million, Öksüt Project $12.1 million, Mount Milligan - $1.7 million, Greenstone Gold Property - $0.1 million and Kemess - $1.4 million).

b.	Greenstone Partnership

As consideration for the Company’s initial 50% partnership interest in Greenstone Gold Mines LP, the Company agreed to commit up to an additional Cdn$185 million to fund the project, subject to certain feasibility and project advancement criteria. In the event that the project is put under care and maintenance as a result of feasibility study or project criteria not being met, the Company will be required to make contributions towards the costs associated with the care and maintenance of the project for a period of two years or until the Cdn$185 million is spent (if such event occurs first), after which time the partners would fund such costs on a pro rata basis. Any such costs will form part of the Cdn$185 million development contributions commitment of the Company. As at December 31, 2019, the Company has funded a total of Cdn$138.8 million (USD106.0 million) of its commitment since the inception of the partnership.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

c.	Molybdenum purchases

In the normal course of operations, the Company enters into agreements for the purchase of molybdenum. As of December 31, 2019, the Company had commitments to purchase approximately 14.4 million pounds of molybdenum as unroasted molybdenum concentrate for 2020 primarily priced at the time of purchase at a set discount to the market price for roasted molybdenum concentrate.

Contingencies

Various legal, tax and environmental matters are outstanding from time to time due to the nature of the Company’s operations. While the final outcome with respect to actions outstanding or pending at December 31, 2019 cannot be predicted with certainty, it is management’s opinion that it is not, except as noted below, more likely than not that these actions will result in the outflow of resources to settle the obligation; therefore no amounts have been accrued.

Kyrgyz Republic

Kumtor Waste Dump Accident

On December 1, 2019, the Company announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump earlier that morning, which resulted in the fatality of two Kumtor employees. Open pit mining operations were halted and a search and rescue operation was commenced immediately to recover the Company’s employees. In January 2020, after an extensive search and in consultation with the families of the deceased Kumtor employees, search efforts were terminated. Kumtor’s annual mine plans have been re-evaluated and after significant consultation with Kyrgyz Republic state authorities, Kumtor re-commenced mining operations. Milling activities at Kumtor continued with the mill continuing to process stockpiled ore.

Canada

Mount Milligan Mine

The Company has received a notice of civil claims from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

CENTERRA GOLD INC. ANNUAL REPORT 2019	111

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

27. Related party transactions

a.	Kyrgyzaltyn

The sole customer of gold doré from the Kumtor Mine, Kyrgyzaltyn, is a shareholder of the Company and is a state-owned entity of the Kyrgyz Republic. Gold produced by the Kumtor Mine is purchased at the mine site by Kyrgyzaltyn, for processing at its refinery in the Kyrgyz Republic pursuant to the Restated Gold and Silver Sales Agreement (“Sales Agreement”), dated June 6, 2009 between KGC, Kyrgyzaltyn and the Government of the Kyrgyz Republic. Amounts receivable from Kyrgyzaltyn arise from the sale of gold to Kyrgyzaltyn. Kyrgyzaltyn is required to pay for gold delivered within 12 days from the date of shipment. Default interest is accrued on any unpaid balance after the permitted payment period of 12 days. The obligations of Kyrgyzaltyn are partially secured by a pledge of 2,850,000 shares of the Company owned by Kyrgyzaltyn. Revenues from the Kumtor gold mine are subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

The breakdown of the sales transactions and expenses with Kyrgyzaltyn, and the management fees paid and accrued by KGC to Kyrgyzaltyn according to the terms of the Sales Agreement are as follows:

	2019	2018
Sales:
Gross gold and silver sales to Kyrgyzaltyn (a)	$836,689	$669,677
Deduct: refinery and financing charges	(5,141)	(4,809)

Net sales revenue received from Kyrgyzaltyn	$831,548	$664,868

Expenses:
Contracting services provided by Kyrgyzaltyn (b)	$1,146	$1,352
Management fees payable to Kyrgyzaltyn	600	530

Expenses paid to Kyrgyzaltyn	$1,746	$1,882

(a)	As at December 31, 2019, there is $0.1 million (December 31, 2018 - $0.2 million) of amounts receivable from Kyrgyzaltyn from gold sales.
(b)	As at December 31, 2019, there is $1.6 million (December 31, 2018 - $1.2 million) payable to Kyrgyzaltyn.

b.	Transactions with directors and key management

The Company transacts with key management personnel and directors, who have authority and responsibility to plan, direct and control the activities of the Company, for services rendered in their capacity as directors and employees.

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President

CENTERRA GOLD INC. ANNUAL REPORT 2019	112

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

and Chief Operating Officer, Vice President and General Counsel and Vice President Business Development & Exploration. Subsequent to December 31, 2019, the position of Vice President and Chief Human Resources Officer was added to the list of executive officers.

During the years ended December 31, 2019 and 2018, remuneration to directors and key management personnel were as follows:

i)	Compensation of directors

	2019	2018
Fees earned and other compensation	$1,259	$1,246
Share-based compensation	2,465	945

Total expense	$3,724	$2,191

ii)	Compensation of key management personnel

	2019	2018
Salaries and benefits	$4,311	$4,191
Share-based compensation	7,756	1,278

Total expense	$12,067	$5,469

28. Capital management

The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of short-term and long-term debt, lease obligations and shareholders’ equity. Refer to note 12 (Debt), note 13 (Leases) and note 24 (Shareholders’ Equity) for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented a planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short-term investments.

CENTERRA GOLD INC. ANNUAL REPORT 2019	113

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

29.    Financial instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, restricted cash and short-term investments, amounts receivable (including embedded derivatives), derivative instruments, long-term receivables, tax receivables, accounts payable and accrued liabilities (including amounts due to Royal Gold), debt, and revenue-based taxes payable.

Derivative Instruments

The Company uses derivative instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, currency exchange rates and the cost of fuel. As of December 31, 2019, the Company has entered into Royal Gold deliverables, FX contracts and fuel hedge contracts, as summarized below:

Contract	Instrument	Unit	Average strike price	Type	Total position
Gold (a)	Forward contracts	Ounces	(a)	Float	22,500
Copper (a)	Forward contracts	Pounds	(a)	Float	4.2 million
FX Hedges	Zero-cost collars	Cdn $	1.30/1.34	Fixed	197.6 million
Fuel	Brent crude oil zero-cost collars	Barrels	$58/$67	Fixed	137,108

(a)	Royal Gold hedging program with a market price determined on closing of the contract.

As of December 31, 2019, the Company had five counterparties (December 31, 2018 - eight) to its derivative positions. On an ongoing basis, the Company monitors its exposures and ensures that the counterparties with which it holds outstanding contracts continue to meet the credit rating requirements of the Company’s financial risk management policy.

The Company’s hedging strategy for which hedge accounting is applied consists of the fuel hedge contracts, Royal Gold deliverables, FX contracts and provisionally-priced contracts.

CENTERRA GOLD INC. ANNUAL REPORT 2019	114

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The strategic gold and copper hedge contracts were settled as at June 30, 2019. The following table is an analysis of the Royal Gold deliverables, FX contracts, strategic gold and copper contracts and fuel hedge contracts recorded in the Statement of Earnings:

	Income Statement Classification	Balance Sheet Classification	2019	2018
Royal Gold and FX contracts

Gain/loss on copper derivatives	Revenues	—	$2,699	$(1,522)
Gain/loss on FX contracts	Other income	—	(511)	(2,122)

			$2,188	$(3,644)

Strategic gold, copper and fuel hedges

Effective portion of changes in fair value	—	Accumulated other comprehensive income	$24	$24,558
Reclassified to Statement of Earnings	Revenues	—	(419)	(9,620)

Net unrealized (loss) gain included in AOCI, net of tax			$(395)	$14,938

Reclassified from accumulated other comprehensive income	Revenues	—	$(419)	$9,620
Gain/loss on derivatives (a)	Revenues	—	395	(3,817)

Total (loss) gain included in Statement of Earnings			$(24)	$5,803

(a)

Represents the change in fair value of certain gold and copper derivative instruments which were early settled or reclassified to the Statement of Earnings since they no longer qualify for hedge accounting.

The following table is a sensitivity analysis of the impact on the Statement of Earnings of an increase or a decrease of 10% of the price of the derivative instrument:

Sensitivity table
	Fair value as at December 31, 2019	Increase of 10%	Decrease of 10%
Commodity contracts (Royal Gold)	$637	$3,697	$(2,416)
Energy Hedges (Strategic)	(14)	673	—
FX contracts (Strategic)	946	13,869	(9,565)

Royal Gold deliverables

The Company must satisfy its obligation under the streaming arrangement with Royal Gold by delivering gold and copper to Royal Gold after receiving payment from third-party customers, including offtakers and traders, which purchase concentrate from the Mount Milligan Mine (“MTM Customers”). The Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to MTM Customers within two days of receiving a final payment. If the final payment from a MTM Customer is not received within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on information that is available from the MTM Customer at that time.

CENTERRA GOLD INC. ANNUAL REPORT 2019	115

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

Fuel hedge contracts

In 2016, the Company established a diesel fuel price hedging strategy using derivative instruments to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Kumtor Mine. The Company hedges its exposure with crude oil futures contracts, as the price of diesel fuel closely correlates to the price of crude oil.

FX contracts

Currency contracts are used to mitigate the variability of non-US dollar denominated exposures and do not meet the strict hedge effectiveness criteria.

Provisionally-priced contracts

Certain copper-gold concentrate sales contracts provide for provisional pricing. These sales contain an embedded derivative related to the provisional pricing mechanism and are marked to market at the end of each reporting period. As at December 31, 2019 the Company’s trade receivables with embedded derivatives had a fair value of $33.5 million (December 31, 2018-$21.5 million), representing 13.3 million pounds of copper and 33,161 ounces of gold (December 31, 2018-23.3 million pounds of copper and 78,578 ounces of gold).

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest-level input tat is significant to the fair value measurement as a whole:

Level 1: observable inputs such as quoted prices in active markets;

CENTERRA GOLD INC. ANNUAL REPORT 2019	116

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Level 2: inputs, other than the quoted market prices in active markets, which are observable, either directly and/or indirectly; and

Level 3: unobservable inputs for the asset or liability in which little or no market data exists, which therefore require an entity to develop its own assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period. At December 31, 2019, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

During the year ended December 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The Company’s financial assets and liabilities include cash and cash equivalents, short-term investments, trade receivables, accounts payable and accrued liabilities, long-term debt, and derivative financial instruments.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statement of Financial Position at fair value on a recurring basis were categorized as follows:

December 31, 2019
	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash and cash equivalents	$42,717	$—	$—	$42,717
Provisionally-priced receivables	—	33,489	—	33,489
Derivative financial instruments	—	1,526	—	1,526
Other assets	87,694	—	—	87,694

	$130,411	$35,015	$—	$165,426

Financial liabilities
Debt	$70,007	$—	$—	$70,007
Derivative financial instruments	—	183	—	183
Other liabilities	251,410	—	—	251,410

	$321,417	$183	$—	$321,600

CENTERRA GOLD INC. ANNUAL REPORT 2019	117

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

December 31, 2018
	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash and cash equivalents	$151,705	$—	$—	$151,705
Provisionally-priced receivables	—	17,799	—	17,799
Derivative financial instruments	—	1,081	—	1,081
Other assets	90,566	—	—	90,566

	$242,271	$18,880	$—	$261,151

Financial liabilities
Debt	$184,266	$—	$—	$184,266
Derivative financial instruments		101	—	101
Other liabilities	126,999	—	—	126,999

	$311,265	$101	$—	$311,366

Valuation Techniques

Cash equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Provisionally-priced receivables

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

Other assets and liabilities (including debt)

The recorded value of restricted cash and short-term investments, amounts receivable, taxes receivable, long-term receivables, accounts payable and accrued liabilities, lease obligation and debt approximate their relative fair values. In accordance with IFRS 9, Langeloth’s receivables are provided for based on lifetime expected credit losses, which are established by considering historical credit loss experience with each customer.

CENTERRA GOLD INC. ANNUAL REPORT 2019	118

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

30. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. We manage our financial risks in accordance with our financial risk management policy overseen by the Company’s Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a.	Currency risk

The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the U.S. dollar, including the Canadian dollar, Kyrgyz Som, European Euro and Turkish Lira. The operating results and financial position of the Company are reported in U.S. dollars in the Company’s consolidated financial statements. The fluctuation of the U.S. dollar in relation to other currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets.

The Company utilizes hedging strategies to minimize our exposure to the Canadian dollar. Based on amounts as at December 31, 2019 and net of the impact of hedging strategies, a 10% strengthening of the U.S. dollar against the Canadian dollar would result in a $3.6 million loss, while a 10% weakening of the U.S. dollar against the Canadian dollar would result in a $3.9 million gain.

b.	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2019, the majority of the $70.7 million in cash and cash equivalents and current and non-current restricted cash and short-term investments (December 31, 2018 - $179.2 million) were comprised of interest-bearing assets. Based on amounts as at December 31, 2019, a 100-basis point change in interest rates would result in a $0.7 million adjustment to interest income (December 31, 2018 - $1.8 million adjustment to interest income). The Company’s policy limits the investment of excess funds to liquid term deposits, treasury bills, banker’s acceptances, bearer’s deposit notes and corporate direct credit having a single “A” rating or greater.

CENTERRA GOLD INC. ANNUAL REPORT 2019	119

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Additionally, the interest rates on the Company’s $91.2 million of debt and lease obligations include a variable rate component referenced to LIBOR (December 31, 2018 - $188.5 million). Based on the amount drawn as at December 31, 2019, a 100-basis point change in LIBOR would result in a $0.8 million adjustment to interest costs (December 31, 2018 - $2.0 million).

c.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s receivables from customers and on cash and cash equivalents and restricted cash.

The Company’s exposure to credit risk, in respect of the Company’s receivables, is influenced mainly by the individual characteristics of each customer. Kyrgyzaltyn is the sole customer of gold doré from the Kumtor mine and is a shareholder of Centerra. Gold and copper concentrate from Mount Milligan are sold to four multi-national off-takers with limited credit risk.

To partially mitigate exposure to potential credit risk related to Kumtor sales, the Company has an agreement in place whereby Kyrgyzaltyn has pledged 2,850,000 Centerra common shares it owns as security against unsettled gold shipments, in the event of default on payment (note 27).

Based on movements in Centerra’s share price and the value of individual or unsettled gold shipments over the course of 2019, the maximum exposure during the year, reflecting the shortfall in the value of the security as compared to the value of any unsettled shipments, was approximately $49.2 million (December 31, 2018- $109.7 million).

The Company manages counterparty credit risk, in respect of cash equivalents, by maintaining bank accounts with highly-rated U.S. and Canadian banks and investing only in highly-rated Canadian and U.S. Government bills, term deposits or banker’s acceptances with highly-rated financial institutions and corporate direct credit issues that can be promptly liquidated. As at December 31, 2019, the Company’s cash equivalents are maintained with Canadian Schedule I banks with a minimum of an Al/Pl rating.

d.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows, short and long-term debt and, from to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its loans and borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt and by monitoring developments in the capital markets.

CENTERRA GOLD INC. ANNUAL REPORT 2019	120

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

As at December 31, 2019, cash and cash equivalents were $42.7 million compared to $151.7 million at December 31, 2018. In addition, the Company has $500 million in undrawn borrowing facilities available at December 31, 2019.

The Company believes its cash on hand, available cash from the Company’s existing credit facilities, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through to the end of 2020.

A maturity analysis of the Company’s financial liabilities, contractual obligations, other fixed operating and capital commitments, excluding asset retirement obligations, is set out below:

Year ended December 31, 2019
(Millions of U.S. Dollars)	Total	Due in <1 Year	Due in 1-3 Years	Due in 4-5 Years	Due after 5 Years
Accounts payable and accrued liabilities	$238.3	$238.3	$—	$—	$—
Debt	77.5	—	—	77.5	—
Reclamation trust fund	28.1	6.0	18.0	4.1	—
Capital equipment	0.4	0.4	—	—	—
Operational supplies	26.6	26.6	—	—	—
Project development	13.6	13.6	—	—	—
Undiscounted lease liabilities	31.7	8.4	19.3	4.0	—
Derivative liability	0.2	0.2	—	—	—

Total contractual obligations	$416.4	$293.5	$37.3	$85.6	$—

Year ended December 31, 2018
(Millions of U.S. Dollars)	Total	Due in <1 Year	Due in 1-3 Years	Due in 4-5 Years	Due after 5 Years
Accounts payable and accrued liabilities	$173.8	$173.8	$—	$—	$—
Debt	192.7	5.0	27.0	111.0	49.7
Reclamation trust fund	38.2	6.0	18.0	12.0	2.2
Capital equipment	0.7	0.7	—	—	—
Operational supplies	67.6	67.6	—	—	—
Project development	88.9	78.3	10.6	—	—
Undiscounted lease liabilities	9.2	4.7	2.5	1.1	—
Derivative liability	0.1	0.1	—	—	—

Total contractual obligations	$571.2	$336.2	$58.1	$124.1	$51.9

CENTERRA GOLD INC. ANNUAL REPORT 2019	121

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

e.	Commodity price risk

The profitability of the Company’s operations and mineral resource properties relates primarily to the market price and outlook of gold and copper. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.

Gold and copper prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of gold and copper increase over time, the fair value of the Company’s mineral assets increases and cash flows will improve; conversely, declines in the price of gold will reduce the fair value of mineral assets and cash flows. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g. diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk both for gold and copper price movements on the Royal Gold stream, and for fuel hedge contracts to mitigate commodity price risk (see note 29).

Based on amounts as at December 31, 2019 and net of the impact of hedging strategies, a 10% movement (both increase and decrease) in gold prices would have an impact of $87.4 million gain/loss on net earnings. Similarly, a 10% movement (both increase and decrease) in copper prices would have an impact of $15.5 million gain/loss on net earnings.

31. Segmented information

In accordance with IFRS 8, Operating Segments, the Company’s operations are segmented into three mine sites and one business unit. The remaining operating segments, including Corporate and development projects, have been grouped into an “other” category and are not reported on individually. These segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM. Information presented in the table below is shown at the level at which it is reviewed by the CODM in his decision-making process.

The three mine sites include the Kumtor Gold Mine, the Mount Milligan Mine and the Öksüt Project. The business unit consists of the Molybdenum segment, which include the operations of the Langeloth processing facility and care and maintenance activities of the Endako and Thompson

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Creek Mines. The Corporate and other segment includes the head office located in Toronto, the corporate office located in Denver, Colorado, the Greenstone Gold Property, the Kemess Project and other international exploration projects. The segments’ accounting policies are consistent with those described in note 3.

CENTERRA GOLD INC. ANNUAL REPORT 2019	123

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Segment Revenues and Results

The following table reconciles segment operating profit to the consolidated operating profit in the Statements of Earnings:

Year ended December 31, 2019
			North America
(Millions of U.S. Dollars)	Kumtor	OMAS	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$827.5	$—	$335.0	$212.8	$—	$1,375.3
Cost of sales
Production costs	228.6	—	232.7	215.2	—	676.5
Depreciation, depletion and amortization	181.3	—	53.3	5.0	—	239.6
Standby costs	9.1	—	—	—	—	9.1

Earnings (loss) from mine operations	$408.5	$—	$49.0	$(7.4)	$—	$450.1
Care and maintenance	—	—	—	13.4	15.1	28.5
Exploration expenses and business development	11.3	—	4.0	0.1	30.6	46.0
Corporate administration	—	—	—	—	45.3	45.3
Provision for Kyrgyz Republic settlement	10.0	—	—	—	—	10.0
Impairment	—	—	214.4	—	16.1	230.5
Revenue-based taxes	116.4	—	—	—	—	116.4
Other operating expenses	13.9	—	8.0	37.2	—	59.1

(Loss) earnings from operations	$256.9	$—	$(177.4)	$(58.1)	$(107.1)	$(85.7)

Capital expenditure for the year	$173.3	$89.7	$89.2	$5.4	$27.4	$385.1

CENTERRA GOLD INC. ANNUAL REPORT 2019	124

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Year ended December 31, 2018
			North America
(Millions of U.S. Dollars)	Kumtor	OMAS	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$660.1	$—	$263.0	$206.3	$—	$1,129.3
Cost of sales
Production costs	209.1	—	176.5	192.7	—	578.4
Depreciation, depletion and amortization	154.6	—	37.2	5.1	—	196.9
Standby costs, net	—	—	10.8	—	—	10.8

Earnings from mine operations	$296.4	$—	$38.5	$8.5	$—	$343.3
Care and maintenance	—	—	—	14.6	14.7	29.3
Exploration expenses and business development	6.1	—	3.2	—	25.5	34.8
Corporate administration	0.1	0.1	—	—	29.4	29.6
Revenue-based taxes	93.0	—	—	—	—	93.0
Other operating expenses	5.3	—	5.6	42.6	4.5	58.0

(Loss) earnings from operations	$191.9	$(0.1)	$29.7	$(48.7)	$(74.1)	$98.6

Capital expenditure for the year	$195.8	$47.2	$39.5	$2.3	$59.5	$344.3

CENTERRA GOLD INC. ANNUAL REPORT 2019	125

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Geographical Information

The following table details the Company’s revenue by the location of its customers and information about the Company’s non-current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
(Millions of U.S. Dollars)	2019	2018	2019	2018
Kyrgyz Republic	$827.5	$660.1	$458.7	$630.2
South Korea	181.0	166.0	—	—
United States	174.3	179.0	94.8	107.9
Japan	100.4	59.8	—	—
China	63.4	45.3	—	—
Canada	2.6	3.6	998.9	1,142.4
Netherlands	22.9	14.7	—	—
Turkey	—	—	208.4	92.5
Other	3.2	0.8	8.1	39.2

Total	$1,375.3	$1,129.3	$1,768.9	$2,012.2

Customer Information

The following table presents sales to the top individual customers for the years ended December 31, 2019 and 2018. The following three customers represent 75% (2018 – 75%) of the Company’s sales revenue:

Customer	Reporting segment	2019	2018
1	Asia - Gold-Copper	$90,504	$77,300
2	Asia - Gold-Copper	118,224	109,600
3	Kyrgyz Republic	827,538	660,058

		$1,036,266	$846,958

CENTERRA GOLD INC. ANNUAL REPORT 2019	126

CORPORATE INFORMATION

DIRECTORS

Michael S. Parrett

Chair

Bruce V. Walter

Vice-Chair

Richard W. Connor

Dushen Kasenov

Maksat Kobonbaev

Stephen A. Lang

Askar Oskombaev

Jacques Perron

Scott G. Perry

Sheryl K. Pressler

Susan L. Yurkovich

OFFICERS AND MANAGEMENT

Scott G. Perry

President and

Chief Executive Officer

Daniel R. Desjardins*

Vice President and

Chief Operating Officer

*effective January 1, 2020

Claudia D’Orazio*

Vice President and

Chief Human Resources Officer

*effective February 10, 2020

Darren J. Millman

Vice President and

Chief Financial Officer

Dennis C. Kwong

Vice President,

Business Development

and Exploration

Yousef Rehman

Vice President, General Counsel

and Corporate Secretary

MANAGEMENT

Kevin D’Souza

Vice President, Security,

Sustainability and Environment

Cam Duquette

Vice President, Health and Safety

John Fitzgerald

Vice President, Capital Projects

& Technical Services

John W. Pearson

Vice President, Investor Relations

Claude Plourde

Vice President, Controller

Julie Robertson

Vice President,

Finance and Capital Projects

Cathy Taylor

Vice President,

Risk and Insurance

Mark A. Wilson

President,

Base Metals Division

Deon Badenhorst

President,

Kumtor Gold Company

Ron Hampton

Project Director,

Kemess Mine

Chuck Hennessey

General Manager,

Mount Milligan Mine

Greg Herbert

Site Manager,

Endako Mine

Jim Kopp

Site Manager,

Thompson Creek Mine

Tom Ondrejko

General Manager,

Langeloth Metallurgical Company

Alper Sezener

General Manager,

Öksüt Madencilik A.S.

CENTERRA GOLD INC. Annual Report 2019

TRANSFER AGENT

For information on common share

holdings, lost share certificates and

address changes, contact:

AST Trust Company (Canada)

P.O. Box 700

Station B

Montreal, QC

Canada H3B 3K3

North America phone toll free:

1.800.387.0825 or

416.682.3860

Fax: 1.888.249.6189

Email:

inquiries@astfinancial.com

AUDITORS

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario

Canada M5H 2S5

STOCK EXCHANGE LISTING

Toronto Stock Exchange

Symbol: CG

INVESTOR RELATIONS CONTACT

John W. Pearson

Vice President Investor Relations

investor@centerragold.com

CORPORATE HEADQUARTERS

Suite 1500

1 University Avenue

Toronto, Ontario

Canada M5J 2P1

T 416.204.1953

F 416.204.1954

www.centerragold.com

CENTERRA GOLD INC. Annual Report 2019	Printed in Canada	BUILT FOR SUCCESS

CENTERRA GOLD INC.

Suite 1500

1 University Avenue

Toronto, Ontario

Canada M5J 2P1

T 416.204.1953

F 416.204.1954

www.centerragold.com